UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Unaudited Condensed Consolidated Interim Financial Statements as of and for the nine months ended September 30, 2014	F-1

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014

This report on Form 6-K consists of a management’s discussion and analysis of financial condition and results of operations and unaudited condensed consolidated interim financial statements for the registrant as of and for the nine month period ended September 30, 2014 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to the terms “Cencosud S.A.,” “we,” “us,” “our” and “our company” refer to the registrant, Cencosud S.A., a corporation organized under the form of a sociedad anónima under the laws of Chile, and its consolidated subsidiaries, unless otherwise indicated.

Operating and Financial Review and Prospects

We believe we are one of the leading multi-brand retailers in South America, based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. We seek to increase operations through organic growth and acquisitions in Brazil, Peru and Colombia, which the Company believes are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth, low formal retail penetration, and strong macroeconomic environments. As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina and Peru, with 48 shopping malls representing 726,730 square meters of gross leasable area as of September 30, 2014, and we also offer private label credit cards, consumer loans and limited financial services to our retail customers.

A.	OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

Developments in the Chilean economy

Our operations in Chile accounted for 35.9% of our consolidated revenues from ordinary activities for the nine months ended September 30, 2014. Consequently, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile. In 2010, the Chilean economy began to recover following the 2009 recession. As reported by the Central Bank of Chile, GDP contracted 1.0% in 2009, but increased by 6.1% in 2010, 6.0% in 2011, 5.5% in 2012 and is estimated to have grown 4.2% in 2013 as reported by the Central Bank of Chile. According to ILACAD World Retail (“ILACAD”), an international consulting company which monitors the retail industry, the Chilean formal retail sector, which consists of business that are taxed and that employ formal labor, accounts for 63% of the retail sector, a relatively high number in comparison to the other countries in which we operate, but low in comparison to the United States, where the formal sector accounts for 92% of the retail sector, according to the U.S. Census Bureau, as of 2013.

The recovery of the Chilean economy in 2010 was led in part by a recovery of the prices of Chile’s exports, which accounted for 60% of GDP in 2012, according to Global Insight, a consulting company for country and industry forecasting. As a result of the economic recovery, the Consumer Price Index (“CPI”) inflation increased 3.0% in 2013 and 1.5% in 2012, compared with an increase of 4.4% in 2011, an increase of 3.0% in 2010 and a decrease of 1.4% in 2009, according to the Central Bank of Chile. Inflation began to accelerate during 2014 following less favorable copper prices and increased international oil prices that resulted in a higher exchange rate. Chilean CPI was at 5.1% in 2014, within the upper range of the institution´s target.

During 2014, the Chilean Central bank began a process of loosening monetary policy in response to weaker economic activity with the aim of boosting growth. Local output, demand and employment indicators continued to show softer dynamics in the economy during this period. These factors, in conjunction with timid global growth prospects, led the bank to cut its benchmark rate for the fourth consecutive time to 3% during its October 16, 2014 meeting. The unemployment rate increased to 6.7% as of September 30, 2014, as internal demand cooled and output decreased, from 5.6% in December 2013, and was 6.1% in December 2012, 6.6% in December 2011, 7.1% in December 2010 and 10.0% in December 2009, according to the Central Bank of Chile.

Chile maintains one of the highest foreign currency credit ratings in Latin America, currently rated AA- by Standard & Poor’s Financial Services LLC, (“S&P”), Aa3 by Moody’s Investors Service, Inc. (“Moody’s”) and A+

by Fitch, Inc. (“Fitch”), as of September 30, 2014. The future economic, social and political developments in Chile, over which we have no control, could have a material adverse effect on us, including impairing our business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

On September 29, 2014, Chile enacted Law No. 20,780 (the “Tax Reform Act”). The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 25% or 27% in certain cases, the rules regarding minimum capitalization, and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), among others. The new rules are set to come into effect gradually, with the implementation process having commenced on October 1, 2014 and set to be completed by January 1, 2018. The effects of this tax reform may increase our operating and compliance costs, which could negatively affect our financial results and our ability to grow our business.

Developments in the Argentine economy

Our operations in Argentina accounted for 24% of our consolidated revenues from ordinary activities for the nine months ended September 30, 2014. Accordingly, the Company is sensitive to macroeconomic conditions in Argentina.

From late 1998 to 2002, the Argentine economy went through an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. As reported by the INDEC (Statistics and Census National Bureau), Argentina’s GDP decreased by 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. In December 2001, a deep economic and political crisis forced Argentina to declare a suspension on payment of its foreign debt. In early 2002, the government released the Argentine peso from its one-to-one peg to the U.S. dollar and allowed the exchange rate to float, resulting in a 49.6% devaluation of the Argentine peso from January 1, 2002 to December 31, 2002, according to the Central Bank of Argentina. From 2003 to 2010, economic indicators showed signs of recovery, guided by a competitive exchange rate, a healthier international context, higher commodity prices and expansionary fiscal and monetary policies. In 2005, Argentina completed the restructuring of most of its 2001 defaulted public debt, which in turn reduced significantly the risk premium on its outstanding bonds. The government recently completed negotiations to serve the remaining debt owed to the Paris Club. As a consequence, Argentina was able to decrease its public-to-GDP ratio from 139% in 2003 to around 45% in 2014, as reported by the Ministry of Economy.

According to the INDEC, the Argentine economy grew by 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. Due to the global financial crisis, Argentina’s GDP according to the World Bank, expanded by only 0.1% in 2009, while it showed strong signs of recovery in 2010 and 2011, growing by 9.1%, and 8.6%, respectively. During 2012 and 2013 Argentina’s GDP grew by 0.9%, and 3.0%, respectively, also according to the World Bank. Unemployment levels also improved, from 8.6% and 7.7% in the fourth quarter of 2009 and 2010, respectively, to 7.2% and 6.8% in the fourth quarter of 2011 and 2012, respectively, as reported by the World Bank. According to INDEC unemployment for 2013 stood at 7.2%. As of September 30, 2014, the unemployment rate was 7.5%. Both public and private consumption and investment were among the leading contributors to the economic growth. As reported by the Ministry of Economy, consumption and investment increased 9.1% and 21.2% in real terms in 2010, respectively. Consumption was supported by local conditions as well as wider access to consumer credit, as represented in the retail or automobile sector. Argentina’s retail market is an underpenetrated sector, as the formal retail sector accounts for 42% of the retail sector, according to ILACAD, as of 2012. As reported by INDEC, supermarkets sales increased 29% in 2010, 28% in 2011, 26% in 2012 and 27% in 2013. As an effect of high consumption, however, the country has experienced inflation of 11% in 2010, 10% in 2011, 11% in 2012 and 10.5% in 2013, as reported by INDEC, exceeding that of other countries in South America, according to publicly available information. In response to demands from international investors and the International Monetary Fund, the government of Argentina introduced a new methodology for the calculation of price variations in the domestic economy. The new index revealed a price increase of 18.4% for the month of September 2014. As per the Central Bank of Argentina, international reserves reached a record-high of over U.S.$52 billion in 2010, U.S.$46 billion in 2011 and U.S.$43 billion in 2012 before falling to U.S.$30 billion by the end of 2013. International reserves held by the Central Bank of Argentina stood as U.S.$28 billion as of September 30, 2014.

After several years of price stability, the devaluation of the Argentine peso in January 2002 created pressures on the domestic price system that generated high inflation in 2002 before substantially stabilizing in 2003. The local interest rate, the BAIBAR, was 9.45%, 10.11%, 9.08%, 12.10% and 30.14% on December 31, 2009, December 31, 2010, December 31, 2011, December 31, 2012 and December 31, 2013, respectively, as reported by the Central Bank. The BAIBAR stood at 10.21% on September 30, 2014.

Argentina is rated SD by S&P, Caa1 by Moody’s with negative outlook and RD by Fitch, as of September 30, 2014. The future economic, social and political developments in Argentina, over which we have no control, could impair business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

Developments in the Brazilian economy

Our operations in Brazil accounted for 21% of our consolidated revenues from ordinary activities for the nine months ended September 30, 2014. Accordingly, the Company is sensitive to macroeconomic conditions in Brazil.

In recent years, we have benefited from Brazil’s reasonably stable economic environment. In 2009, the Brazilian economy stagnated in the wake of the global economic and financial crisis; however, by the second quarter of 2009 the Brazilian economy had emerged from recession and started to regain its growth momentum. To mitigate the impact of the global economic and financial crisis, the Central Bank of Brazil responded in 2009 with a number of measures. Besides reducing the SELIC rate, the Central Bank of Brazil deployed part of its international reserves to replace international credit lines impacted by the Lehman bankruptcy and reduced reserve requirements with the specific purpose of acquiring assets from small banks and increasing the insurance limit for small banks’ time deposits. These initiatives, along with fiscal measures, contributed to keeping the recession relatively brief (mostly concentrated between the fourth quarter of 2008 and the first quarter of 2009) and ensured a strong recovery in the second half of 2009, as reported by the Central Bank of Brazil.

The unemployment rate in Brazil has decreased significantly in the past decade from 10.5% at December 2002 to 4.9% as of September 30, 2014, as reported by the Central Bank of Brazil, a record low for the month in the face of weak economic expansion. At the same time, private consumption has followed a similar positive trend. As reported by the IBGE, private consumption in Brazil grew by 4.4%, 6.9% and 4.1% in 2009, 2010, 2011, respectively, and 0.9% in 2012 and 2.7% in 2013 according to Global Insight. The decrease in unemployment and increase in private consumption have driven the growth of the retail sector as illustrated by the growth of 14.7% in 2012, according to Global Insight. The Brazilian retail market is an underpenetrated sector as 48% of the sector is informal according to Credit Suisse Research estimates, as of 2013.

As a result of the recovery of the economy, GDP growth was 7.5% for 2010, as compared to 2009 when it contracted 0.3% as reported by the Central Bank of Brazil. Nonetheless, the growth of the Brazilian economy slowed down leading to a GDP growth of 2.7% for 2011 and 0.9% in 2012, according to the Central Bank of Brazil, reflecting past policy tightening to contain inflation risks and, more recently, the weaker external environment. Brazil, a member of the Group of Twenty leading advanced and emerging economies, has undergone a remarkable social and economic transformation over the past decade. Income inequality has decreased and the government has adopted a strong policy framework—most notably, fiscal responsibility laws, inflation targeting, and a flexible exchange rate. Growth during 2013 stood at 1.9%, below consensus for the year. Sluggish growth continued throughout most of 2014, with the Brazilian government cutting its expected growth for the year to 0.9%, which is above the market consensus of 0.3% for the year. The Brazilian government maintained its primary surplus goal of 1.9% of GDP for the year and its inflation forecast of 6.2% for 2014.

The Brazilian Central Bank began interest rate hikes in order to protect the Brazilian Real against capital outflows and to reign in inflation, taking its reference rate on the SELIC to 11.0% by September 30, 2014. In early 2011, the Central Bank of Brazil, through its Monetary Policy Committee, had raised the SELIC from 10.75% at December 31, 2010 up to 12.50% by July 20, 2011 in order to control inflation. Later that year, as the European debt crisis worsened, the Monetary Policy Committee changed its monetary policy focusing on economic growth rather than inflation control. As a consequence, since mid-2011, the SELIC rate was reduced several times by that Committee reaching 7.5% on December 31, 2012, as reported by the Central Bank of Brazil. Annual inflation rates are measured in Brazil through the Brazilian Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo), or IPCA, as calculated by the IBGE. The IPCA inflation rate was 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012 and 5.9% in 2013, as measured by the IPCA. According to “Boletim focus do Banco Central,” the IPCA is estimated to be around 6.7% in 2014.

On September 9, 2014, Moody’s changed its outlook on Brazil´s credit rating to negative from stable; while affirming it at Baa2 as a result of reduced economic growth, negative investor sentiment affecting the generation of fixed capital in the country and the fiscal challenges that could arise from the aforementioned. S&P downgraded Brazil on March 24, 2014 citing deteriorating government accounts, rising debt levels and weakening growth. The nation currently holds a BBB- rating from S&P. Fitch currently rates Brazil at BBB, with stable outlook. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. The future economic, social and political developments in Brazil, over which we have no control, could impair our business, financial condition or results of operations.

Developments in the Peruvian economy

Our operations in Peru accounted for 8.8% of our consolidated revenues from ordinary activities for the nine months ended September 30, 2014. Accordingly, the Company is sensitive to macroeconomic conditions in Peru.

According to the Central Bank of Peru, Peruvian GDP grew 5.8% 6.0%, 6.9% and 8.8% in 2013, 2012, 2011 and 2010, respectively. For the third quarter of 2014, GDP for Peru had expanded 1.8%. The Peruvian government adopted fiscal and monetary stimulus to mitigate the global financial and economic crisis and, as a result, growth recovered in the fourth quarter of 2009, as reported by the Central Bank of Peru. Internal demand grew 7.4% with public and private investment leading the recovery with growth rates of 20.9% and 13.6% according to the Central Bank of Peru. Production of non-primary and labor intensive sectors like construction and manufacturing helped to boost employment and private consumption. Urban unemployment rates have remained at stable and low levels during recent years. According to the INEI, in 2009, 2010, 2011, 2012 and 2013 the unemployment rate was 5.3%, 5.9%, 7.0%, 5.6% and 5.7%, respectively. As of September 30, 2014, the unemployment rate in the Lima metropolitan area stood at 5.6%. At its October 2014 meeting, the Central Bank of Peru kept its reference rate at the September 2014 rate of 3.5% in light of the monetary authority’s inflation expectation of 2.0% for 2015. The CPI index increased from 2.1% in 2010 to 4.7% in 2011 and decreased to 2.8% in 2012 and 2.8% in 2013, as reported by INEI. The central bank estimates accumulated 12 month inflation for the twelve months ended in September 30, 2014 to have been at 2.8%. The formal sector represents only 32% of the retail sector in Peru according to ILACAD, as of 2012.

The main drivers of Peru’s economic performance have been strong domestic demand and private investment. As reported by the Central Bank of Peru, private fixed investment increased 3.9% in 2013.

The Peruvian government’s commitment to the current economic, fiscal and monetary policies supported economic growth in 2014. S&P upgraded Peru’s credit rating from BBB to BBB+ in August 2013. In October 2013, Fitch upgraded Peru’s credit rating from BBB to BBB+. In July 2014, Moody’s upgraded Peru’s credit rating from Baa2 to A3. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. Peru is currently rated BBB+, A3 and BBB+ by S&P, Moody´s and Fitch, respectively.

According to the World Bank, following a decade of record-high growth, Peru’s economy has remained strong and resilient despite the persistent global uncertainty, thanks to strong fundamentals, supportive terms of trade and sound policy management. Over the 2010-2014 period, the Peruvian economy experienced GDP growth at an average annual rate of 6.7%, and the average annual inflation rate fell to 2.9% in the same period. For 2015 the Peruvian Central Bank expects real GDP growth to stand at around 5.2%.

On the downside, the economy is most vulnerable in the short term to a global growth shock that permeates through lower commodity prices. A prolonged period of low growth in the U.S. economy could also hamper Peru’s economy over the medium term.

On the upside, upward momentum to growth and inflation could come from large capital inflows and strong credit dynamics in the context of ample global liquidity and continued low growth in advanced economies.

In December 2014, Peru enacted Law No. 4007, reforming the national tax regime. The new law, which came into effect on January 1, 2015, mandates a gradual decrease in the corporate income tax rate but also an increase in the tax rates for dividends distributed by Peruvian companies to Chilean shareholders. As a result, the current tax rate applicable to Peruvian corporate income distributed to Chilean shareholders will increase from the current applicable rate of 34.1%, to 34.8% for 2015 and 2016, 35% for 2017 and 2018, and 35.3% for 2019 and onward. As a result, the new Peruvian tax regime is expected to decrease the amount of dividends we receive from our Peruvian subsidiaries.

The future economic, social and political developments in Peru, over which we have no control, could have a material adverse effect on us.

Developments in the Colombian economy

Beginning in 2007 Colombia grew rapidly, attracting a record U.S.$10.6 billion in foreign direct investment in 2008 according to the World Bank. However, Colombia’s credit rating was not raised to investment grade by Moody’s and S&P until 2011, when economic growth accelerated and the threat posed by guerrilla groups and organized crime receded. Moody’s upgraded Colombia from Baa3 to Baa2, two notches above junk grade, with a stable outlook on July 28, 2014. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

The credit upgrade put Colombia’s rating on par with Brazil, Latin America’s largest economy, based on strong growth dynamics supported by government infrastructure programs encompassed in the “4G” plan, while noting moderate fiscal deficits. Security concerns, historically a major issue for Colombia, have not disappeared, but have been waning after several major government wins against domestic guerrilla groups. Colombia has cut its intentional homicide rate by almost half since 2002, when former President Alvaro Uribe took office, according to the World Bank, and increased investor confidence by sustaining moderate fiscal deficits, maintaining inflation stable and increasing economic growth according to Moody’s.

In October 2012 the US granted congressional approval to the implementation of the United States-Colombia Trade Promotion Agreement under which over 80% of U.S. exports of consumer and industrial products to Colombia will become duty free immediately, with remaining tariffs phased out over 10 years. The U.S.–Colombia Trade Promotion Agreement (TPA) should have beneficial effects over both the U.S. and Colombian economies. Both economies are highly complementary according to the signatories. Between June 2012 and February 2013, compared to the previous year, two-way trade accounted for U.S.$28.5 billion, an increase of five percent. During that period of time, U.S. exports to Colombia increased 20%, including significant increases in oil and derivatives, aircraft and parts, electric machinery, iron and steel products, cereals, soybean products and pharmaceutical products – accounting for U.S.$11.4 billion. U.S. agricultural exports alone increased by 68% during that period.

We believe Colombia will be able to respond with both fiscal and monetary countercyclical policies if the international outlook further deteriorates. The most severe risks to the Colombian economy continue to be external; the consequences on the real economy of the sovereign debt crisis in Europe coupled with moderate growth in the United States may affect commodity prices and foreign investment inflows to emerging markets. Domestically, the most significant risk is the failure to execute important public works that are part of the set of infrastructure projects the country desperately needs and for which resources are available.

GDP is expected to grow 4.7% in 2014, and has grown 4.5% in 2013 and 4.0% in 2012, and retail sales are estimated to have increased 4.7% in 2012, 4.1% in 2013 and 5.2% as of the third quarter of 2014 according to DANE. In addition, the labor market has continued to improve, taking the national unemployment figure to 8.9% as of September 30, 2014. The retail sector in Colombia is underpenetrated with 51% of the retail sector being informal according to Credit Suisse Research, as of 2013.

Unemployment has gradually decreased in the last few years. According to the Central Bank of Colombia, the unemployment rate was 11.3%, 11.1%, 10.8%, 10.4% and 8.4% in 2009, 2010, 2011, 2012 and 2013, respectively. The unemployment rate was 8.9% as of September 30, 2014. Private consumption has recovered since 2009 as illustrated by the real growth rates of 0.9% and 5.0% in 2009 and 2010, respectively, and estimated growth rates of 4.3%, 4.0% and 4.0% for 2011, 2012 and 2013, according to DANE. We believe this increase in real growth rate has been a key driver in retail growth in Colombia.

One factor which differentiates the Colombian recovery from its Latin American peers we believe has been the favorable behavior of inflation, which has been well within the inflation target band of 2-4% set up by the Central Bank of Colombia. Headline inflation ended at 3.7% for 2011, 2.4% for 2012 and 1.9% for 2013.

On the fiscal front, 2013 finished with a fiscal deficit of 2.4%, in line with government estimates and beating the end of year result of 2012 which stood at a deficit of 2.5%. This lower deficit is expected to have improved government debt to GDP ratios which stood at 32.3% in 2013. Government estimates currently place the 2014 government deficit at 2.3%.

The future economic, social and political developments in Colombia, over which we have no control, could impair our business, financial condition or results of operations.

In December 2014, Colombia’s legislative branch approved a tax reform bill that came into effect on January 1, 2015. According to the new tax bill, Colombian companies will have to pay an annual wealth tax (between 0.2% and 1.5%, depending on the taxable base) and a higher CREE income tax (3% surcharge for the 2015, 2016, 2017 and 2018 tax years). The resulting increase in the tax liability of our Colombian subsidiaries is expected to decrease the amount of income available for dividends.

Expansion activities

A significant proportion of our expected revenue growth is based on our expansion activities, which have mainly consisted of organic growth. We forecast that our revenue for 2014 will be between U.S.$20.4 billion and U.S.$21.3 billion based on the company’s expected revenue growth, due primarily to our expansion activities and growing same store sales. We expect organic growth to amount to an increase of 3.2% in total selling space with 51 new stores opening in 2014. Our organic expansion is described in greater detail in “—Liquidity and Capital Resources—Capital Expenditures and Permanent Investments” below. Information regarding our acquisitions and organic growth is presented below.

Impact of acquisitions

Since January 1, 2014 no significant acquisitions were made.

Joint Venture

On June 20, 2014, the Company, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into a framework agreement (the “Joint Venture Framework Agreement”) with The Bank of Nova Scotia (“BNS”) and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile (hereinafter, the “Business”). The Joint Venture Framework Agreement provides that the Business shall be operated through (i) Cencosud Administradora de Tarjetas S.A. (“CAT”), a subsidiary of Cencosud that is in the business of issuing credit cards, and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A., and Cencosud Corredores de Seguros y Servicios Ltda., or other companies to be established by Cencosud for purposes of the Joint Venture Framework Agreement, to assist in developing the Business, including information processing and collection activities related thereto (together with CAT, hereinafter, the “Subject Companies”). As part of the agreement, Scotiabank Chile will acquire a fifty-one percent (51%) controlling interest of each of the Subject Companies, with Cencosud retaining the remaining forty-nine percent (49%) non-controlling interest of each of the Subject Companies.

Cencosud prepares and reports its financial statements under International Financial Reporting Standards (“IFRS”). Under IFRS Standard N 5 (“IFRS 5”), “Disposal of subsidiaries, business and non-current assets”, the Subject Companies are considered as from June 20, 2014, as “Assets held for sale” as a result of Cencosud’s commitment to sell a controlling interest to an unrelated party under the Joint Venture Framework Agreement and the occurrence of such transaction is deemed highly probable by management.

IFRS 5 requires that (a) assets that meet the criteria to be classified as held for sale be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets shall cease; and (b) assets that meet the criteria to be classified as held for sale be presented separately in the statement of financial position and the results of discontinued operations, net of tax, and be presented separately in the statement of comprehensive income. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or in the financial statements themselves.

Accordingly, our consolidated financial information for the three years ended December 31, 2013, 2012 and 2011 has been revised to present the result of operations of the financial services segment in Chile as discontinued

operations. Our consolidated balance sheet as of September 30, 2014 reflects the disposal of our financial services segment in Chile (the Subject Companies) as “Assets held for sale,” and our statements of comprehensive income for the three and nine month periods ended September 30, 2014 and 2013 reflect the disposal of the financial services segment in Chile as discontinued operations. Net cash flows from operating, investing and financing activities of discontinued operations have been separately presented in the consolidated statement of cash flows for the nine month periods ended September 30, 2014 and 2013.

Impact of organic expansion

During the nine months ended September 2014, we opened one supermarket in Argentina, five in Chile, one in Peru, one in Colombia and two in Brazil. We opened two home improvement stores in Argentina and one department store in Chile. During the same period, we also opened one shopping center in Argentina.

As a general matter, we believe that a period of several years is frequently required after opening or inauguration for a store or shopping center to mature and achieve its full potential to generate sales. As a result, the increasing maturation of a newly opened store may need to be taken into account when comparing period-to-period store sales.

The following tables present a breakdown of our store and shopping center expansion activities for the periods indicated:

	Nine months ended September 30, 2014 vs. year ended December 31, 2013
	Total 2013	Openings	Closings	Acquisitions	Total Through September 30, 2014
Chile
Supermarkets	224	5	1	—	228
Home Improvement Stores	32	—	—	—	32
Department Stores	77	1	—	—	78
Shopping Centers	25	—	—	—	25
Total Chile	358	6	1	—	363
Argentina				—
Supermarkets	290	1	1	—	290
Home Improvement Stores	48	2	—	—	50
Shopping Centers	18	—	—	—	18
Total Argentina	356	3	1	—	358
Brazil				—
Supermarkets	221	2	3	—	220
Total Brazil	221	2	3	—	220
Peru				—
Supermarkets	87	1	1	—	87
Department Stores	6	—	—	—	6
Shopping Centers	3	—	—	—	3
Total Peru	96	1	1	—	96
Colombia				—
Home Improvement Stores	9	—	—	—	9
Supermarkets	100	1	2	—	99
Shopping Centers	2	—	—	—	2
Total Colombia	111	1	2	—	110
Total	1,142	13	8	—	1,147

Impact of exchange rate fluctuations

The Chilean peso, as well as the currencies of the countries in which we operate, has been subject to large volatility in the past and could be subject to significant fluctuations in the future. During 2012 and 2013, the value of the Chilean peso relative to the U.S. dollar appreciated approximately 8.2% and depreciated 8.5% in nominal terms, respectively; the Argentine Peso depreciated approximately 12.5% and 24.5% against the U.S. dollar, respectively; the Brazilian Real depreciated approximately 8.2% and 12.7% against the U.S. dollar, respectively; the Peruvian Sol appreciated approximately 5.7% and depreciated 8.8% against the U.S. dollar, respectively, and the Colombian peso appreciated approximately 9.9% and depreciated 8.2% against the U.S. dollar, respectively. The observed exchange rate for the Chilean peso on September 30, 2014 was Ch$601.66 per U.S.$1.00.

Our sales in each of our countries of operations are priced in local currencies. To the extent that the Chilean peso depreciates against the U.S. dollar or the currencies of any of our countries of operation, our revenues may be adversely affected when expressed in Chilean pesos. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in Chilean pesos (such as our corporate overhead) and a significant part of our indebtedness is denominated in Chilean pesos. As of September 30, 2014, 11% of our interest-bearing debt was denominated in U.S. dollars, after taking into account cross-currency swaps, and the remainder of our interest-bearing debt was primarily UF- or Chilean peso-denominated.

Impact of the April 24, 2013 Supreme Court ruling on litigation on credit card fees.

On April 24, 2013, the Supreme Court of Chile ruled on the class action suit filed by SERNAC against Cencosud Administradora de Tarjetas S.A. (“CAT”). The court ruled for the plaintiff and at this junction no further appeals are available. In its ruling, the court determined that CAT included certain clauses in its 2006 contracts that were abusive to consumers. Said clauses allowed CAT to charge an incremental maintenance fee of Ch$530 per month to credit cardholders with a card usage under Ch$50 thousand per month, without written consent from cardholders as required by the Ley de Proteccion al Consumidor. In the ruling the court ordered CAT to pay a fine of approximately Ch$2 million and to reimburse certain cardholders for the excess maintenance fees charged since 2006 plus adjustments for inflation and interests. We have provisioned Ch$20,000 million for this ruling in our 2012 financial statements. As of September 30, 2014, Ch$2,649 million has yet to be paid out in connection with the ruling.

Impact of the 2014 earthquake and tsunami

On April 1, 2014, an earthquake with a magnitude of 8.2 on the Richter scale hit the north of Chile. The epicenter of the earthquake was approximately 95 kilometers (59 mi) northwest of Iquique and 914 miles north of Santiago. The regions of Parinacota and Tarapacá were the most affect by the quake. The quake and the following tsunami warning resulted in the evacuation of approximately one million people along the Chilean coastline, according to the Chilean Minister of Interior. Both regions were declared disaster areas with the military being sent over to ensure order. At this time it is too early to assess the economic impact this event could have on these regions, on the country and on our operations.

Seasonality

Historically, we have experienced distinct seasonal sales patterns at our supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, we promote the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, we usually experience a decrease in sales during the summer vacation months of January and February. Our sales for the first and fourth quarters of 2013 represented 23.9% and 27.7% respectively, of our total same-store sales for such year.

We do not experience significant seasonality in the home improvement sector. Home improvement store sales for the first and fourth quarters of 2013 represented 23.7% and 28.5% of our total home improvement sales.

Our department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter, which represented 33.0% of total sales for the year 2013, while the first quarter represented 21.2% of total annual sales, respectively.

Our shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for our shopping centers. For example, during the fourth quarter of 2013 our Chile shopping center revenues represented 28.4% of total Chile shopping center revenues for the year. We generally charge our shopping center tenants double rent for the month of December which is payable in February of the following year when they will have realized collections in respect of most holiday season sales.

Cost of Sales

Cost of sales reflects the costs of goods sold. Gross profit, defined as revenues from ordinary activities less cost of sales, is lower in our supermarkets segment due to higher turnover of our supermarket inventory, which includes primarily basic and staple goods. In our other segments, namely department stores and home improvement stores, we do not experience high inventory turnover and therefore have higher gross profits.

Loan Provisioning

Provision models to cover portfolio risk in line with Basel II standards: the Company has different provisions models that adhere to local regulations in each country as well as Basel II standards in order to most adequately reflect cardholder portfolio risk. External variables that affect payment behavior are also included in statistical models for estimating provisions. The Company is making progress in each country on implementing anti-cyclical provisions based on industry best practices, having started with Chile and Peru and, in 2012, Argentina. It also uses back testing to periodically monitor the sufficiency of the provisions it establishes.

Critical Accounting Policies and Estimates

A summary of our significant accounting policies is included in Note 2 to our annual financial statements. We believe that the consistent application of these policies enables us to provide readers of our consolidated financial statements with more useful and reliable information about our operating results and financial condition.

The following policies are the accounting policies that we believe to be the most important in the portrayal of our financial condition and results of operations and require management’s most difficult, subjective or complex judgments.

Estimate of impairment of assets with indefinite useful lives

We assess whether goodwill has experienced any impairment on an annual basis, or more frequently if events or changes in circumstances indicate a potential impairment. The recoverable balances of the cash generating units have been determined from the base of their value in use. We apply the methodology of discounting cash flows at a real discount rate calculated for each country. The assets measured correspond mainly to trademarks and goodwill arising from past business combinations. The measurements are performed for each operating segment and for each cash generating unit. The projected cash flows in each segment are allocated initially to identifiable tangible and intangible assets and the exceeding portion is allocated to goodwill. The valuation review of the trademarks incorporates among other factors the market analysis, financial projections and the determination of the role the brand under review has in the generation of sales. Changes in these assumptions may have a material impact on our financial results. As of September 30, 2014, the recoverable amount of our cash generating units is substantially in excess of their carrying value. As such, there are no cash generating units at risk of impairment.

Useful life of property, plant and equipment

We review the estimated useful lives of our property, plant and equipment at the end of each annual period. For the nine months ended September 30, 2014, we have established that there are no significant changes in the useful lives estimated during the period.

Impairment of accounts receivable

We assess the impairment of accounts receivable when there is objective evidence that we will not be able collect all the amounts according to the original terms of the accounts receivable. For further information on our accounts receivable, please see Note 2 to our annual financial statements.

Investment property

For investment property, we use the discounted cash flows methodology using a country-specific weighted average cost of capital after tax, measured in real terms (7.21% in Chile, 21.60% in Argentina, 7.92% in Peru and 8.24% in Colombia). To this effect, we calculate the revenues from ordinary activities that correspond to the lease income minus direct costs and operating expenses. Additionally, the projected cash flows use recent annual historical information and the projected macroeconomic variables expected to affect each country. The cash flows are calculated in a scenario of moderated growth for those investment properties that have reached the expected maturity level. Changes in these assumptions may have a material impact on results.

Estimate of Impairment of property, plant and equipment

For property, plant and equipment, we applied a methodology of discounting future cash flows using a pre-tax nominal discount rate, differentiated by country (7.5% in Chile; 16.8% in Argentina, 8% in Peru, 8% in Brazil and 7.8% in Colombia). We performed cash flow projections for each country and business segment. We used the functional currency of each country and the projection considers a five-year outlook plus perpetuity. The projections are based on historical information from recent years and the main macroeconomic variables that affect markets. In addition, the projections consider moderate organic growth and the recurring investments necessary to maintain the cash flow generating capacity of each segment.

Financial assets-options

In order to determine the fair value of call options (a financial asset), we consider the net present value of the discounted cash flows of the underlying asset and an analysis of market comparables, incorporating variables like EBITDA multiples, sales valuations, etc. See Note 3.1.4 and Note 2.13.3 to our annual financial statements.

Operating Segments

For purposes of our Audited Consolidated Financial Statements and our Unaudited Interim Consolidated Financial Statements, IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating officer in deciding how to allocate resources and in assessing performance.

For management purposes, we are organized into six operating segments:

•	“supermarkets,” which includes the results of our: Jumbo, Santa Isabel, Disco, Vea, Wong, Metro, GBarbosa, Perini, Bretas and Prezunic supermarkets and hypermarkets in Chile, Argentina, Brazil, Colombia and Peru, our Eletro-show stores, GBarbosa pharmacies in Brazil and Colombia and gas stations in Brazil and Colombia;

•	“shopping centers,” which includes the results of our shopping centers in Chile, Argentina, Colombia and Peru;

•	“home improvement stores,” which includes the results of our Easy and Blaisten home improvement stores in Chile, Argentina and Colombia;

•	“department stores,” which includes the results of our Paris and Johnson department stores in Chile and Paris in Peru;

•	“financial services,” which primarily includes the results of our credit card businesses and consumer loans, as well as our limited insurance brokerage operations in Chile, Argentina, and Peru and through joint ventures in Brazil with Banco Bradesco and Colpatria in Colombia; and

•	“other,” which includes the results of our entertainment centers, loyalty programs and our corporate back-office operations.

We base operations and resource allocation decisions on these six segments. The operating segments are disclosed in a coherent way consistent with the presentation of internal reports we use in our internal controls and disclosure processes. These operating segments derive their revenues primarily from the sale of products and rendering of services to retail consumers.

General

The following is a brief description of the revenues and expenses that are included in the line items of our consolidated financial statements.

Revenues from ordinary activities. Our revenues from ordinary activities include (i) sales of products by our retail operations, (ii) rental revenues from our shopping center tenants, and (iii) revenues from our credit card operations which consists of income from interest and other items charged to cardholders, in each case net of value added taxes paid by the consumer. Our revenues from ordinary activities do not include suppliers’ discounts or rebates, which since January 1, 2001, we have accounted for as reductions of our cost of sales. Calculations of revenues from ordinary activities for our shopping centers presented in this report exclude intercompany lease payments by our retail stores to our shopping centers. The term “sales” as used herein, compared to “revenues from ordinary activities,” is limited to product sales (net of value added tax) from our supermarket, home improvement and department stores operations.

Cost of sales. Our cost of sales includes (i) the cost of products sold, inventory shrinkage (e.g., the loss of products between point of purchase from supplier and point of sale), supplier discounts and rebates in our retail divisions, (ii) depreciation of property in our shopping center operations, or (iii) provisions for bad debt, collection and processing cost in our financial services operations.

Administrative expenses, distribution costs and other expenses. Administrative expenses, distribution costs and other expenses are composed of salaries, property rentals to third parties, packaging materials, utilities, services, depreciation and amortization (in our supermarket, home improvement and department store operations), advertising, promotions and other expenses.

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

The following table presents, for the periods indicated, certain items of our statement of income:

	Nine months ended September 30,
	2014	2013	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	5,916,731	5,601,339	5.6%
Home improvement stores	870,044	842,063	3.3%
Department stores	671,448	654,189	2.6%
Shopping centers	151,497	147,428	2.8%
Financial services	83,258	58,273	42.9%
Other	3,217	13,624	(76.4)%
Total revenues from ordinary activities	7,696,197	7,316,915	5.2%

Cost of sales:
Supermarkets	(4,515,144)	(4,225,797)	6.8%
Home improvement stores	(569,089)	(571,574)	(0.4)%
Department stores	(502,447)	(474,460)	5.9%
Shopping centers	(17,485)	(16,866)	3.7%
Financial services	(25,990)	(17,131)	51.7%
Other	(2,402)	(3,289)	(27.0)%
Total cost of sales	(5,632,557)	(5,309,115)	6.1%

Gross profit:
Supermarkets	1,401,588	1,375,542	2.0%

	Nine months ended September 30,
	2014	2013	% Change
	(in millions of Ch$)
Home improvement stores	300,955	270,489	11.0%
Department stores	169,001	179,729	(6.0)%
Shopping centers	134,012	130,562	3.0%
Financial services	57,268	41,142	39.2%
Other	815	10,335	(92.1)%
Total gross profit	2,063,639	2,007,800	2.8%

Administrative expenses, distribution costs and other expenses	(1,813,992)	(1,745,425)	4.0%
Other revenues by function	36,399	44,202	(18.0)%
Participation in earnings of associates	475	3,980	(88.0)%
Financial income	5,288	4,290	23.0%
Financial expenses	(158,849)	(166,126)	(4.0)%
Other earnings	24,170	10,287	135.0%
Exchange differences	(26,273)	(20,928)	26.0%
Losses from indexation	(26,369)	(10,292)	156.0%
Income (loss) before taxes	104,489	127,787	(18.0)%
Income tax charge	(56,856)	(65,476)	(13.0)%
Profit from continuing operations	47,633	62,311	(24.0)%
Profit from discontinued operations	15,046	30,000	(50.0)%
Net income	62,679	92,311	(32.0)%
Profit attributable to non-controlling shareholders	(221)	(467)	(53.0)%
Profit attributable to controlling shareholders	62,458	91,844	(32.0)%

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased Ch$379,281 million, or 5.2%, to Ch$7,696,197 million for the nine months ended September 30, 2014, from Ch$7,316,915 million for the same period in 2013, as a result of positive contributions from all business segments, with the largest percentage increase in financial services as a result of the growth of our loan portfolio, followed by supermarkets, home improvement, shopping centers and department stores.

Supermarkets

Our consolidated revenue from ordinary activities from our supermarkets increased Ch$315,393 million, or 5.6%, to Ch$5,916,731 million for the nine months ended September 30, 2014, from Ch$5,601,339 million for the same period in 2013, primarily due to (i) a revenue increase of Ch$122,105 million, or 8.2%, in our Brazilian operations, resulting from a 7.6% depreciation of the CLP against the BRL, (ii) an increase of Ch$80,798 million in our Chilean supermarket operations due to a 4.4% increase in same store sales related to the improved performance of our Santa Isabel format and the steady performance of our Jumbo operations in the country, as well as the addition of 3 new stores compared to the same period in 2013, (iii) a 4.1% increase in same stores sales in Peru which increased revenues by Ch$65,905 million, or 12.3%, in that region, and (iv) an increase of Ch$61,990 million in revenues from our Colombian operations due to a 0.8% increase in same store sales and higher average same store tickets of 6.0%. The foregoing increases were partially offset by a decrease of Ch$15,405 million, or 1.2%, in revenues from Argentina, which contracted to Ch$1,285,767 million for the nine months ended September 30, 2014 from Ch$1,301,172 million for the same period of 2013, as a result of a 11.9% depreciation in the ARS against the Chilean peso when compared to September 30, 2013.

Home improvement stores

Our consolidated revenue from ordinary activities from our home improvement stores increased Ch$27,981 million, or 3.3%, to Ch$870,044 million for the nine months ended September 30, 2014, from Ch$842,063 million for the same period in 2013, primarily due to (i) an increase in revenues from our Colombian operations of Ch$15,750 million, or 47.9%, due to a 67% increase in selling space as a result of the opening of 4 new stores, (ii) an increase in revenues of Ch$11,001 million, or 3.4%, resulting from a 0.5% increase in same store sales and (iii) an increase of Ch$1,230 million, or 0.3%, in our Argentine operations as a result of a 28.9% increase in same store sales which was partially offset by the 18.4% depreciation in the ARS against the Chilean peso in the period.

Department stores

Our consolidated revenue from ordinary activities from our department stores increased Ch$17,260 million, or 2.6%, to Ch$671,448 million for the nine months ended September 30, 2014, from Ch$654,189 million for the same period in 2013, primarily due to an increase in the number of our Peruvian stores, doubling from three stores to six, increasing the selling space by 91%, which resulted in a revenue increase of Ch$17,398 million, or 249%, in that region, which was offset by a small decline in revenues from our Chilean department store operations of Ch$138 million, or 0.02%, as a result of a 4.4% decrease in same store sales in the third quarter of 2014.

Shopping centers

Our consolidated revenue from ordinary activities from our shopping centers increased Ch$4,070 million, or 2.8%, to Ch$151,497 million for the nine months ended September 30, 2014, from Ch$147,428 million for the same period in 2013, primarily due to (i) an increase in revenues from our Chilean operations of Ch$4,568 million, or 5.7%, as a result of the improved performance of our flagship development Costanera Center, (ii) an increase in revenues from our Peruvian operations of Ch$1,717 million, or 15.9%, as a result of an increase in occupancy rates at our developments in the country from 87.0% to 89.0%, and (iii) an increase in revenues from our Colombian operations primarily due to a reclassification of Ch$1,225 million of revenues, an increase of 19.1%, from ancillary stores from the supermarket segment to real estate. These increases were partially offset by a 7.0% decrease in revenues from our Argentina division as a result of sluggish spending in the country and the currency depreciation of the ARS in the period described above.

Financial services

Our consolidated revenue from ordinary activities from our financial services increased Ch$24,986 million, or 42.8%, to Ch$83,259 million for the nine months ended September 30, 2014, from Ch$58,273 million for the same period in 2013, primarily due to (i) an increase in revenues of Ch$13,887 million, or 81%, from our Peruvian operations as a result of portfolio expansion from the growth of our department store business, (ii) an increase in revenues from our Argentine operations of Ch$10,261 million, or 31%, as a result of an increase in the size of our loan portfolio and (iii) an increase in revenues from our Colombian operations of Ch$1,723 million, or 38%, also due to the increase in the size of our loan portfolio and the addition of new product offerings. These increases were partially offset by a decrease of Ch$838 million, or 26.2%, in Brazil, from Ch$3,193 million to Ch$2,356 million for the nine months of 2013 and 2014, respectively, due to a decrease in the size of our portfolio in the country.

Cost of sales

Our consolidated cost of sales increased Ch$323,442 million, or 6.1%, to Ch$5,632,557 million for the nine months ended September 30, 2014 from Ch$5,309,115 million for the same period in 2013, primarily due to an increase in sales of 5.2%.

Supermarkets

Our consolidated cost of sales in our supermarkets increased Ch$289,347 million, or 6.8%, to Ch$4,515,144 million for the nine months ended September 30, 2014 from Ch$4,225,797 million for the same period in 2013, due to (i) an increase in cost of sales in Brazil of Ch$141,808 million, or 12.4%, as a result of an 8.2% increase in sales; (ii) an increase of Ch$60,403 million, or 5.0%, in Chile which was in line with the sales growth the country experienced, (iii) an increase of Ch$54,753 in Peru as a result of an increase of 12.3% in sales as well as increased costs in connection with increased promotional pricing activities and (iv) a Ch$51,961, or 9.7%, increase in cost of sales in Colombia due to a 9.3% increase in sales. These increases were partially offset by a decrease in cost of sales in Argentina of Ch$19,578, or 2.1%, as a result of more favorable commercial terms with suppliers due to contract renegotiations and the depreciation of the ARS described above.

Home improvement stores

Our consolidated cost of sales in home improvement stores decreased Ch$2,485 million, or 0.4%, to Ch$569,089 million for the nine months ended September 30, 2014 from Ch$571,574 million for the same period in 2013, mainly due to a decrease in cost of sales in Argentina of Ch$18,854 million, or 6%, as a result of more favorable commercial terms with suppliers due to contract renegotiations and currency depreciation in the period. This decrease was partially offset by increases in cost of sales in Colombia of Ch$11,725 million, or 47%, as a result of the expansion of our operations in the country together with an increase of Ch$4,643, or 2%, in cost of sales in Chile which was in line with the sales growth in our Chilean business. Costs as a percentage of sales decreased to 65.4% in the first nine months of 2014, compared to 67.9% for the same period of 2013, due to more favorable commercial terms with suppliers due to contract renegotiations, a more flexible pricing environment in Argentina and a greater retail consumer mix, which are higher margin customers, versus wholesale in Chile.

Department stores

Our consolidated cost of sales in our department stores increased Ch$27,988 million, or 5.9%, to Ch$502,447 million for the nine months ended September 30, 2014 from Ch$474,460 million for the same period in 2013, due to (i) an increase of Ch$16,673 million, or 292%, in cost of sales in Peru as a result of the abovementioned expansion of the department store business in the country and (ii) an increase in cost of sales in Chile of Ch$11,315 million, or 2.4%, as a result of increased promotional activities. Costs as a percentage of sales increased 2.3% due to the deterioration of the consumer environment in Chile.

Shopping centers

Our consolidated cost of sales, primarily depreciation and expenses, from our shopping centers increased Ch$619 million, or 3.7%, to Ch$17,485 million for the nine months ended September 30, 2014 from Ch$16,866 million for the same period in 2013, due to (i) an increase in Argentina of Ch$1,441 million, or 14%, as a result of increased operational expenses related to the renegotiation of collective bargaining agreements, and (ii) an increase in cost of sales in Colombia as a result of the inclusion of supermarket ancillary stores into this segment of Ch$24 million, or 9%. These effects were partially offset by lower cost of sales in Peru of Ch$749 million, or 38%, due to cost reductions and efficiencies, as well as a decrease in cost of sales in Chile of Ch$97 million, or 2%, for the same reasons.

Financial services

Our consolidated cost of sales, primarily provisions for bad debts and collection and processing costs, from our financial services division increased 52.0%, or Ch$8,860 million, to Ch$25,990 million for the nine months ended September 30, 2014 from Ch$17,131 million for the same period in 2013, due to (i) an increase of Ch$6,886 million, or 75%, in Peru as a result of the growth of our loan portfolio and (ii) an increase of Ch$1,971 million, or 26%, in Argentina also due to the growth of our business during the period.

Gross profit

Our consolidated gross profit increased 2.8%, or Ch$55,839 million, to Ch$2,063,639 million for the nine months ended September 30, 2014 from Ch$2,007,800 million for the same period in 2013, primarily due to gross profit improvement in the home improvement and supermarkets segments.

Our consolidated gross profit as a percentage of revenues from ordinary activities decreased 0.6% to 26.8% for the nine months ended September 30, 2014 from 27.4% for the same period in 2013.

Supermarkets

Our consolidated gross profit in our supermarkets increased Ch$26,045 million, or 1.9%, to Ch$1,401,588 million for the nine months ended September 30, 2014 from Ch$1,375,542 million for the same period in 2013, as a result of (i) an increase in the gross profit of Ch$20,395 million, or 5.2%, in Chile as a result of the improved performance of our Santa Isabel format and the steady performance of our Jumbo operations in the country, (ii) an increase in gross profit of Ch$11,151 million, or 8.9%, in Peru as a result of a 12.3% increase in sales. Gross profit as a percentage of revenues from ordinary activities decreased for the supermarkets segment to 23.7% for the nine months ended September 30, 2014 compared to 24.6% for the same period of 2013 as a result of a lower gross profit for our Brazilian operations due to increased inventory shrinkage for the operation, and as a result of increased cost of sales in Peru and Colombia due to increased promotional activities to better position our brands and support our market share in those regions.

Home improvement stores

Our consolidated gross profit in our home improvement stores increased Ch$30,465 million, or 11.3%, to Ch$300,955 million for the nine months ended September 30, 2014 from Ch$270,489 million for the same period in 2013. Gross profit as a percentage of revenues from ordinary activities increased to 34.6% for the nine months ended September 30, 2014, compared to 32.1% for the same period in 2013, as a result of improved margins across all markets: (i) gross profit as a percentage of sales in Argentina increased the most to 40.2% from 36.1% as a result of a more flexible pricing environment in light of government mandated price controls being limited to a reduced share of products sold and inventory accumulation preceding a high inflation period, (ii) gross profit as a percentage of revenues from ordinary activities revenues in Chile increased to 28.0% from 27.0% as a result of having a larger base of retail clients in the sales mix leading to better profit margins and (iii) improvements in the scale of our Colombian operations, which went from 5 to 9 stores adding 30,472 m2 of selling space, resulting in better terms with suppliers as a result of greater purchased volumes increasing gross profit as a percentage of revenues from ordinary activities to 25.0% from 24.7% in the country.

Department stores

Our consolidated gross profit in our department stores decreased Ch$10,728 million, or 6.0%, to Ch$169,001 million for the nine months ended September 30, 2014 from Ch$179,729 million for the same period in 2013. In Chile, the deterioration in the Chile economy and reduced consumer spending necessitated an expansion of our promotional activities, resulting in a decrease in gross profit of Ch$11,453 million, or 6.0%, during the nine months ended September 30, 2014 as compared to the same period in 2013. In Peru, gross profit increased Ch$725 million, or 58.0%, as a result of the increase in sales of 249% due to the increase in size of the operation, which went from 3 to 6 stores. Our consolidated gross profit as a percentage of revenues from ordinary activities decreased to 25.2% for the nine months ended September 30, 2014 from 27.5% for the same period in 2013.

Shopping centers

Our consolidated gross profit in our shopping centers increased Ch$3,450 million, or 2.6%, to Ch$134,012 million for the nine months ended September 30, 2014 from Ch$130,562 million for the same period in 2013, as a result of (i) an increase in gross profit in Chile of Ch$4,665 million related to the improved performance of our developments in the country, in particular our Costanera Center, (ii) an increase in gross profit in Peru of Ch$2,466 million, or 28%, as a result of improved occupancy rates at Arequipa Center and Plaza Lima Sur and (iii) an increase in gross profit in Colombia of Ch$1,201 million, or 20%, mainly due to the reclassification of the activities of ancillary stores that were previously included under supermarkets in this segment. These increases were partially offset by a decline in gross profit in Argentina of Ch$4,882 million, or 13%, as a result of lower sales made by tenants at our shopping centers as well as the depreciation of the ARS during the period.

As a result of the foregoing factors, our consolidated gross profit as a percentage of revenues from ordinary activities in our shopping centers essentially remained flat at 88.5% for the nine months ended September 30, 2014 compared to 88.6% for the same period in 2013.

Financial services

Our consolidated gross profit in our financial services segment increased Ch$16,126 million, or 39.2%, to Ch$57,268 million for the nine months ended September 30, 2014 from Ch$41,142 million for the same period in 2013, as a result of (i) a larger loan portfolio and improved risk management activities at our Argentine operations, which increased gross profit in Argentina by Ch$8,291 million, or 32.7%, (ii) growth of our loan portfolio in Peru as a result of the development of our department store business in the country, which fueled portfolio growth by financing in store purchases, increasing gross profit by Ch$7,001 million and (iii) the expansion of our Colombian operations, increasing gross profit in Colombia by Ch$1,723 million, or 38.2%.

Other revenues by function

Our consolidated other revenues by function decreased by Ch$7,802 million, or 18%, to Ch$36,399 million for the nine months ended September 30, 2014 from Ch$44,202 million for the same period in 2013, as a result of a decrease in the fair value of properties in the period resulting from having fewer new real estate developments coming on line during the nine month period ended September 30, 2014 when compared to the same period in 2013, coupled with the negative effect of rising tax rates on our cash flow model. Please see note 4 to our Unaudited Condensed Consolidated Interim Financial Statements for further details.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses increased Ch$68,567 million, or 4%, to Ch$1,813,992 million for the nine months ended September 30, 2014 from Ch$1,745,425 million for the same period in 2013. This increase was less than the related increase in revenue from ordinary activities of 5.2%, due to cost cutting, expense control and enhanced productivity initiatives across our business divisions.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	As of September 30,
	2014	2013	% Change
	(in millions of Ch$)
Other gains (losses)	24,170	10,287	135%
Financial income	5,288	4,290	23%
Financial expenses	(158,849)	(166,126)	(4)%
Exchange differences	(26,273)	(20,928)	26%
Losses from indexation	(26,369)	(10,292)	156%
Total losses from financial and other activities	(182,033)	(182,769)	0%

Our consolidated losses from financial and other activities remained essentially flat for the nine month period ended September 30, 2014 compared to the same period in 2013, in light of the following factors:

•	An increase in Other gains (losses) of Ch$13,883 million, resulting mainly from favorable fair value of derivative contracts being booked under this line item in connection with our hedging activities of our U.S.$ denominated debt (please see note 3 to our financial statements for further details on our hedging activities); and

•	An decrease in financial expenses of Ch$7,277 million, resulting in a financial expense of Ch$158,849 million for the nine months ended on September 30, 2014 compared to a financial expense of Ch$166,126 million for the same period of 2013 as a result of lower variable interest rates. As presented, financial expense was reduced as a result of a lower debt load, despite greater working capital needs;

which were offset by;

•	An increase in exchange rate differences of Ch$5,345 million, resulting in a loss of Ch$26,273 million for the nine months ended on September 30, 2014 compared to a loss of Ch$20,928 million for the same period in 2013 as a result of the devaluation of local currencies against the U.S. dollar; and

•	An increase in losses stemming from indexation of Ch$16,077 million as a result of a higher inflation rate in Chile, resulting in a loss of Ch$26,369 million for the nine months ended on September 30, 2014, compared to a loss of Ch$10,292 million for the same period of 2013.

Income tax charge

For the nine months ended September 30, 2014, we had an income tax expense of Ch$56,856 million, compared to an income tax expense of Ch$65,476 million for the same period in 2013. This decrease of Ch$8,620 million was due to lower income subject to income tax in the period.

On September 29, 2014, Chile enacted the Tax Reform Act. The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 25% or 27% in certain cases, the rules regarding minimum capitalization, and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), among others. The new rules are set to come into effect gradually, with the implementation process having commenced on October 1, 2014 and set to be completed by January 1, 2018.

Profit (loss) attributable to controlling shareholders

As a result of the above factors, our net earnings decreased Ch$29,386 million, or 32.0%, to Ch$62,458 million for the nine months ended September 30, 2014 from Ch$91,844 million for the same period in 2013. Our net earnings, as a percentage of revenues from ordinary activities, decreased to 0.81% for the nine months ended September 30, 2014 from 1.26% for the same period in 2013.

The Tax Reform Act also establishes that bonds and other debt instruments issued in Chile by Chilean companies will be deemed to be located in Chile for capital gain purposes. However, it does not specifically address Chilean companies’ issuance of bonds and other debt instruments outside of Chile. This new rule, which came into effect on October 1, 2014, could reasonably be interpreted to mean that bonds issued abroad by Chilean companies would not be located in Chile for capital gain purposes, which would exempt such bonds from capital gains tax in Chile if the sale is made by a non-Chilean resident holder. However, we cannot assure you that the Chilean tax authorities will not interpret the rule more strictly.

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013 for Discontinued Operations

The following table presents, for the periods indicated, certain items of the statement of income for our discontinued operations:

	Nine Months Ended September 30,
	2014	2013	% Change
	(in millions of Ch$)
Revenues from discontinued operations:
Total revenues	155,173	160,835	(3.5)%
Cost of sales from discontinued operations:
Total cost of sales	42,022	45,773	(8.2)%
Gross profit from discontinued operations:
Total gross profit	113,151	115,062	(2)%
Administrative expenses, distribution costs and other expenses	(41,564)	(43,216)	(4)%
Other expenses by function	(9,958)	(7,524)	(32)%
Other revenues by function	198	15	1,220%
Other gains (losses)	20	9	122%
Results from operating activities	61,847	64,347	(4)%
Financial income	260	99	163%
Financial expenses	(29,513)	(24,285)	22%
Exchange differences	(10,134)	(5,872)	73%
Losses from indexation	(3,652)	(1,792)	104%
Income (loss) before taxes	18,807	32,497	(42)%
Income tax charge	(3,761)	(2,498)	51%
Profit (loss)	15,046	30,000	(50)%
Basic earnings (loss) per share	5.3	11.2	(53)%
Diluted earnings (loss) per share	5.3	11.2	(53)%

Revenues from discontinued operations

Discontinued operations

Our consolidated revenue from discontinued operations decreased Ch$5,662 million, or 3.5%, to Ch$155,173 million for the nine months ended September 30, 2014, from Ch$160,835 million for the same period in 2013, primarily due to the effects of legal interest rate caps (Tasa Maxima Convencional) being applied in Chile as part of a regulatory framework developed in 2013.

Cost of sales

Discontinued operations

Our consolidated cost of sales from discontinued operations, primarily provisions for bad debts and collection and processing costs, decreased 8.2%, or Ch$3,751 million, to Ch$42,022 million for the nine months ended September 30, 2014 from Ch$45,773 million for the same period in 2013, due to improved risk management activities as a lower percentage of our Chile loan portfolio was provisioned for non-performing loans.

Gross profit

Discontinued operations

Our consolidated gross profit from discontinued operations decreased Ch$1,911 million, or 1.7%, to Ch$113,151 million for the nine months ended September 30, 2014 from Ch$115,062 million for the same period in 2013, as a result of the enactment of interest rate caps and a reduction in the number of cardholders with payments in arrears, which reduced revenues from overdue payments.

Other revenues by function

Our consolidated other revenues by function from discontinued operations increased by Ch$183 million, or 1,220%, to Ch$198 million for the nine months ended September 30, 2014 from Ch$15 million for the same period in 2013, as a result of an increase in the recovery of commission fees.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses from discontinued operations decreased Ch$1,652 million, or 4%, to Ch$41,564 million for the nine months ended September 30, 2014 from Ch$43,216 million for the same period in 2013. This decrease was in line with the related revenue contraction of 3.5%, and also due to cost cutting, expense control and enhanced productivity initiatives across our business divisions.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities from discontinued operations, as well as the percentage variation from period to period:

	As of September 30,
	2014	2013	% Change
	(in millions of Ch$)
Other gains (losses)	20	9	122%
Financial income	260	99	163%
Financial expenses	(29,513)	(24,285)	22%
Exchange differences	(10,134)	(5,872)	73%
Losses from indexation	(3,652)	(1,792)	104%
Total losses from financial and other activities	(43,019)	(31,841)	35%

Our consolidated losses from financial and other activities from discontinued operations decreased 35% for the nine month period ended September 30, 2014 compared to the same period in 2013, in light of the following factors:

•	An increase in financial expenses of Ch$5,228 million, resulting in a financial expense of Ch$29,513 million for the nine months ended on September 30, 2014, compared to a financial expense of Ch$24,285 million for the same period of 2013 as a result of portfolio expansion in the period;

•	An increase in exchange rate differences of Ch$4,262 million, resulting in a loss of Ch$10,134 million for the nine months ended on September 30, 2014 compared to a loss of Ch$5,872 million for the same period in 2013 as a result of the devaluation of local currencies against the U.S. dollar; and

•	An increase in losses stemming from indexation of Ch$1,860 million as a result of a higher inflation rate in Chile, resulting in a loss of Ch$3,652 million for the nine months ended on September 30, 2014, compared to a loss of Ch$1,792 million for the same period of 2013, which were partially offset by:

•	An increase in Other gains (losses) of Ch$11 million, from Ch$9 million for the nine months ended September 30, 2013 to Ch$20 million in the same period of 2014 as a result of the fair value of derivative contracts; and

•	An increase in financial income from Ch$99 million for the nine months ended September 30, 2013 to Ch$260 million for the same period in 2014 due to investments made by the Company with excess cash.

Income tax charge

For the nine months ended September 30, 2014, we had an income tax expense of Ch$3,761 million, compared to an income tax expense of Ch$2,498 million for the same period in 2013. This increase of Ch$1,263 million was due to the higher effective tax rate in Chile stemming from the tax reform that was concluded during the period.

Profit (loss) from discontinued operations

As a result of the above factors, our net earnings from discontinued operations decreased Ch$14,954 million, or 49.8%, to Ch$15,046 million for the nine months ended September 30, 2014 from Ch$30,000 million for the same period in 2013. Our net earnings, as a percentage of revenues from ordinary activities, decreased to 9.7% for the nine months ended September 30, 2014 from 18.7% for the same period in 2013.

B.	LIQUIDITY AND CAPITAL RESOURCES

General

Our principal sources of liquidity have historically been:

•	cash generated by operations;

•	short-term credit extended by suppliers;

•	cash from borrowings and financing arrangements; and

•	financing provided to us by sellers of businesses we have acquired.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	acquisition of, or investments in, companies engaged in the retail business; and

•	capital expenditures for property, plant and equipment.

As of September 30, 2014 we had a positive working capital (defined as total current assets, excluding cash and cash equivalents and other financial assets, minus total current liabilities, excluding other current financial liabilities) of Ch$458,589 million.

On April 1, 2014, we refinanced liabilities in a collective amount of approximately U.S.$770 million, reducing liquidity needs for the next 24 months. This debt roll-over operation had the support of 10 regional Banks: BBVA, Banco de Bogotá, Bradesco, Banco del Estado de Chile, HSBC, Mizuho Bank, Banco Popular de Colombia, Rabobank, Santander and Sumitomo Mitsui Banking Corporation, in addition to other competitive offers. Proceeds were used to refinance liabilities in Chile, Brazil, Peru and Colombia with new terms ranging from 3 to 6 years, as follows: U.S.$270 million in Chile, U.S.$60 million in Peru, U.S.$144 million in Brazil and U.S.$179 million in Colombia. As a result of this refinancing, the average maturity of our outstanding debt was extended while its terms and conditions remained unchanged. This refinancing is in line with the company’s financial strategy, seeking to extend payment terms for its debt, shifting focus to the operation and ultimately deleverage the company.

We believe that our cash from operations, current financing initiatives and cash and cash equivalents are sufficient to satisfy our capital expenditures and debt service obligations in 2014. We anticipate financing any future acquisitions or capital expenditures for property, plant and equipment with cash from operations and additional indebtedness.

The following chart reflects the scheduled amortization of our indebtedness as of September 30, 2014, separately noting our local bonds under Issuance No. 443 which were repaid on November 19, 2014:

Leverage

Our objective regarding capital management is to safeguard our capacity to continue ensuring appropriate returns for our shareholders and benefits for other stakeholders, and maintaining an effective capital structure while reducing capital costs.

In line with the industry, we monitor our capital using a leverage ratio calculation. This ratio is calculated by dividing net financial debt by total capital. Net financial debt corresponds to total indebtedness (including current and non-current debt) less cash and cash equivalents. Total capital corresponds to total equity as shown in the consolidated statement of financial position plus net debt. The leverage ratio was 3.77 as of September 30, 2014.

In accordance with the above, we combine different financing sources, such as: capital increases, operating cash flows, bank loans and bonds.

Seasonality

Historically, we have experienced distinct seasonal patterns to our liquidity needs, which are highest in the first and second quarters of our fiscal year. Liquidity needs are higher in the first quarter primarily because payment becomes due for goods purchased in the previous quarter for the Christmas and New Year holidays. We also experience greater liquidity needs in the second quarter, as dividends and taxes are paid during this period.

During the periods when we have increased liquidity needs, we obtain funding primarily through short-term bank borrowings, overdraft lines of credit and by reducing our cash outflows, primarily by reducing or suspending advance payments to suppliers.

Indebtedness

As of September 30, 2014, our total consolidated short-term financial debt was Ch$491,642 million, and our total consolidated long-term debt was Ch$2,698,941 million.

Our total financial debt includes both fixed-rate and variable-rate debt. Taking into account the effects of cross currency swaps, excluding Banco Paris indebtedness, at September 30, 2014, approximately 49% of our debt was variable-rate, and the remainder was fixed-rate. At September 30, 2014, approximately 11% of our debt was denominated in U.S. dollars, approximately 22% in UF, approximately 49% in Chilean pesos, approximately 2% in Argentine pesos, approximately 6% in Peruvian nuevos soles, approximately 6% in Brazilian reais and approximately 4% in Colombian Pesos. As part of our financial management policies, from time to time we enter into swaps and other derivative transactions to hedge our interest rate and exchange rate risk. Our strategy is to hold the majority of our debt in local currencies, with a target ratio of debt denominated in foreign currency of 10% to 15% of our total debt.

In order to fund our growth plans, improve our amortization profile and reduce our cost of debt, in 2011 we issued bonds with an aggregate principal amount of U.S.$750 million due 2021 in a 144A/Reg-S offering in the international capital markets, and a fixed interest rate of 5.5% (the “2011 144A/Reg-S Bond”). We have hedged the currency risk associated with this issuance through cross-currency swaps with a nominal amount of U.S.$535 million. Additionally, in June 2011, we issued in the Chilean debt capital market bonds due 2031 with an aggregate principal amount of Ch$54 million, with a fixed interest rate of 7.40%. This was the first bond issuance in the Chilean debt capital markets in Chilean pesos with a term of maturity of 20 years. As a result of these issuances, we were able to extend the average duration of our debt (from approximately 4.8 years at the end of 2010 to over 7.5 years at the end of 2011) and streamline our debt amortization schedule.

On October 17, 2012, we entered into the Bridge Loan Agreement with a syndicate of banks in the amount of U.S.$2,500 million to finance the purchase of Carrefour’s Colombian operations.

On December 6, 2012, we issued U.S.$1,200 million aggregate principal amount of bonds due 2023 in a Rule 144A and Regulation S offering in the international capital market (the “2023 144A/Reg-S Bond”). The initial purchasers for the 2023 144A/Reg S Bond (and/or affiliates thereof) were part of the bank syndicate providing the financing under the Bridge Loan Agreement. The 2023 144A/Reg-S Bond accrues interest at a fixed rate of 4.875%. The Company applied part of the proceeds of the 2023 144A/Reg-S Bond to repay U.S.$1,000 million outstanding under the Bridge Loan Agreement.

In March 2013, we completed a preemptive rights offering in the Chilean market that raised U.S.$1,600 million, and used the proceeds from that capital increase to prepay the outstanding amount of the Bridge Loan Agreement of U.S.$1,500 million.The rest of the proceeds of the capital increase were used to pay other short term liabilities.

On November 13, 2014 we entered into a bridge loan agreement for a total amount of U.S.$400 million with The Bank of Nova Scotia and HSBC Bank USA, N.A. (the “Bridge Loan”), which was drawn on November 17, 2014. As of December 31, 2014, the outstanding indebtedness under the Bridge Loan totaled U.S.$400 million, and bore interest at a floating rate, calculated at the specified LIBOR rate plus an applicable margin of 0.20%. The Bridge Loan is scheduled to mature on February 17, 2015. However, for a year following the original drawdown date, we have an option to extend the date of maturity in one-month increments.

Credit facilities (bank loans and bonds)

At September 30, 2014, our principal bank loans and bonds (including interest) consisted of the following:

	As of September 30, 2014
	Currency	Interest Rate Structure	Amount Outstanding (in U.S.$)	Maturity Date	Amount Outstanding (in Ch$ Th)
Banks:
Chile
BANCO DE CHILE	Ch$	TAB Nom 180+0.3000%	82,639,387	10-12-2015	49,519,173,611
BCI	Ch$	TAB Nom 180+0.5500%	21,323,438	10-13-2015	12,777,430,556
BBVA CHILE	Ch$	TAB Nom 180+0.4000%	117,153,475	09-07-2017	70,200,705,556
BANCO BICE	Ch$	TAB Nom 180+0.6000%	31,772,122	09-14-2016	19,038,490,833
SANTANDER CHILE	Ch$	CAM+1.8500%	54,988,402	09-20-2016	32,950,150,310
BANCO ESTADO	Ch$	TAB Nom 90+0.6000%	132,718,058	06-28-2019	79,527,314,458
BBVA CHILE	Ch$	TAB Nom 180+0.5000%	58,546,120	02-02-2021	35,082,005,756
SANTANDER CHILE	Ch$	6.28%	91,315,532	03-29-2019	54,718,093,291
RABOBANK	USD	3.8625%	50,888,227	10-04-2018	30,493,243,094
SCOTIABANK	USD	LBUSD6M+1.5000%	100,665,802	10-23-2017	60,320,962,042
RABOBANK	USD	LBUSD6M+1.6000%	49,937,453	03-26-2020	29,923,520,678
MIZUHO BANK	USD	LBUSD6M+1.4000%	49,928,868	03-27-2019	29,918,376,292
SUMITOMO	USD	LBUSD6M+1.3500%	50,350,140	04-01-2019	30,170,811,092
BCI	Ch$	3.90%	39,322,728	10-10-2014	23,562,965,121
SANTANDER CHILE	Ch$	3.90%	31,682,202	10-10-2014	18,984,609,039
BBVA CHILE	Ch$	3.90%	17,047,602	10-10-2014	10,215,264,255
BANCO ESTADO	Ch$	3.90%	83,779,996	10-10-2014	50,202,649,086
Total Chile			1,064,059,553		637,605,765,070
Peru
BCP	S/.	7.71%	24,409,191	01-07-2019	14,626,475,650
SCOTIABANK	S/.	7.5%	14,798,969	12-27-2017	8,867,838,500
BCP	S/.	7.34%	8,322,299	03-19-2018	4,986,887,978
BBVA CONTINENT	S/.	6.67%	32,507,415	04-04-2017	19,479,093,237
BBVA CONTINENT	USD	5.15%	17,044,602	09-04-2017	10,213,466,644
BBVA NY	USD	LBUSD3M+2.0000%	11,889,299	11-16-2015	7,124,305,687
BBVA NY	USD	LBUSD3M+2.0000%	7,133,579	11-16-2015	4,274,583,412
BBVA CONTINENT	USD	5.15%	17,044,602	09-04-2017	10,213,466,644
BANK TOKYO NY	USD	LBUSD3M+2.6000%	34,952,349	03-28-2017	20,944,146,555
BIF LEASING	S/.	5.9%	30,234	10-02-2014	18,116,754
BIF LEASING	S/.	5.9%	151,865	12-02-2014	91,000,755
BIF LEASING	S/.	5.9%	258,304	03-02-2015	154,781,046
BIF LEASING	S/.	5.9%	447,835	06-02-2015	268,351,790
BIF LEASING	S/.	5.9%	319,746	12-02-2015	191,598,073
BBVA CONTINENT	S/.	3.92%	9,245,519	10-10-2014	5,540,100,150
Total Peru			178,555,811		106,994,212,875
Brazil
SAFRA	R$	CDI-spread+0.6400%	28,673,594	11-03-2014	17,181,791,028
SANTANDER BR	R$	CDI-spread+0.6700%	28,456,330	11-24-2014	17,051,602,072
SANTANDER BR	R$	CDI-spread+0.6700%	20,317,274	11-24-2014	12,174,516,675
BANCO DO BRASIL	R$	CDI-capi	16,519,370	06-04-2015	9,898,736,598
BRADESCO	R$	CDI-capi	3,072,523	11-07-2016	1,841,117,075
BRADESCO	R$	CDI-capi	4,916,036	11-07-2016	2,945,787,319
BRADESCO	R$	CDI-capi	5,325,706	11-07-2016	3,191,269,596
BANCO NORDESTE	R$	7.5%	2,693,104	12-16-2018	1,613,762,029
HSBC BRASIL	R$	CDI-spread+1.4970%	6,326,624	02-10-2017	3,791,039,582
HSBC BRASIL	R$	CDI-spread+1.4970%	6,326,624	02-10-2017	3,791,039,582
HSBC BRASIL	R$	CDI-spread+1.4970%	9,700,823	02-10-2017	5,812,927,361
HSBC BRASIL	R$	CDI-spread+1.4970%	7,170,174	02-10-2017	4,296,511,527
HSBC BRASIL	R$	CDI-spread+1.4970%	1,138,792	02-10-2017	682,387,121
HSBC BRASIL	R$	CDI-spread+1.4970%	1,054,437	02-10-2017	631,839,932
HSBC BRASIL	R$	CDI-spread+1.4970%	885,727	02-10-2017	530,745,544
BRADESCO	R$	CDI-spread+1.5300%	29,428,641	02-13-2017	17,634,230,245

	As of September 30, 2014
	Currency	Interest Rate Structure	Amount Outstanding (in U.S.$)	Maturity Date	Amount Outstanding (in Ch$ Th)
BRADESCO	R$	CDI-spread+1.5300%	4,204,092	02-13-2017	2,519,175,747
BRADESCO	R$	CDI-spread+1.5300%	21,020,458	02-13-2017	12,595,878,745
BRADESCO	R$	CDI-spread+1.5300%	8,197,979	02-13-2017	4,912,392,712
BRADESCO	R$	CDI-spread+1.5300%	3,363,273	02-13-2017	2,015,340,600
BRADESCO	R$	CDI-spread+1.5300%	1,891,841	02-13-2017	1,133,629,087
BRADESCO	R$	CDI-spread+1.5300%	1,849,800	02-13-2017	1,108,437,329
HSBC BRASIL	R$	CDI-spread+1.4970%	1,391,857	02-10-2017	834,028,707
HSBC BRASIL	R$	CDI-spread+1.4970%	18,979,872	02-10-2017	11,373,118,745
HSBC BRASIL	R$	CDI-spread+1.4970%	42,177,493	02-10-2017	25,273,597,216
HSBC BRASIL	R$	CDI-spread	13,747,967	12-30-2014	8,238,057,000
HSBC BRASIL	R$	CDI-spread	5,332,016	12-30-2014	3,195,050,904
Total Brazil			294,162,428		176,268,010,078
Argentina
BANCO GALICIA	ARS	15.01%	1,001,094	11-16-2015	599,875,778
BANCO GALICIA	ARS	15.01%	1,363,812	10-05-2015	817,223,274
ICBC ARGENTINA	ARS	15.01%	1,001,094	11-16-2015	599,875,778
IFC	USD	LBUSD6M+1.5500%	15,396,534	08-16-2016	9,225,911,114
BANCO GALICIA	ARS	BAIBOR1M	1,708,157	10-10-2014	1,023,561,942
BBVA FRANCES	ARS	BAIBOR1M	29,986,781	10-10-2014	17,968,679,095
BANCO GALICIA	ARS	BAIBOR1M	9,800,301	10-10-2014	5,872,536,115
BANCO ITAU AR	ARS	BAIBOR1M	6,139,658	10-10-2014	3,679,005,635
MACRO	ARS	BAIBOR1M	27,813,501	10-10-2014	16,666,406,255
BANCO GALICIA	ARS	BAIBOR1M	11,269,308	10-10-2014	6,752,794,468
BBVA FRANCES	ARS	BAIBOR1M	4,896,527	10-10-2014	2,934,097,141
Total Argentina			110,376,767		66,139,966,595
Colombia
CORPBANCA COL	COP	5.88%	19,823,721	12-29-2014	11,878,770,314
BANCO DE BOGOTA	COP	5.00%	1,946,581	02-12-2015	1,166,430,184
BANCO DE BOGOTA	COP	6.33%	3,651,741	02-20-2017	2,188,196,000
BANCO DE BOGOTA	COP	6.69%	38,561,947	02-25-2019	23,107,089,900
BANCO DE BOGOTA	COP	DTF90+2.6000%	25,329,726	02-25-2019	15,178,078,298
BBVA COLOMBIA	COP	IBR1M+3.7800%	37,234,644	02-28-2019	22,311,743,656
BANCO DE BOGOTA	COP	DTF90+2.6000%	7,526,016	03-04-2019	4,509,739,295
BANCO DE BOGOTA	COP	DTF90+2.6000%	55,363,367	03-04-2019	33.174.836,886
BANCO POPULAR	COP	DTF90+2.3000%	22,498,919	03-06-2017	13,481,802,472
COLPATRIA	COP	DTF90	32,939,451	10-16-2014	19,737,977,596
DAVIVIENDA	COP	DTF90	33,140,748	10-15-2014	19,858,599,200
CORPBANCA COL	COP	DTF90	12,546,062	10-29-2014	7,517,851,527
Total Colombia			290,562,924		174,111,115,328
Bonds:
Jumbo B	UF	6.5%	82,696,461	09-01-2026	49,553,373,584
Bcenc-A	UF	4.25%	161,631,426	11-19-2014	96,852,782,889
Bcenc-C	UF	4.1%	183,337,736	11-19-2014	109,859,638,045
Bcenc-D	UF	4%	61,104,413	11-19-2014	36,614,986,130
Bcenc-E	UF	3.5%	81,784,496	05-07-2018	49,006,905,566
Bcenc-F	UF	4%	184,371,574	05-07-2028	110,479,134,485
Bcenc-J	UF	5.7%	124,133,535	10-15-2029	74,383,296,759
Bcenc-L	UF	4.1%	20,445,889	05-28-2015	12,251,585,814
Bcenc-N	UF	4.7%	184,377,134	05-28-2030	110,482,466,047
Bcenc-O	Ch$	7%	92,184,320	06-01-2031	55,238,688,000
Incabond 1	S/.	7.1875%	99,544,766	05-05-2018	59,649,214,601
Incabond 2	S/.	7.625%	45,374,249	08-12-2017	27,189,157,446
Regs/144a 2021	USD	5.5%	756,984,081	01-20-2021	453,600,001,146
Regs/144a 2023	USD	4.875%	1,209,697,610	01-20-2023	724,875,001,625
Total Bonds			3,287,667,688		1,970,036,232,137

In addition, at December 31, 2013, we had Ch$37,477 million in financial leasings.

As of December 31, 2013, the Company has available unused lines of credit for approximately Ch$325,564,823 (Ch$301,068,423 as of December 31, 2012). We deal with a wide diversity of banks around the world. We believe, if necessary, we can reopen our existing international bonds or issue one or more new series of bonds as appropriate, or can obtain commercial paper in the Chilean market.

Our loan agreements and outstanding bonds contain a number of covenants requiring us to comply with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require us to maintain:

•	a ratio of consolidated Net Financial Debt to consolidated net worth not exceeding 1.2 to 1;

•	a ratio of consolidated Net Financial Debt to EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters for such period of less than 5.25 to 1;

•	unencumbered assets in an amount equal to at least 120% of the outstanding principal amount of total liabilities;

•	minimum consolidated assets of at least UF 50.5 million; and

•	minimum consolidated net worth of at least UF 28.0 million.

As of the date of this 6-K, we are in compliance with all of our loan and debt instruments.

Leases

We have significant operating lease obligations. At September 30, 2014, 49% of our total selling space was located on leased properties. Our store leases typically have a term ranging from 10 to 32 years and provide for both monthly fixed and variable lease payments. Our shopping center leases typically have terms of more than 30 years and provide for fixed monthly rent payments.

Acquisitions

No significant acquisitions were completed during the nine months ended September 30, 2014.

Analysis of cash flows

The following table summarizes our generation and use of cash for the periods presented.

	Nine months ended September 30,
	2014	2013
	(in millions of Ch$)
Net cash from Continuing Operations provided by (used in):
Net cash from operating activities	97,477	89,921
Net cash used in investing activities	(161,037)	(205,790)
Net cash from financing activities	92,146	(69,756)
Net cash from Discontinued Operations provided by (used in):
Net cash from operating activities	(10,137)	37,341
Net cash used in investing activities	(5,891)	(13,771)
Net cash from financing activities	(63,157)	33,326

Cash flows for the nine months ended September 30, 2014 compared to the same period in 2013 for continuing operations

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash outflow of Ch$28,586 million for the nine months ended September 30, 2014, compared to a net cash outflow of Ch$185,625 million for the same period in 2013.

Operating activities. Our net cash flows from operations increased 8%, to Ch$97,477 million for the nine months ended September 30, 2014 from Ch$89,921 million for the same period in 2013. The increase was primarily attributable to improved cash generation from our supermarket and financial services business.

Investing activities. Our net cash outflows from investing activities decreased 22%, to Ch$161,037 million for the nine months ended September 30, 2014 from Ch$205,790 million for the same period in 2013, due to a decrease in the fair value of the properties as a result of tax changes to our cash flow model brought upon by tax reform.

Financing activities. Our net cash flows from financing activities increased 232%, to inflows of Ch$92,146 million for the nine months ended September 30, 2014 compared to outflows of Ch$69,756 million for the same period in 2013. This was due to the refinancing of liabilities that occurred during the period to improve liquidity.

Cash flows for the nine months ended September 30, 2014 compared to the same period in 2013 for discontinued operations

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash outflow of Ch$79,185 million for the nine months ended September 30, 2014, compared to an inflow of Ch$56,896 million for the same period in 2013.

Operating activities. Our net outflows from operations increased 127%, to Ch$10,137 million for the nine months ended September 30, 2014 from Ch$37,341 million in net inflows for the same period in 2013. The increase was primarily attributable to increased working capital needs as a result of the growth of our credit card receivables portfolio.

Investing activities. Our net cash outflows from investing activities increased 57%, to Ch$5,891 million for the period nine months ended September 30, 2014 from an outflow of Ch$13,771 million for the same period in 2013, due to the recovery of commission fees.

Financing activities. Our net cash outflows from financing activities increased 290%, to outflows of Ch$63,157 million for the nine months ended September 30, 2014 compared to inflows of Ch$33,326 million for the same period in 2013. This was due to the refinancing of liabilities that occurred in the period to improve liquidity.

Capital expenditures and permanent investments

The following table presents our capital expenditures for the periods indicated:

	As of September 30,
	2014	2013
	(in millions of Ch$)
Capital expenditures(1)	173,507	250,402
Permanent investments(2)	—	—
Total	173,507	250,402

(1)	Purchase of property, plant and equipment.
(2)	Primarily investments in acquired companies.

During 2014, we expect to invest approximately U.S.$210 million to open new supermarkets, department stores, home improvement stores and shopping centers. In Chile, we expect we will invest U.S.$64 million in 19 new stores in our supermarket, home improvement and department store divisions. In Brazil, we plan to invest

U.S.$41 million for the opening of 10 new supermarket stores and the refurbishing a distribution center in the State of Rio de Janeiro. In Peru, the investment plan totals U.S.$42 million and includes the opening of 5 new supermarkets and 3 new Paris stores. In Argentina, we plan to invest U.S.$25 million for the opening of 3 supermarkets and 3 home improvement stores and one new distribution center. In Colombia, we plan to invest U.S.$38 million for the opening of 2 Easy stores and 6 new supermarkets. In addition, we plan to invest U.S.$100 million in information technology projects to improve operating efficiency and strengthen our e-commerce operations. Additionally U.S.$40 million have been earmarked for environmental and traffic mitigation measures connected to Costanera Center and the completion of the two office towers. Maintenance expenditures for existing stores are estimated at U.S.$75 million for the fourth quarter of 2014.

Our projected capital expenditures may vary substantially from the numbers set forth above as a result of a variety of factors including competition and the cost, currencies and availability of the necessary funds.

We expect to finance our future capital expenditures with our operating cash flow and with bank loans.

C.	OFF-BALANCE SHEET ARRANGEMENTS

For any of the periods presented, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or otherwise that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

D.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of September 30, 2014:

	Less than One Year	One to Three Years	Three to Five Years	Thereafter	Total
	(in millions of U.S.$)
Long-term debt obligations(1)	—	774,598	583,528	2,121,799	3,479,925
Short-term debt obligations(1)	507,939	—	—	—	507,939
Time deposits and other bank balances	—	—	—	—	—
Leases obligations and other financial liabilities(2)	227,519	582,581	1,504,898	21,877	2,336,876
Commercial loans	1,782,621	133,192	—	—	1,915,813
Tax liabilities	—	—	—	—	—
Other financial liabilities option(3)	7,705	—	—	—	7,705

Total	2,525,784	1,490,371	2,088,426	2,143,676	8,248,258

(1)	Short-term obligations include the short-term portion of the long-term debt and accrued interest expenses.
(2)	Includes pending installments from our purchase of Irmãos Bretas, Filhos e Cia. Ltda. in 2010.
(3)	Trade payables, other payables, other non-financial liabilities, and payables to related entities

E.	NON-IFRS FINANCIAL MEASURES

The discussion below makes reference to certain non-IFRS measures, namely EBIT from continuing operations, EBITDA from continuing operations and Adjusted EBITDA from continuing operations. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA represents EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below. We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with supplemental measures of our operating performance.

We believe EBIT, EBITDA and Adjusted EBITDA are important supplemental measures of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results.

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock.

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, none of EBIT, EBITDA or Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementarily. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA from continuing operations and to Adjusted EBITDA from continuing operations is set forth below:

	Nine months ended September 30,
	2014	2014	2013
		(unaudited)
	(in millions of U.S.$)	(in millions of Ch$)
Profit attributable to controlling shareholders	79.1	47,412	61,844
Profit attributable to non-controlling shareholders	0.4	221	467
Profit from continuing operations	79.5	47,633	62,311
Financial expense (net)	256.3	153,561	161,835
Income tax charge	94.9	56,856	65,476
EBIT from continuing operations	430.6	258,050	289,623
Depreciation and amortization	247.7	148,420	144,023
EBITDA from continuing operations	678.3	406,470	433,646
Exchange differences	43.8	26,273	20,928
Increase on revaluation of investment properties(1)	(44.0)	(26,368)	(35,335)
(Losses) gains from indexation	44.0	26,369	10,292
Adjusted EBITDA from continuing operations	722.2	432,744	429,531
As a % of revenues
Profit from continuing operations	0.62%	0.62%	0.85%
Financial income (expenses)	2.00%	2.00%	2.21%
Income tax charge	0.74%	0.74%	0.89%
EBIT from continuing operations	3.35%	3.35%	3.96%
Depreciation and amortization	1.93%	1.93%	1.97%
EBITDA from continuing operations	5.28%	5.28%	5.93%
Exchange differences	0.34%	0.34%	0.29%
Increase on revaluation of investment properties(1)	0.34%	0.34%	0.48%
(Losses) gains from indexation	(0.34)%	(0.34)%	(0.14)%
Adjusted EBITDA from continuing operations	5.62%	5.62%	5.87%

(1)	Represents a fair value adjustment of investment properties, as calculated using the discounted cash flows valuation method.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA from continuing operations and to Adjusted EBITDA from continuing operations per business segment is included below:

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other	Consolidated total
(unaudited)					Continuing Operations		Continuing Operations
	Nine months ended September 30, 2014 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	177,391	137,714	67,513	(12,320)	27,751	(350,637)	47,412
Profit attributable to non-controlling shareholders	—	—	—	—	—	221	221
Net Income	177,391	137,714	67,513	(12,320)	27,751	(350,416)	47,633
Financial expense (net)	—	—	—	—	—	153,561	153,561
Income tax charge	—	—	—	—	—	56,856	56,856
EBIT from continuing operations	177,391	137,714	67,513	(12,320)	27,751	(139,999)	258,050
Depreciation and amortization	100,113	4,138	15,084	19,392	1,391	8,303	148,420
EBITDA from continuing operations	277,504	141,853	82,596	7,072	29,141	(131,696)	406,470
Exchange differences	—	—	—	—	—	26,273	26,273
Increase on revaluation of investment properties(1)	—	(26,368)	—	—	—	—	(26,368)
Losses from indexation	—	—	—	—	—	26,369	26,369
Adjusted EBITDA from continuing operations	277,504	115,485	82,596	7,072	29,141	(79,055)	432,744
As a % of revenues	4.7%	76.2%	9.5%	1.1%	35.0%	N/A	5.6%

(1)	Represents a fair value adjustment of investment properties, as calculated using the discounted cash flows valuation method.

Information by segment	Supermarkets	Shopping centers	Home improvement stores	Department stores	Financial services	Other	Consolidated total
(unaudited)					Continuing Operations		Continuing Operations
	Nine months ended September 30, 2013 (in millions of Ch$)
Profit (loss) attributable to controlling shareholders	177,536	145,485	45,581	6,958	15,361	(329,077)	61,844
Profit attributable to non-controlling shareholders	—	—	—	—	—	467	467
Net Income	177,536	145,485	45,581	6,958	15,361	(328,610)	62,311
Financial expense (net)	—	—	—	—	—	161,835	161,835
Income tax charge	—	—	—	—	—	65,476	65,476
EBIT from continuing operations	177,536	145,485	45,581	6,958	15,361	(101,298)	289,623
Depreciation and amortization	102,079	2,947	14,521	18,353	1,268	4,854	144,023
EBITDA from continuing operations	279,616	148,432	60,103	25,311	16,629	(96,444)	433,646
Exchange differences	—	—	—	—	—	20,928	20,928
Increase on revaluation of investment properties(1)	—	(35,335)	—	—	—	—	(35,335)
Losses from indexation	—	—	—	—	—	10,292	10,292
Adjusted EBITDA from continuing operations	279,616	113,096	60,103	25,311	16,629	(65,224)	429,531
As a % of revenues	5.0%	76.7%	7.1%	3.9%	28.5%	N/A	5.9%

(1)	Represents a fair value adjustment of investment properties, as calculated using the discounted cash flows valuation method.

E.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares of common stock, as of September 30, 2014, for:

•	each person known to us to own beneficially more than 5% of our shares of common stock; and

•	our directors and executive officers as a group.

Shareholder	Number of Shares of Common Stock	Percentage Beneficial Ownership
Principal Shareholders(1)
Inversiones Quinchamali Limitada(2)	573,754,802	20.2832%
Inversiones Latadia Limitada(3)	550,823,211	19.4725%
Inversiones Tano Limitada(4)	457,879,800	16.1868%
Directors and Executive Officers
Horst Paulmann Kemna(5)	70,336,573	2.4865%
Peter Paulmann Koepfer(6)	*	*
Heike Paulmann Koepfer(7)	*	*
David Gallagher Patrickson	—	—
Erasmo Wong Lu Vega	—	—
Roberto Oscar Philipps	—	—
Cristián Eyzaguirre Johnston	—	—
Richard Büchi Buc	*	*
Julio Moura	—	—
Daniel Rodríguez	*	*
Juan Manuel Parada	*	*
Rodrigo Hetz	*	*

Shareholder	Number of Shares of Common Stock	Percentage Beneficial Ownership
Carlos Mechetti	*	*
Andrés Artigas	*	*
Bronislao Jandzio	*	*
Carlos Wulf	*	*

Shareholder	Number of Shares of Common Stock	Percentage Beneficial Ownership
Jaime Soler	*	*
Patricio Rivas	*	*
Marcelo Reyes	*	*
Nicolás Larco	*	*
Renato Fernandez	—	—
Stefan Krause	*	*
Rodrigo Larrain	*	*
Ricardo Bennett	*	*
Total shares of common stock issued and outstanding	2,828,723,963	100.0%

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.
(1)	Our principal shareholders do not have different voting rights than other shareholders. All holders of our shares of common stock are entitled to one vote per share of common stock in all shareholders’ meetings.
(2)	Inversiones Quinchamali Limitada is a Chilean company controlled by Horst Paulmann Kemna, our Chairman of the Board, who is the largest shareholder therein, with the remainder owned by members of the Paulmann family. Members of the Paulmann family include Horst Paulmann Kemna, Manfred Paulmann Koepfer, Peter Paulmann Koepfer and Heike Paulmann Koepfer. The address for Inversiones Quinchamali Limitada is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.
(3)	Inversiones Latadia Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned indirectly by members of the Paulmann family. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.
(4)	Inversiones Tano Limitada is a Chilean company majority owned by Inversiones Quinchamali Limitada, with the remainder owned by Inversiones Latadia Limitada and Horst Paulmann Kemna. Its address is Avenida Kennedy 9001, Piso 7, Las Condes, Santiago, Chile.
(5)	Horst Paulmann Kemna owns 2.49% of our shares of common stock directly and the remaining amount through direct and indirect ownership in Inversiones Quinchamali Limitada, Inversiones Latadia Limitada and Inversiones Tano Limitada.
(6)	Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Item 6. Directors, Senior Management and Employees” of our Annual Report on Form 20-F for the year ended December 31, 2013.
(7)	Peter Paulmann Koepfer owns 0.5% of our shares of common stock.
(8)	Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Item 6. Directors, Senior Management and Employees” of our Annual Report on Form 20-F for the year ended December 31, 2013.
(9)	Heike Paulmann Koepfer owns 0.5% of our shares of common stock.
(10)	Horst Paulmann Kemna, our Chairman of the Board, is the father of Heike Paulmann Koepfer and Peter Paulmann Koepfer, who both serve on our Board of Directors. See “Item 6. Directors, Senior Management and Employees” of our Annual Report on Form 20-F for the year ended December 31, 2013.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Interim Statements of Financial Position	F-2

Unaudited Condensed Consolidated Interim Statements of Profit and Loss and Other Comprehensive Income	F-4

Unaudited Condensed Consolidated Interim Statements of Changes in Net Equity	F-6

Unaudited Consolidated Statements of Cash Flows	F-8

Notes to Unaudited Consolidated Interim Financial Statements	F-9

Cencosud S.A. and subsidiaries, condensed consolidated interim statements of financial position

		As of
Assets	Note	September 30, 2014	December 31, 2013
		ThCh$	ThCh$
		(unaudited)
Current assets
Cash and cash equivalents		124,575,822	171,711,625
Other financial assets, current	5	23,867,043	49,583,940
Other non-financial assets, current		14,109,340	11,605,493
Trade receivables and other receivables	6	665,651,164	1,133,447,553
Receivables due from related entities, current		—	432,303
Inventory	8	1,196,401,257	1,044,906,627
Current tax assets		66,769,474	22,797,303

Total current assets other than non-current assets held for sale		2,091,374,100	2,434,484,844

Assets held for sale	19	755,060,431	—
Total current assets		2,846,434,531	2,434,484,844

Non-current assets
Other financial assets, non-current	5	263,340,706	92,405,358
Other non-financial assets, non-current		36,130,604	38,263,337
Trade receivable and other receivables, non-current	6	35,415,016	155,839,812
Equity method investment		48,337,539	49,942,154
Intangible assets other than goodwill	9	411,597,953	571,621,507
Goodwill	9	1,845,796,845	1,696,040,684
Property, plant and equipment	10	3,157,867,419	3,101,883,868
Investment property	11	1,612,261,344	1,568,432,058
Non-current tax assets,		58,883,195	53,727,039
Deferred income tax assets	20	374,461,476	302,593,552

Total non-current assets		7,844,092,097	7,630,749,369

Total assets		10,690,526,628	10,065,234,213

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Cencosud S.A. and subsidiaries., condensed consolidated interim statements of financial position

		As of
Net equity and liabilities	Note	September 30, 2014	December 31, 2013
		ThCh$	ThCh$
		(unaudited)
Current liabilities
Other financial liabilities, current	12	491,641,270	739,105,814
Trade payables and other payables		1,732,808,499	1,957,993,218
Payables to related entities, current		579,367	556,494
Provisions and other liabilities	13	39,705,639	46,406,283
Current income tax liabilities		62,955,128	63,131,459
Current provision for employee benefits		113,743,304	96,696,870
Other non-financial liabilities, current		49,233,094	47,808,861

Total current liabilities		2,490,666,301	2,951,698,999

Other non-financial liabilities, current	19	240,377,975	—
Total current liabilities		2,731,044,276	2,951,698,999

Non-current liabilities
Other financial liabilities,	12	2,698,940,949	2,218,035,025
Trade accounts payables		28,602,006	8,954,817
Provisions and other liabilities	13	104,933,005	88,222,586
Deferred income tax liabilities	20	546,466,518	471,481,007
Other non–financial liabilities, non–current		71,200,742	65,474,690

Total non-current liabilities		3,450,143,220	2,852,168,125

Total liabilities		6,181,187,496	5,803,867,124

Equity
Paid-in capital	14	2,321,380,936	2,321,380,936
Retained earnings		2,079,205,151	2,049,483,333
Issuance premium		526,633,344	526,633,344
Other reserves		(418,217,397)	(636,230,610)

Equity attributable to controlling shareholders		4,509,002,034	4,261,267,003
Non-controlling interest		337,098	100,086

Total equity		4,509,339,132	4,261,367,089

Total equity and liabilities		10,690,526,628	10,065,234,213

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Cencosud S.A. and subsidiaries condensed consolidated interim statements of profit and loss and other comprehensive income (unaudited)

		For the nine months ended September 30		For the three months ended September 30
Statements of profit and loss	Note	2014	2013	2014	2013
		ThCh$	ThCh$	ThCh$	ThCh$
Continuing Operations
Revenues from ordinary activities	16	7,696,196,556	7,316,915,295	2,621,000,995	2,449,020,448
Cost of Sales	15	(5,632,557,412)	(5,309,115,093)	(1,920,785,174)	(1,773,176,381)

Gross Profit		2,063,639,144	2,007,800,202	700,215,821	675,844,067
Other income by function	15	36,399,486	44,201,910	27,595,223	20,312,173
Distribution cost	15	(18,707,492)	(17,279,076)	(6,575,812)	(5,769,785)
Administrative expenses	15	(1,669,474,839)	(1,610,403,783)	(581,470,621)	(545,493,951)
Other expenses by function	15	(125,809,935)	(117,742,619)	(42,958,539)	(42,355,921)
Other gain (losses), net	15	24,170,155	10,286,856	14,470,588	4,213,287

Operating profit		310,216,519	316,863,490	111,276,660	106,749,870
Finance income	15	5,288,062	4,290,301	1,394,689	479,245
Finance expenses	15	(158,848,704)	(166,125,716)	(53,174,570)	(54,457,689)
Participation in profit or loss of equity method associates		475,180	3,979,529	(1,407,700)	1,210,202
Exchange differences	15	(26,272,743)	(20,928,336)	(17,928,080)	3,260,672
(Losses) from indexation	15	(26,368,932)	(10,291,841)	(4,228,511)	(6,733,098)

Profit before income tax		104,489,382	127,787,427	35,932,488	50,509,202
Income tax expense	20	(56,856,289)	(65,476,377)	(38,733,225)	(18,724,128)

Profit from continuing operations		47,633,093	62,311,050	(2,800,737)	31,785,074

Discontinued Operations
Profit from discontinued operations	22	15,045,687	29,999,759	3,950,662	11,874,659

Profit attributable to
Controlling shareholders		62,457,591	91,843,755	2,123,331	43,804,657
Non–controlling interest		221,189	467,054	(973,406)	(144,924)

Profit		62,678,780	92,310,809	1,149,925	43,659,733

Earnings per share from continuing and discontinued opeartions attributable to controlling shareholders
Basic earnings per share from continuing operations		16.8	23.2	(0.6)	12.0
Basic earnings per share from discontinued operations		5.3	11.2	1.5	4.4

		22.1	34.4	0.9	16.4

Diluted earnings per share from continuing operations		16.8	23.2	(0.6)	12.0
Diluted earnings per share from discontinued opearations		5.3	11.2	1.5	4.4

		22.1	34.4	0.9	16.4

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Cencosud S.A. and subsidiaries condensed consolidated interim statements of profit and loss and other comprehensive income (unaudited)

	For the nine months ended September 30		For the three months ended September 30
	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Profit	62,678,780	92,310,809	1,149,925	43,659,733

Other comprehensive income
Items that will never be reclassified to profit and loss
Re-measurements of defined benefit liability (asset)	57,917	28,342	(16,156)	2,868

Total OCI that will never be reclassified to profit and loss	57,917	28,342	(16,156)	2,868

Items that are or may be reclassified to profit and loss
Foreign currency translation adjustments	224,647,708	(159,387,718)	83,428,214	(51,595,665)
Cash flow hedge	(9,494,870)	(10,290,696)	(1,757,785)	(7,014,872)

Total Items that are or may be reclassified to profit and loss	215,152,838	(169,678,414)	81,670,429	(58,610,537)

Other comprehensive income, before taxes.	215,210,755	(169,650,072)	81,654,273	(58,607,669)

Income tax related to re-measurement of defined benefit liability (asset)	(19,692)	(9,636)	5,493	(975)

Total income tax that will never be reclassified to profit and loss	(19,692)	(9,636)	5,493	(975)

Income tax related to cash flow hedge	997,470	2,058,139	(549,947)	1,402,974
Total income tax that are or may be reclassified to profit and loss	997,470	2,058,139	(549,947)	1,402,974

Total other comprehensive income and expense	216,188,533	(167,601,569)	81,109,819	(57,205,670)

Total comprehensive income	278,867,313	(75,290,760)	82,259,744	(13,545,937)

Income attributable to
Owners of the Company	278,630,301	(75,849,164)	83,319,669	(13,290,510)
Non-controlling interest	237,012	558,404	(1,059,925)	(255,427)

Total comprehensive income	278,867,313	(75,290,760)	82,259,744	(13,545,937)

Total comprehensive income attributable to owners of the parent arising from:
Continuing operations	263,584,614	(105,848,923)	79,369,007	(25,165,169)
Discontinued operations	15,045,687	29,999,759	3,950,662	11,874,659

Total Items that are or may be reclassified to profit and loss	278,630,301	(75,849,164)	83,319,669	(13,290,510)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Condensed consolidated interim statement of changes in net equity

For the nine months ended September 30, 2014 (unaudited)

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Cash flow Hedge reserves	Actuarial Gain(loss) reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
Opening balance as of January 1, 2014	2,321,380,936	526,633,344	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)	2,049,483,333	4,261,267,003	100,086	4,261,367,089

Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	—		62,457,591	62,457,591	221,189	62,678,780
Other comprehensive income	—	—	224,631,885	(8,497,400)	38,225			216,172,710		216,172,710	15,823	216,188,533

Total Comprehensive income	—	—	224,631,885	(8,497,400)	38,225			216,172,710	62,457,591	278,630,301	237,012	278,867,313

Dividends									(32,735,773)	(32,735,773)		(32,735,773)
Stock option						1,840,503	—	1,840,503		1,840,503		1,840,503

Total transactions with owners	—	—	—	—	—	1,840,503	—	1,840,503	(32,735,773)	(30,895,270)	—	(30,895,270)

Total Changes in equity	—	—	224,631,885	(8,497,400)	38,225	1,840,503	—	218,013,213	29,721,818	247,735,031	237,012	247,972,043

Ending balance, as of September 30, 2014	2,321,380,936	526,633,344	(390,684,266)	12,028,586	440,737	12,476,667	(52,479,121)	(418,217,397)	2,079,205,151	4,509,002,034	337,098	4,509,339,132

Cencosud S.A. and subsidiaries

Consolidated statement of changes in net equity

For the nine months ended September 30, 2013 (unaudited)

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Actuarial Gain(loss) reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
Opening balance as of January 1, 2013	1,551,811,762	477,341,095	(461,974,288)	23,315,468	(523,284)	6,892,685	(52,074,990)	(484,364,409)	1,852,745,697	3,397,534,145	677,599	3,398,211,744

Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	—		91,843,755	91,843,755	467,054	92,310,809
Other comprehensive income	—	—	(159,479,068)	(8,232,557)	18,706	—	—	(167,692,919)	—	(167,692,919)	91,350	(167,601,569)

Total Comprehensive income	—	—	(159,479,068)	(8,232,557)	18,706	—	—	(167,692,919)	91,843,755	(75,849,164)	558,404	(75,290,760)

Share issuance	769,569,174	49,292,249								818,861,423		818,861,423
Dividends									(19,535,244)	(19,535,244)		(19,535,244)
Stock option						3,039,696		3,039,696		3,039,696		3,039,696

Total transactions with owners	769,569,174	49,292,249	—	—	—	3,039,696	—	3,039,696	(19,535,244)	802,365,875	—	802,365,875

Total Changes in equity	769,569,174	49,292,249	(159,479,068)	(8,232,557)	18,706	3,039,696	—	(164,653,223)	72,308,511	726,516,711	558,404	727,075,115

Ending balance, as of September 30, 2013	2,321,380,936	526,633,344	(621,453,356)	15,082,911	(504,578)	9,932,381	(52,074,990)	(649,017,632)	1,925,054,208	4,124,050,856	1,236,003	4,125,286,859

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated statements of cash flows

	For the nine months ended September 30,
	Unaudited
	2014	2013
	ThCh$	ThCh$
Cash flows from (used in) operating activities
Types of revenues from operating activities
Revenue from sale of goods & provision of services	9,080,197,177	8,510,630,986
Proceeds from royalties, installments, commissions and other ordinary activities	14,464,039	4,824,692
Other operating activity revenue	8,627,226	6,072,528
Types of payments
Payments to suppliers for supply of goods & services	(7,587,184,678)	(7,181,391,354)
Payments to and on behalf of personnel	(1,011,716,350)	(928,870,902)
Other operating payments	(356,773,765)	(278,153,443)
Interest paid	(2,491,002)	(1,228,665)
Interest received	1,288,683	2,506,295
Taxes paid	(50,626,638)	(52,404,768)
Other cash inflows	1,692,007	7,936,049

Cash flow from operating activities (continuing operations)	97,476,699	89,921,418
Cash flow from operating activities (discontinued operations)	(10,136,575)	37,340,513

Net cash flow from operating activities	87,340,124	127,261,931

Cash flows from (used in) investment activities
Proceeds from sales of property, plant & equipment	186,000	832,204
Purchases of property, plant & equipment	(172,915,790)	(249,718,171)
Purchases of intangible assets	(15,785,339)	(16,274,159)
Dividends received	2,569,709	1,218,809
Interest received	214,054	2,482,980
Other financial assets—mutual funds	24,694,599	55,668,026

Cash flow from investing activities (continuing operations)	(161,036,767)	(205,790,311)
Cash flow from investing activities (discontinued operations)	(5,891,315)	(13,770,559)

Net cash flow (used in) investment activities	(166,928,082)	(219,560,870)

Cash flows from (used in) financing activities
Proceeds from paid in capital	—	818,871,267
Proceeds from borrowing at long–term	424,677,664	—
Proceeds from borrowing at short–term	4,997,623,504	3,257,414,322
Total loan proceeds from borrowing	5,422,301,168	4,076,285,589
Repayments of borrowing	(5,140,882,316)	(3,950,777,392)
Dividends paid	(35,639,263)	(58,269,234)
Interest paid	(153,633,643)	(136,984,944)
Other cash outflows	—	(9,845)

Cash flow from financing activities (continuing operations)	92,145,946	(69,755,826)
Cash flow from financing activities (discontinued operations)	(63,157,055)	33,326,271

Net cash flow from financing activities	28,988,891	(36,429,555)

Net (decrease) increase in cash and cash equivalents before the effect of variations	(50,599,067)	(128,728,494)
Effects of variations in the exchange rate on cash and cash equivalents	6,398,812	(4,172,532)

Net (decrease) increase in cash and cash equivalents	(44,200,255)	(132,901,026)
Cash and cash equivalents at the beginning of the year	171,711,625	237,720,805

Cash and cash equivalents at the end of the year	127,511,370	104,819,779

Incuded in cash and cash equivalent per the statement of financial situation	124,575,822	104,819,779
Incuded in the assets of the disposal group	2,935,548	—

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Notes to the unaudited consolidated interim financial statements

1	General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile.

Cencosud S.A. is a public company registered with the Chilean Superintendence of Securities and Insurance (SVS), under No.743, which shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted on the New York Stock Exchange (“NYSE”) in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 7,696,196,556 as of September 30, 2014.

During the year ended September 30, 2014, the Company employed an average of 149,358 employees, ending with a total number of 149,990 employees.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company in South America with the biggest offering of square meters, it caters to the consumption needs of over 180 million customers.

Additionally, it operates other lines of business that complement the main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

The Company splits its equity among 2,828,723,963 shares of a single series whose main shareholders are the following:

Major shareholders as of September 30, 2014	Shares	Interest
		%
Inversiones Quinchamali Limitada	573,754,802	20.283%
Inversiones Latadia Limitada	550,823,211	19.473%
Inversiones Tano Limitada	457,879,800	16.187%
Banco Santander - JP Morgan	181,803,036	6.427%
Banco de Chile por cuenta de terceros	143,559,326	5.075%
Banco Itau por cuenta de inversionistas	118,920,601	4.204%
Horst Paulmann Kemna	70,336,573	2.487%
Fondo de Pensiones Provida C	56,826,301	2.009%
Fondo de Pensiones Habitat C	51,169,985	1.809%
Fondo de Pensiones Habitat B	39,430,660	1.394%
Fondo de Pensiones Capital C	36,676,393	1.297%
Fondo de Pensiones Provida B	36,054,975	1.275%
Other shareholders.	511,488,300	18.082%

Total	2,828,723,963	100.000

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of September 30, 2014	Interest
%
Inversiones Quinchamali Limitada	20.283%
Inversiones Latadia Limitada	19.473%
Inversiones Tano Limitada	16.187%
Horst Paulmann Kemna	2.487%
Manfred Paulmann Koepfer	0.492%
Peter Paulmann Koepfer	0.498%
Heike Paulmann Koepfer	0.492%
Sucesión de doña Helga Koepfer Schoebitz	0.115%
Inversiones Alpa Limitada	0.011%

Total	60.038%

The consolidated interim financial statements of Cencosud as of September 30, 2014, were approved by the Board of Directors in a session held on November 28, 2014.

These condensed interim financial statements have been reviewed, but not audited.

2	Summary of the main accounting policies

2.1	Presentation basis

These condensed consolidated interim financial statements for the nine months ended September 30, 2014 have been prepared in accordance with IAS 34, “Interim financial reporting.” These do not include all the information required for a complete set of IFRS financial statements. However, the condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.2	Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below in point 2.3.

Income taxes for interim periods are accounted for using the tax rate that would be applicable to expected total annual income before taxes.

2.3	New and amended standards adopted by the group

(a) New standards, amendments and interpretations adopted by the group.

The following standards have been adopted by the group for the first time for the financial year beginning on 1 January 2014, however none of the new amendments and pronuncements had a significant impact on the group´s financial statements:

IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Group is not currently subjected to significant levies so the impact on the Group is not material.

Amendment to IAS 32, ‘Financial instruments: Presentation’ on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the group financial statements.

Amendments to IAS 36, ‘Impairment of assets’, on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13.

Amendment to IAS 39, ‘Financial instruments: Recognition and measurement’ on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The amendment did not have a significant effect on the group financial statements.

(b) New standards, amendments and interpretations not yet adopted.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2014, and have not been applied in preparing these consolidated financial statement. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The group is yet to assess IFRS 9’s full impact.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted. The group is assessing the impact of IFRS 15.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

2.4	Income tax.

On September 29, 2014, Law No. 20,780 was enacted and published in the Official Gazette, introducing various amendments to the current income tax law and taxation rules for other taxes. Under the recently enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017 and 2018 and following fiscal years, respectively, such newly enacted rates will be applicable based on the Company’s adoption of the partially integrated system. Alternatively, for the years 2014, 2015, 2016 and 2017 and following fiscal years, an increase of 21%, 22.5%, 24%, and 25%, respectively, will apply in the event that other companies adopt the attributed taxable income system.

The above implies that the income tax rate for Chile is 21% for fiscal year 2014. Therefore, for the close of the financial statements as of September 30, 2014, a tax rate of 21% has been considered in the determination of the income tax provision and deferred taxes.

As such, as of September 30, 2014, the Company includes in the income tax expense the rate increase abovementioned resulting in the recognition of a greater tax expense of ThCh $24,382,467.

2.5	Asset held for sale and discontinued operations

On June 20, 2014, the Company, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into a framework agreement (the “Framework Agreement”) with The Bank of Nova Scotia (“BNS”) and its wholly owned subsidiary Scotiabank Chile, to further develop, on a joint basis, the retail finance business in Chile (hereinafter, the “Business”). The Framework Agreement provides that the Business shall be operated through (i) Cencosud Administradora de Tarjetas S.A. (“CAT”), a current subsidiary of Cencosud that is in the business of issuing credit cards and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A., and Cencosud Corredores de Seguros y Servicios Ltda. , or other companies to be established by Cencosud for purposes of the Framework Agreement (together with CAT, hereinafter, the “Subject Companies”). As part of the agreement, Scotiabank Chile, upon regulatory approvals, will acquire fifty-one percent (51%) controlling interest of each of the Subject Companies, with Cencosud retaining the remaining forty-nine percent (49%) non-controlling interest.

Under IFRS Standard N° 5 (“IFRS 5”), “Disposal of subsidiaries, business and non-current assets”, the Subject Companies are considered as from June 20, 2014 “Assets held for sale” as a result of Cencosud’s commitment to sell a controlling interest to an unrelated party under the Framework Agreement and that the occurrence of such transactions is deemed as highly probable by management.

IFRS 5 requires that (a) assets that meet the criteria to be classified as held for sale be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and (b) assets that meet the criteria to be classified as held for sale be presented separately in the statement of financial position and the results of discontinued operations, net of tax, to be presented separately in the statement of comprehensive income. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or on the face of the statements of cash flows. IFRS 5 requires that a company “re-present” its statement of comprehensive income as if the operation had been discontinued for all prior periods presented.

Accordingly, our consolidated balance sheet as of September 30, 2014 reflects the disposal of the Subject Companies (the financial services segment in Chile) as “Assets held for sale,” and our consolidated statement of comprehensive income for the three and nine month periods ended September 30, 2014 and 2013 reflect the disposal of the Subject Companies as discontinued operations. Net cash flows from operating, investing and financing activities of discontinued operations have been separately presented in the consolidated statement of cash flows for the nine month periods ended September 30, 2014 and 2013.

2.6	Seasonability

The Company experiences distinct seasonal sales patterns at supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, the Company promotes the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, the Company usually experiences a decrease in sales during the summer vacation months of January and February.

The Company does not experience significant seasonality in the home improvement sector.

Department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter.

Shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for shopping centers.

3	Risk management policies

The Company is exposed to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2013.

There have been no changes in the risk management policies and procedures between the dates of the annual and these interim consolidated financial statements as of September 30, 2014.

3.1.	Valuation methodology (initially and subsequently).

Financial instruments that have been accounted for at fair value in the statement of financial position as of September 30, 2014 and December 31, 2013 have been measured using the methodologies as set forth in IFRS 13. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

Level I: The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

Level II: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments;

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

Level III: Inputs for assets or liabilities that are not based on observable market data.

Group valuation process

The Group has established control framework with respect to the measurements of fair value. This includes a valuation team that has an overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the regional CFO.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence from third parties to support the conclusion that such valuations meet the requirements of IFRS, including the fair value hierarchy in which such valuation should be classified.

Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three aforementioned levels. Currently, the valuation process considers internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

The table below presents the percentage of financial instruments, valued under each method, compared to their total value.

As of September 30, 2014 and December 31, 2013, the Group has no financial instruments that have been valuated using inputs assessed as level III, however, the procedures above are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial asset and recurrent and non-recurrent non-financial assets.

Table 1-4. Successive valuation methodologies.

September 30, 2014

			Valuation method				Amortized
Classification	Group	Type	Value	Level I	Level II	Level III	cost
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	16,665,200	100
	Shares	Shares	40,709	100
	Other financial Instrument	Highly liquid financial instruments	7,161,134	100
		Other financial investments	218,753	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	28,907,786				100
		Bank balances	88,554,870				100
		Short-term deposits	7,113,166				100
	Receivables	Credit card and trade receivables, net	701,066,180				100
		Receivables due from Bretas	17,737,905				100
Financial liabilities and payables	Bank loans	Current	371,428,578				100
		Non-Current	807,603,623				100
	Bonds payable	Current	38,213,552				100
		Non-Current	1,856,568,268				100
	Other loans (lease)	Current	3,184,520				100
		Non-Current	27,472,241				100
	Debt purchase Bretas	Current	70,806,857				100
		Non-Current	7,296,817
	Other financial liabilities	Current	7,704,691				100
	Trade payables	Current	1,581,380,868				100
		Non-Current	18,223,539				100
	Payables to related entities	Current	579,367				100
Hedges	Hedging derivatives	Cash flow hedging liability	303,072		100
		Cash flow hedging asset	205,965,810		100
		Fair value hedging asset	39,418,238		100

December 2013

			Valuation method				Amortized
Classification	Group	Type	Value	Level I	Level II	Level III	cost
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	40,759,800	100
	Shares	Shares	38,198	100
	Other financial Instrument	Highly liquid financial instruments	8,785,942	100
		Other financial investments	185,553	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	47,627,336				100
		Bank balances	105,893,186				100
		Short-term deposits	18,191,103				100
	Receivables	Credit card and trade receivables, net	1,289,287,365				100
		Receivables due from Bretas	15,031,535				100
	Receivables from related entities	Receivables from related entities, current	432,303				100
Financial liabilities and payables	Bank loans	Current	441,070,635				100
		Non-Current	420,811,688				100
	Bonds payable	Current	74,815,992				100
		Non-Current	1,676,045,068				100
	Other loans (lease)	Current	4,808,673				100
		Non-Current	27,779,079				100
	Deposits and savings Accounts	Current	151,918,114				100
		Non-Current	48,923,826				100
	Debt purchase Bretas	Current	53,727,111				100
		Non-Current	34,919,748
	Letters of credit	Current	9,511,591				100
	Other financial liabilities	Current	12,450,378				100
	Trade payables	Current	1,737,920,899				100
		Non-Current	4,956,289				100
	Payables to related entities	Current	556,494				100
Hedges	Hedging derivatives	Cash flow hedging liabilities	358,936		100
		Cash flow hedging assets	77,188,270		100

Instruments classified as Level II correspond mainly to interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market.

The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of September 30, 2014 and December 31, 2013, there have been no transfers between level I and II, and transfers out of level III to another level of fair value.

3.2.	Liquidity risk

Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities, except for the Company’s refinancing of its liabilities to the amount of approximately USD 770 million, thus, reducing its debt payments for 2014 to USD 650 million and to USD 120 million for 2015 and reducing its liquidity requirements for the next 24 months. This refinancing is in line with the Group´s financial strategy which is to seek to extend payment terms for our debts in order to shift focus to the operations and ultimately deleverage the Group.

3.3	Fair value of financial assets and liabilities measured at amortized cost.

In order to estimate the fair value of debt instruments accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

The fair value of borrowings (bank loans and bons payables) which are classified within Level II of the fair value hierarchy, are as follows:

	As of
Borrowings	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Current	416,306,320	520,472,143
Non-Current	2,730,421,943	2,189,364,093

Total	3,146,728,263	2,709,836,236

The fair value of the following financial assets and liabilities approximate their carrying amount:

•	Trade and other receivables

•	Other current financial assets

•	Cash and cash equivalents (excluding bank overdrafts)

•	Trade and other payables

•	The following assets and liabilities within the held-for-sale disposal group:

•	Cash and cash equivalents

•	Other current assets

•	Trade and other payables

•	Borrowings

•	Other current liabilities

4	Estimates, judgment or criteria applied by management

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31 2013, with the exception of changes in estimates that are required in determining the provision for income taxes.

The calculation model to fair value the Company’s investment properties incorporates the changes proposed by Law No. 20,780 (tax reform), such changes are further explained in note 21 (c).

5	Other financial assets, current and non-current

The composition of this item as of September 30, 2014 and December 31, 2013 includes the following:

	As of
Other financial assets, current	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Shares	40,709	38,198
Mutual Funds Shares(*)	16,665,200	40,759,800
Highly liquid financial instruments	7,161,134	8,785,942

Total other financial assets, current	23,867,043	49,583,940

	As of
Other financial assets, non-current	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Hedging derivatives	245,384,048	77,188,270
Financial investments Long term	218,753	185,553
Account receivable due from Bretas	17,737,905	15,031,535

Total other financial assets, non-current	263,340,706	92,405,358

(*)	Mutual Funds shares are mainly fixed rate investments.

6.	Trade receivables and other receivables

Trade receivables and other receivables as of September 30, 2014 and December 31, 2013 are as follows:

	As of
Trade receivables and other receivables net, current	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Trade receivables net, current	151,575,031	189,382,770
Credit card receivables net, current	237,467,006	573,299,096
Other receivables, net, current	275,681,047	319,894,783
Letters of credit loans	928,080	726,828
Consumer installment credit—(Banco Paris)	—	50,144,076

Total	665,651,164	1,133,447,553

Trade receivables and other receivables, net, non-current	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Trade receivables net, non-current	853,316	874,953
Credit card receivables net, non-current	2,712,449	54,857,341
Other receivables, net, non-current(1)	21,242,327	14,972,281
Letters of credit loans	10,606,924	11,079,842
Consumer installment credit—(Banco Paris)	—	74,055,395

Total	35,415,016	155,839,812

	As of
Trade receivables and other receivables, gross, current	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Trade receivables gross, current	172,404,696	207,511,529
Credit card receivables gross, current	249,839,678	615,717,408
Other receivables gross, current	290,860,376	336,000,114
Letters of credit loans	928,079	951,694
Consumer installment credit—(Banco Paris)	—	64,867,695

Total	714,032,829	1,225,048,440

	As of
Trade receivables and other receivables, gross, non-current	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Trade receivables gross, non-current	853,316	874,953
Credit card receivables gross, non-current	2,712,449	54,857,341
Other receivables gross, non-current	21,242,326	14,972,280
Letters of credit loans, non-current	10,606,925	11,079,844
Consumer installment credit, non-current	—	74,055,394

Total	35,415,016	155,839,812

	As of
Trade receivables and other receivables close to maturity	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Less than three months	475,029,758	787,246,457
Between three and six months	102,723,335	108,689,500
Between six and twelve months	21,474,649	137,131,540
In more than twelve months	35,415,016	155,839,812

Total	634,642,758	1,188,907,309

The maturity of past due trade receivables as of September 30, 2014 and December 31, 2013 is as follows:

	As of
Trade receivables past due but not impaired	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Past due in less than three months	70,454,443	144,856,572
Past due between three and six months	18,631,257	27,167,160
Past due between six and twelve months	5,070,772	5,919,720
Past due in more than twelve months	20,648,617	14,037,491

Total	114,805,089	191,980,943

The movement of the bad debt allowance is as follows:

	As of
Change in bad debt allowance	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Initial balance	91,600,887	93,609,839
Increase in provision	104,752,874	116,169,507
Utilized provision	(64,540,507)	(89,822,273)
Decrease in provision	(27,900,506)	(28,356,186)
Reclass to assets held for sale	(55,531,081)

Total	48,381,667	91,600,887

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account, the Cencosud Group does not request collateral as a guarantee.

7	Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in articles 44 and 49 of Law N° 18,046 that regulates Corporations. It is noteworthy that the related party transactions are in accordance with IAS 24 (Revised) “Related Parties”. The Company has a policy to disclose all transactions performed with related parties during the period,

7.1	Board of Directors and key management of the Company

The Board of Directors as of September 30, 2014 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Richard Bûchi Buc	Director	Civil Engineer
Erasmo Wong Lu	Director	Civil Engineer
David Gallagher Patrickson	Director	Economist
Julio Moura Neto	Director	Engineer
Roberto Oscar Philipps	Director	Public Accountant
Cristian Eyzaguirre Johnston	Director	Economist

Key management of the Company as of September 30, 2014 is composed of the following people:

Senior management	Position	Profession
Daniel Rodríguez	Chief Executive Officer	Forest Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Renato Fernández	Corporate Affairs Manager	Journalist
Jaime Soler	Corporate restail Managing Director	Commercial Engineer
Marcelo Reyes	Corporate Risk Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Juan Manuel Parada	Chief Financial Officer	Business Administrator
Stepan Krause	Projects Managing Director	Commercial Engineer
Rodrigo Larrain	Shopping Centers Managing Director	Industrial Engineer

7.2	Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 25, 2014, set the following amounts for the 2013 period:

•	Fees paid for attending Board sessions: payment of UF 330 each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year,

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 110 for each session they attend.

The details of the amount paid to Directors for the nine months ended September 30, 2014 and 2013 are as follows:

Name	Role	September 30, 2014	September 30, 2013
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	135,976	105,455
Heike Paulmann Koepfer	Director	67,988	52,728
Peter Paulmann Koepfer	Director	67,988	52,728
Cristián Eyzaguirre Johnston	Director	67,988	58,853
Roberto Oscar Philipps	Director	90,651	70,334
Sven von Appen Behmann	Director	—	18,283
Erasmo Wong Lu Vega	Director	67,988	52,728
David Gallagher Patrickson	Director	90,651	70,334
Julio Moura	Director	67,988	52,728
Richard Bûchi Buc	Director	90,651	45,927

Total		747,869	580,098

7.3	Compensation paid to senior management

	For the nine months ended September 30		For the nine months ended September 30
Key management compensation	2014	2014	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Salary and other short term employee benefits	3,896,628	4,671,461	1,298,876	1,583,808
Share based payments	494,287	788,940	201,352	112,045
Total	4,390,915	5,460,401	1,500,228	1,695,853

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

8	Inventory

The composition of this item as of September 30, 2014 and December 31, 2013 is as follows:

	As of
Inventory category	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Raw materials	6,400,197	5,948,240
Goods	1,324,536,075	1,152,071,765
Finished Goods	280,676	793,111
Provisions	(134,815,691)	(113,906,489)

Total	1,196,401,257	1,044,906,627

The composition of inventories by business line as of September 30, 2014 and December 31, 2013 is as follows:

	As of September 30, 2014
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	2,057,089	4,343,108	—	6,400,197
Goods	171,988,266	760,230,641	257,501,477	1,189,720,384
Finished Goods	—	280,676	—	280,676

Total	174,045,355	764,854,425	257,501,477	1,196,401,257

	As of December 31, 2013
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	1,856,890	4,091,350	—	5,948,240
Goods	178,369,821	651,423,279	208,372,176	1,038,165,276
Finished Goods	—	793,111	—	793,111

Total	180,226,711	656,307,740	208,372,176	1,044,906,627

The Company periodically assesses its inventories at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued between the purchase price or production cost, net of allowance for obsolescence and net realizable value.

The carrying amount of inventories carried at September 30, 2014 and December 31, 2013 to its net realizable value less selling costs, provides for:

Current Inventories:

	Inventories at net realizable as of
Net realizable value movements	9/30/2014	12/31/2013
	ThCh$	ThCh$
Beginning Balance	46,104,966	43,659,617
Increase of Inventory to NRV (Net Realizable Value)	9,604,778	8,619,110
Decrease of Inventory to NRV (Net Realizable Value)	(4,113,686)	(6,173,761)

Total	51,596,058	46,104,966

Other information relevant to inventory:

	For the nine months ended September 30		For the three months ended September 30
Additional information inventory	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Cost of inventories recognized as expenses during the year	5,324,505,102	5,027,394,009	1,804,139,425	1,676,606,544

Provision movements:

	Balance as of
Provisions	9/30/2014	12/31/2013
	ThCh$	ThCh$
Beginning Balance	113,906,489	112,639,609
Amount of sales of inventory	32,845,912	12,822,726
Amount of reversals of inventory reductions	(11,936,710)	(11,555,846)

Total	134,815,691	113,906,489

The circumstances or events that led to the reversal of any write-down of inventories as of September 30, 2014 and December 31, 2013 relate mainly to liquidations and auctions to recover more value from the estimated net realizable value for inventories.

The Company has not given inventories as collaterals at the end of the year.

9	Intangibles

9.1	Intangible assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of September 30, 2014 and December 31, 2013 is as follows:

Intangibles assets other than goodwill net	As of
	September 30, 2014	Dec 31, 2013
	ThCh$	ThCh$
Finite life intangible assets, net	133,506,208	101,181,642
Indefinite life intangible assets, net	278,091,745	470,439,865

Intangible assets, net	411,597,953	571,621,507

Patents, Trade Marks and Other Rights, Net	278,091,745	470,439,865
Software (IT)	92,233,828	61,048,198
Other Identifiable Intangible Assets, net	41,272,380	40,133,444

Identifiable Intangible Assets, Net	411,597,953	571,621,507

Intangibles assets other than goodwill gross	As of
	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Finite life intangible assets, Gross	219,835,995	175,222,015
Indefinite life intangible assets, Gross	278,091,745	470,439,865

Intangible Assets, Gross	497,927,740	645,661,880

Patents, Trade Marks and Other Rights, Gross	278,091,745	470,439,865
Software (IT)	160,725,353	118,664,961
Other Identifiable Intangible Assets, Gross	59,110,642	56,557,054

Identifiable Intangible Assets, Gross	497,927,740	645,661,880

	As of
Accumulated amortization and value impairment	September 30, 2014	Dec 31, 2013
	ThCh$	ThCh$
Finite life intangible assets	(86,329,787)	(74,040,373)
Indefinite life intangible assets	—	—

Intangible Assets, Gross	(86,329,787)	(74,040,373)

Software (IT)	(68,491,525)	(57,616,763)
Other Identifiable Intangible Assets	(17,838,262)	(16,423,610)

Accumulated amortization and value impairment	(86,329,787)	(74,040,373)

Other identifiable intangible assets mainly correspond to customer’s data base.

The detail of the useful lives applied to intangible assets as of September 30, 2014 and December 31, 2013 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The movement of intangible assets as of September 30, 2014 and December 31, 2013 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2014	470,439,865	61,048,198	40,133,444	571,621,507
Additions	—	15,285,370	—	15,285,370
Disposals	—	(347,490)	—	(347,490)
Amortization	—	(10,874,762)	(1,414,652)	(12,289,414)
Increase (decrease) in foreign exchange	13,260,577	784,383	3,574,552	17,619,512
Reclass- assets held for sale	(205,608,697)	(1,868,471)	—	(207,477,168)
Other increase (decrease)	—	28,206,600	(1,020,964)	27,185,636

Balance at September 30, 2014	278,091,745	92,233,828	41,272,380	411,597,953

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2013	472,618,978	38,122,191	44,542,777	555,283,946
Additions	—	35,929,237	666,005	36,595,242
Acquisitions through business combination	—	—	—	—
Amortization	—	(11,553,378)	(3,833,906)	(15,387,284)
Increase (decrease) in foreign exchange	(2,179,113)	(1,449,852)	(1,241,432)	(4,870,397)

Balance at December 31, 2013	470,439,865	61,048,198	40,133,444	571,621,507

The detail of the amounts of identifiable intangible assets that are individually significant as of September 30, 2014 and December 31, 2013 is as follows:

Individually significant identifiable Intangible assets	Book Value 2014	Book Value 2013	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	120,754,313	326,363,010	Indefinite	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	33,430,024	30,224,513	Indefinite	Peru	Supermarkets
Metro Brand	72,938,234	65,944,390	Indefinite	Peru	Supermarkets
Bretas Brand	20,444,978	18,671,783	Indefinite	Brazil	Supermarkets
Perini Brand	915,451	836,053	Indefinite	Brazil	Supermarkets
Prezunic Brand	13,935,533	12,726,904	Indefinite	Brazil	Supermarkets

Total	278,091,745	470,439,865

The factors for considering the brands with indefinite useful lives over time are the following:

•	Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market, The use that has been and is being given to these brands shows an intention to keep them and consolidate them further in the long term.

•	Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

•	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

•	Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure. They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry. An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

•	Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other causes.

The charge to income for amortization of intangibles for the years ended September 30, 2014 and 2013 are detailed below:

Item line in statement of income which includes amortization of identifiable Intangible assets	For the nine months ended September 30		For the three months ended September 30
	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Administrative expenses	12,289,414	9,357,419	4,148,527	2,800,012

Total	12,289,414	9,357,419	4,148,527	2,800,012

As of September 30, 2014 and December 31, 2013, there are no relevant intangible assets encumbered. There are also no restrictions on ownership of them.

As of September 30, 2014 and December 31, 2013, there are no commitments to acquire intangible assets.

No significant intangible assets that have been fully depreciated are in use as of September 30, 2014.

9,2	Goodwill

The detail of goodwill as of September 30, 2014 and December 31, 2013 is as follows:

ID (Unique tax number)	Company	Country	December 31, 2013	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	September 30, 2014
			ThCh$	ThCh$	ThCh$	ThCh$
—	Constructora Reineta S.A.	Argentina	170,515		(19,935)	150,580
—	Blaisten S.A.	Argentina	3,646,347		(426,290)	3,220,057
—	E Wong S.A.	Peru	2,785,614		292,840	3,078,454
—	Metro Inmobiliaria S.A.	Peru	1,525,914		160,412	1,686,326
—	Mercantil Pizarro	Peru	2,978,474		313,114	3,291,588
—	Supermercados El Centro	Peru	3,821,330		401,720	4,223,050
—	Inmobiliaria Los Alamos S.A.C.	Peru	219,473		23,072	242,545
—	GSW S.A.	Peru	236,874,080		24,901,531	261,775,611
—	Gbarbosa Holding LLC	Brazil	148,838,078		14,144,822	162,982,900
—	Mercantil Rodríguez Comercial Ltda.	Brazil	7,502,038		712,443	8,214,481
—	Super Família Comercial de Alimentos Ltda.	Brazil	9,733,841		924,389	10,658,230
—	Perini Comercial de Alimentos Ltda.	Brazil	5,643,936		535,985	6,179,921
—	Irmaos Bretas Filhos e Cia. Ltda.	Brazil	232,856,911		22,113,617	254,970,528
—	Prezunic Comercial Ltda.	Brazil	151,134,007		14,352,746	165,486,753
—	Grandes Superficies de Colombia S.A.	Colombia	641,931,248		71,325,695	713,256,943
76.193.360-4	Umbrale S.A.	Chile	1,442,588			1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	Chile	3,598,780			3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	Chile	5,900,758			5,900,758
78.509.620-7	Preaservice Ltda.	Chile	809,682			809,682
79.829.500-4	Comercializadora Foster Ltda.	Chile	4,536,210			4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	Chile	120,650,073			120,650,073
83.336.200-3	Montrone Pla S.A.	Chile	33,253,496			33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	Chile	45,250,207			45,250,207
84.671.700-5	Santa Isabel S.A.	Chile	18,179,034			18,179,034
96.671.750-5	Easy S.A.	Chile	224,445			224,445
96.805.390-6	Proterra S.A.	Chile	1,003,013			1,003,013
78.183.534-3	Retail .S.A.	Chile	11,530,592			11,530,592

Total			1,696,040,684		149,756,161	1,845,796,845

ID (Unique tax number)	Company	Country	December 31, 2012	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	December 31, 2013
			ThCh$	ThCh$	ThCh$	ThCh$
—	Constructora Reineta S.A.	Argentina	206,973		(36,458)	170,515
—	Blaisten S.A.	Argentina	4,336,164		(689,817)	3,646,347
—	E Wong S.A.	Peru	2,795,420		(9,806)	2,785,614
—	Metro Inmobiliaria S.A.	Peru	1,531,285		(5,371)	1,525,914
—	Mercantil Pizarro	Peru	2,988,959		(10,485)	2,978,474
—	Supermercados El Centro	Peru	3,834,782		(13,452)	3,821,330
—	Inmobiliaria Los Alamos S.A.C.	Peru	220,246		(773)	219,473
—	GSW S.A.	Peru	237,707,921		(833,841)	236,874,080
—	Gbarbosa Holding LLC	Brazil	157,044,081		(8,206,003)	148,838,078
—	Mercantil Rodríguez Comercial Ltda.	Brazil	7,915,356		(413,318)	7,502,038
—	Super Família Comercial de Alimentos Ltda.	Brazil	10,270,117		(536,276)	9,733,841
—	Perini Comercial de Alimentos Ltda.	Brazil	5,954,883		(310,947)	5,643,936
—	Irmaos Bretas Filhos e Cia. Ltda.	Brazil	245,685,946		(12,829,035)	232,856,911
—	Prezunic Comercial Ltda.	Brazil	159,460,663		(8,326,656)	151,134,007
—	Grandes Superficies de Colombia S.A.	Colombia	641,931,248			641,931,248
76.193.360-4	Umbrale S.A.	Chile	1,442,588			1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	Chile	3,598,780			3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	Chile	5,900,758			5,900,758
78.509.620-7	Preaservice Ltda.	Chile	809,682			809,682
79.829.500-4	Comercializadora Foster Ltda.	Chile	4,536,210			4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	Chile	120,650,073			120,650,073
83.336.200-3	Montrone Pla S.A.	Chile	33,253,496			33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	Chile	45,250,207			45,250,207
84.671.700-5	Santa Isabel S.A.	Chile	18,179,034			18,179,034
96.671.750-5	Easy S.A.	Chile	224,445			224,445
96.805.390-6	Proterra S.A.	Chile	1,003,013			1,003,013
78.183.534-3	Retail .S.A.	Chile	11,530,592			11,530,592

Total			1,728,262,922		(32,222,238)	1,696,040,684

Impairment test on Cash Generating Units including Goodwill,

Goodwill is allocated to each store or group of stores, as appropriate, in each country and operating segment (cash generating units). The following table details goodwill by operating segment and country as of September 30, 2014 and December 31, 2013:

	As of
Goodwill per operating segment and country	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Real Estate & Shopping—Argentina	150,580	170,515
Supermarkets—Chile	106,991,957	106,991,957
Supermarkets—Brazil	608,492,813	555,708,811
Supermarkets—Peru	274,297,574	248,204,885
Supermarkets— Colombia	713,256,943	641,931,248
Home Improvement—Argentina	3,220,057	3,646,347
Home Improvement—Chile	1,227,458	1,227,458
Department stores—Chile	138,159,463	138.159.463

Total	1,845,796,845	1,696,040,684

The basis of the amount recoverable from the cash generating units is the value in use, which is determined by the net present value of the cash flows that the cash generating units produce, discounted based on a rate of average cost of market capital in line with the business of each country.

Acquisition of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the “Netherlands”, as well as the acquisition of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S (Carrefour)

On November 30, 2012, Cencosud S.A. filed an official notice of an essential event, or “Hecho Esencial”, with the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” (“SVS”), pursuant to article 9 and second paragraph of article 10 of Act number 18,045 of the Republic of Chile, and Section II of the General Rule No, 30 of the SVS, announcing that:

Pursuant to the stock purchase agreement executed between the Company and Carrefour Nederlans B.V., a company organized under the laws of the Kingdom of the Netherlands and an affiliate of Carrefour S.A., a company organized under the laws of France, the Company completed the acquisition of 100% of the capital stock of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the Netherlands, as well as the acquisition of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S, each organized under the laws of Colombia (collectively, the “Acquired Companies”). The Acquired Companies operate supermarkets under the Carrefour brand name in Colombia.

The total purchase price operation was EUR 1,905,005,000 (ThCh$1,171,090,394), All the expenses related to this transaction have been recorded in the income statements of the Company. The expenses amounted to ThCH$3,359,720 (professional fees).

Net sales and profit of the chain in the last twelve months of 2012 totaled about US$ 2.1 billion and US$1.2 million, respectively. In one month to December 31, 2012, the acquired Company contributed revenue and profit of US$244 million and US$9.7 million, respectively.

The Company operates 72 hypermarkets, 16 convenience stores, four local cash & carry format, as well as gas stations. It also acquired the premises are located in nine of the ten largest cities in Colombia, becoming the second supermarket operator. In relation to the attributable synergies to this acquisition, Cencosud is a strong retail operator in the South America Pacific shore and the entry into the Colombian market creates synergy opportunities not only for its Colombian operations but also for its Chilean and Peruvian operations by increasing the scale of its purchases from Asia and by providing a better cost of goods to Colombia and to its operations in Chile and Peru. Furthermore, given that Cencosud is a multi-format retail operator, it believes is well suited to create value out of the real estate portfolio acquired by developing new formats into the existing properties Cencosud can further develop the sites by opening home improvement stores next to existing supermarkets, or start department store or shopping center operations in the future, further developing its business footprint in Colombia and generating operational efficiencies in that market. Finally, the Group’s core business is supermarket operations, which is also the case for the Company’s Colombian Operations. Supermarkets are worth more than the value of their assets, Procedures, logistics, trained people, points of sales, etc., are all part of the added value of a supermarket operation. The goodwill recognized is basically attributable to the aforementioned facts and synergies expected to be achieved from integrating the acquired business into the Group’s existing structure.

The Company concluded the process of determining the fair value measurement of assets and liabilities of the Sociedad Grandes Superficies de Colombia S.A. y Atacadao de Colombia S.A.S in 2013, All adjustments determined as part of the process have been accounted for as adjusting entries to the amounts recognized as of December 31, 2012.

The balance of the company at the date of purchase provided the following:

Assets	Measurement Period Adjustments	Final allocation of consideration transferred restated	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	—	7,137,486	7,137,486
Other financial assets, current	463,921	3,124,415	2,660,494
Trade debtors and other accounts receivables	(2,963,220)	34,085,549	37,048,769
Intercompany receivables, current		74,099	74,099
Inventories	(15,919,318)	94,035,892	109,955,210
Current tax assets	—	8,016,441	8,016,441

Total current assets	(18,418,617)	146,473,882	164,892,499

Non-current assets
Trade debtors and other accounts receivable, non-current	—	7,280	7,280
Intangible assets other than goodwill	10,373,018	17,669,695	7,296,677
Goodwill	(26,618,046)	—	26,618,046
Property, plant and equipment	224,997,165	715,416,527	490,419,362
Investment property	—	23,495,425	23,495,425
Deferred income tax assets	17,911,453	50,165,320	32,253,867

Total non-current assets	226,663,590	806,754,247	580,090,657

Total assets	208,244,973	953,228,129	744,983,156

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	—	80,314,269	80,314,269
Trade creditors and other Accounts payables	1,509,214	182,131,348	180,622,134
Intercompany Accounts payable, current	—	5,220,634	5,220,634
Other short-term provisions	10,162,303	12,965,888	2,803,585
Employee benefit provisions, current	—	2,788,075	2,788,075
Other non-financial liabilities, current	—	867,040	867,040

Total current liabilities	11,671,517	284,287,254	272,615,737

Non-current Liabilities
Other financial liabilities, non-current	2,805,517	11,855,081	9,049,564
Non-current liabilities	—	14,538,258	14,538,258
Other Non-current provisions	9,374,893	9,374,893	—
Deferred income tax liabilities	71,980,675	79,525,006	7,544,331
Other long term provisions	—	713,260	713,260

Total non-current liabilities	84,161,085	116,006,498	31,845,413

Total liabilities	95,832,602	400,293,752	304,461,150

Net Equity and liabilities	Final allocation of consideration transferred restated	Preliminary allocation of consideration transferred
		ThCh$
Paid in Capital		323,596,000
Retained Earnings		78,632,494
Other Reserves		38,293,512
Equity attributable to equity instrument holders:
Not controlling interest		440,522,006

Equity and liabilities		744,983,156

Net Assets	552,934,377
Consideration Paid	1,171,090,394
Goodwill	618,156,017
Accumulated exchange difference	23,775,231
Goodwill as of December 31, 2013	641,931,248

As for the allocation of Goodwill, this was determined by taking into account the expected benefits from the related synergies arising from business model of the Company in Colombia, the allocation is as follows:

a)	Supermarket – carries 84% of total goodwill
b)	Financial services – carries 10% of total goodwill
c)	Shopping centers – carries 6% of total goodwill

The goodwill recognized is expected to be deductible for tax purposes.

Fair value measurements

The valuation techniques used in determining the fair value of the significant assets and assumed liabilities were as follows:

Property Plan and Equipment: The Company used the “Replacement Cost new method” to determine the fair value of PPE. This method consists of identifying the replacement cost of new property with similar capacity, adjusted for depreciable factors such as functional or technological obsolescence, remaining useful life, and physical condition. For lands and buildings, the Company used the “Sales Comparison method.” This method identifies prices of recent transactions between market participants (purchasers/sellers) for comparable properties.

Intangible assets: The Company identified and assessed for recognition the following intangibles assets:

- Customer relationship: The Company used the multi-period excess earnings method to estimate the fair value based on a residual cash flow notion.

- Customer lists (databases): The Company used a market approach to determine the fair value of this asset.

The hierarchy for the fair value of the assets measured from the business combination, specifically intangible assets, has been assessed as level III.

The trade receivables comprise of gross contractual amounts of ThCh$34,399,870, of which ThCh$3,878,630 was expected to be uncollectible as of the date of acquisition.

10	Property, plant and equipment

10.1	The composition of this item as of September 30, 2014 and December 31, 2013 is as follows:

	As of
	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Construction in progress	122,360,367	196,653,736
Land	806,474,000	755,456,534
Buildings	1,229,559,274	1,159,045,283
Plant and equipment	286,247,352	270,153,069
Information technology equipment	37,375,840	35,962,383
Fixed installations and accessories	382,159,677	389,903,950
Motor vehicles	3,534,003	1,192,222
Leasehold improvements	254,639,741	230,830,919
Other property plant and equipment	35,517,165	62,685,772

Totals	3,157,867,419	3,101,883,868

	As of
Property, plant and equipment categories, gross	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Construction in progress	122,360,367	196,653,736
Land	806,474,000	755,456,534
Buildings	1,397,710,952	1,350,194,798
Plant and equipment	585,729,227	564,330,049
Information technology equipment	136,284,730	134,041,857
Fixed installations and accessories	716,630,994	679,969,395
Motor vehicles	8,560,287	5,493,456
Leasehold improvements	309,769,734	276,531,887
Other property plant and equipment	40,595,861	73,410,377

Totals	4,124,116,152	4,036,082,089

Accumulated depreciation and impairment of property, plant and equipment	As of
	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Buildings	(168,151,678)	(191,149,515)
Plant and equipment	(299,481,875)	(294,176,980)
Information technology equipment	(98,908,890)	(98,079,474)
Fixed installations and accessories	(334,471,317)	(290,065,445)
Motor vehicles	(5,026,284)	(4,301,234)
Leasehold improvements	(55,129,993)	(45,700,968)
Other property plant and equipment	(5,078,696)	(10,724,605)

Totals	(966,248,733)	(934,198,221)

10.2	The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life	Maximum life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements (*)	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

(*)	Leasehold improvement will be depreciated using the shorter useful life between of the length of the lease contract and the useful life per the table above.

10.3	Reconciliation of changes in property, plant and equipment

The following chart shows a detailed roll-forward of changes in property, plant and equipment, by class between January 1, 2014 and September 30, 2014:

Movement year 2014	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2014	196,653,736	755,456,534	1,159,045,283	270,153,069	35,962,383	389,903,950	1,192,222	230,830,919	62,685,772	3,101,883,868
Charge
Additions	64,245,593	11,966,102	12,037,224	18,995,086	6,427,229	6,880,047	39,531	9,950,903	5,734,502	136,276,217
Disposals	—	—	—	—	—	—	(3,061)	—	—	(3,061)
Transfer to (from) non—current assets and disposal groups held for sale	(81,895)	—	—	(792,648)	(283,612)	(485,404)	—	—	—	(1,643,559)
Transfers to (from) investment properties	(1,756,253)	—	(163,590)	145,240	—	424,342	—	—	(11,834)	(1,362,095)
Transfers to (from) Intangible assets	(27,759,905)	—	—	—	574,269	—	—	—	—	(27,185,636)
Removal	(19,455)	—	(5,249,475)	(2,090,073)	(258,765)	(162,934)	(1,133)	—	(10,329,596)	(18,111,431)
Depreciation expenses			(24,495,220)	(39,634,792)	(9,111,592)	(47,273,958)	(219,394)	(14,792,313)	(603,664)	(136,130,933)
Increase (decrease) in foreign exchange	(12,156,736)	26,048,241	57,075,868	24,832,097	(1,060,489)	5,582,797	67,908	18,009,636	(14,255,273)	104,144,049
Transfer from construction in progress	(96,764,718)	13,003,123	31,309,184	14,639,373	5,126,417	27,290,837	2,457,930	10,640,596	(7,702,742)	—

Total changes	(74,293,369)	51,017,466	70,513,991	16,094,283	1,413,457	(7,744,273)	2,341,781	23,808,822	(27,168,607)	55,983,551

Final balance as of September 30, 2014	122,360,367	806,474,000	1,229,559,274	286,247,352	37,375,840	382,159,677	3,534,003	254,639,741	35,517,165	3,157,867,419

The following chart shows a detailed roll-forward of changes in property, plant and equipment, by class between January 1, 2013 and December 31, 2013:

Movement year 2013	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2013	277,245,095	786,367,971	1,121,151,675	275,363,368	32,063,673	393,271,556	1,854,965	195,341,364	51,868,443	3,134,528,110
Charge
Additions	87,527,955	15,341,731	29,421,393	23,910,995	8,908,011	30,801,595	26,999	41,061,452	7,585,256	244,585,387
Disposals	—	—	—	—	—	(1,827)	(201,455)	—	—	(203,282)
Transfer to (from) non—current assets and disposal groups held for sale	—	—	—	—	—	—	—	—	—	—
Transfers to (from) investment properties	(11,695,675)	37,592	(575,206)	—	—	655,702	—	—	(18,593)	(11,596,180)
Disposals through business divestiture	—	—	—	—	—	—	—	—	—	—
Removal	(6,532)	(33,944)	(614,499)	(864,775)	(108,519)	(642,688)	(242)	(346,263)	(720)	(2,618,182)
Depreciation expenses			(29,006,983)	(50,637,568)	(11,832,075)	(61,364,962)	(686,065)	(14,201,074)	(5,921,663)	(173,650,390))
Increase (decrease) in foreign exchange	(7,764,143)	(26,713,784)	(21,491,905)	(11,910,988)	566,083	(13,360,842)	(43,916)	(11,246,577)	2,804,477	(89,161,595)
Transfer from construction in progress	(148,652,964)	(19,543,032)	60,160,808	34,292,037	6,365,210	40,545,416	241,936	20,222,017	6,368,572	—

Total changes	(80,591,359)	(30,911,437)	37,893,608	(5,210,299)	3,898,710	(3,367,606)	(662,743)	35,489,555	10,817,329	(32,644,242)

Final balance as of December 31, 2013	196,653,736	755,456,534	1,159,045,283	270,153,069	35,962,383	389,903,950	1,192,222	230,830,919	62,685,772	3,101,883,868

10.4 The Company has traditionally maintained the policy to carry out all the necessary work in response to the opportunities and changes experienced in domestic and regional markets where the Company operates, to capture the best opportunities and results for each of its business units.

The main property, plants and equipment were revalued in its initial measurement at December 31, 2008. The valuations were performed based on the market value or depreciated technical appraisal value accordingly. The remaining fixed assets were valued using the cost method.

The cost includes disbursements directly attributable to the acquisition or construction of an asset, as well as interests from related financing in the case of qualifying assets.

From January 1st, 2009, all property, plants and equipment are valued at acquisition cost.

10.5	Costs arising from interest expense:

The company incorporates costs for general and specific interest directly attributable to the acquisition, construction or production of an asset which necessarily takes time to get ready for intended use.

	For the nine months ended September 30		For the three months ended September 30
Detail	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Balance of costs of capitalized interest in Property, Plant and Equipment	150,963	226,767	3,578	111,066
Capitalization rate of capitalized interests in Property, Plant and Equipment	5.77%	4.5%	5.77%	4.5%

10.6	Assets granted

As of September 30, 2014 and December 31, 2013 properties, plant and equipment have been granted as security for the total amount of ThCh$ 3,386,327 and ThCh$ 3,186,327, respectively.

10.7	Commitments to acquire assets

As of September 30, 2014 and December 31, 2013, there are commitments to acquire property, plant and equipment of ThCh$ 108,916,176 and ThCh$ 67,592,660, respectively.

10.8	Assets out of service

As of September 30, 2014 and December 31, 2013 there are no essential elements or assets that are temporarily out of service. The property, plant and equipment mainly relate to stores and operating fixed assets to enable the performance of the retail business every day of the year, except when there are restrictions for public holidays established in each country.

10.9	Assets fully depreciated

In view of the nature of the retail business, the Company has no significant assets that are fully depreciated and that are in use as of September 30, 2014 and December 31, 2013. These assets relate mainly to minor equipment such as scales, furniture, computers, cameras, lighting and others. The retail business assets are depreciated based on the term of the lease agreement.

10.10	Impairment losses

Assets subject to amortization are tested for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recovered. It recognizes an impairment loss when the carrying amount is greater than its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable cash flows exist separately. The Company has not recognized losses or reversals of impairment affecting profit and loss as of September 30, 2014 and December 31, 2013.

10.11	Property Plant and Equipment components:

The main items that compose each asset class are:

Plant and equipment: presented in this asset class are primarily properties used in the operation of retail business such as mixers, sausages portioning machines, system ready meals, frozen island, cold containers, and refrigerated display cases, forming bread ovens, blender, among others.

Equipment for information technology: correspond to items such as computers, printers, notebook, labeling, scanner, clock control, price inquiries and servers, among others.

Fixtures and fittings: presented in this asset class are expenditures to enable operations of stores, such, ceilings, floors, wall finishes, lighting the sky, smoke detectors, sprinklers, air ducts and heating, communications networks , escalators, elevators, hoists, electrical substation and central air conditioning among others.

Leasehold improvements: presented in this asset class are disbursements associated with enabling or leased store improvements such as remodeling of facades, finishes, floors, ceilings and walls among others. Other property, plant and equipment: mainly corresponds to fixed assets in transit and assets acquired under finance lease.

11	Investment properties

11.1	The roll-forward of investment properties at September 30, 2014 and December 31, 2013 is the following:

	As of
Roll-forward of investment properties, net, fair value method	September 30, 2014	December 31, 2013
	ThCh$	ThCh$
Investment properties, net, initial value	1,568,432,058	1,471,343,789
Increase for Revaluation Recognized in Result	26,367,626	95,110,013
Additions, Investment Properties, Fair Value Method	21,533,020	37,900,602
Acquisition from a business combination	—	—
Transfer to (from) owner-occupied property, investment property, cost model	1,362,095	11,596,180
Retirement, investment properties, Fair Value Method	—	(4,749)
Increase (decrease) in foreign exchange rate, Investment Properties, Fair Value Method	(5,433,455)	(47,513,777)

Changes in Investment Properties, Fair Value Method, Total	43,829,286	97,088,269

Investment Properties, Fair Value Method, Final Balance	1,612,261,344	1,568,432,058

11.2	Income and expense from investment properties

	For the nine months ended September 30		For the three months ended September 30
Roll-forward of investment properties, net fair value method	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Revenue from Investment Property Leases	151,497,437	147,427,736	51,633,675	50,619,622
Direct Expense of Operation of Investment Properties which generate lease revenue	41,294,015	41,183,858	17,003,165	12,742,552
Direct Expense of Operation of Investment Properties which do not generate lease revenue	—	—	—	—

11.3	As of September 30, 2014 and December 31, 2013, investment properties are not encumbered.

11.4	As of September 30, 2014 there are commitments to acquire investment properties by ThCh$ 18,504,970 (ThCh$ 35,247,915 as of December 31, 2013)

11.5	There are no restrictions on ownership of assets.

11.6	Other projects

The Costanera Center project corresponds to assets that have been classified as investment property. As of September 30, 2014 and December 31, 2013, this project has been valued using the fair value model. The methodology used in the valuation of these assets and significant assumptions used are described in note 4.5 of the annual financial statements as of December 31, 2013.

12	Other financial liabilities, current and non-current

The composition of this item as of September 30, 2014 and December 31, 2013 is the following:

12.1	Types of interest bearing (accruing) loans

	Balance as of 9/30/2014		Balance as of 12/31/2013
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	371,428,578	807,603,623	441,070,635	420,811,688
Bond debt (2)	38,213,552	1,856,568,268	74,815,992	1,676,045,068
Other loans—leases	3,184,520	27,472,241	4,808,673	27,779,079
Other financial liabilities (hedge activities)	303,072	—	314,911	44,025
Time deposits (3)	—	—	147,454,456	48,923,826
Term savings accounts	—	—	1,049,251	—
Letters of credit	—	—	—	9,511,591
Deposits and other demand deposits	—	—	3,414,407	—
Debt purchase Bretas	53,373,917	—	46,273,935	—
Debt purchase Prezunic	12,194,555	4,964,420	2,400,861	32,938,814
Debt M, Rodriguez	—	2,332,397	—	1,980,934
Debt purchase Johnson	5,238,385	—	5,052,315	—
Other Financial liabilities—other	7,704,691	—	12,450,378	—

Totals Loans	491,641,270	2,698,940,949	739,105,814	2,218,035,025

(1)	Bank loans correspond to loans taken out with banks and financial institutions.
(2)	Bond debt corresponds to bonds placed in public securities markets or issued to the public in general.
(3)	Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which are 2,120 persons, 35 institutions, and 9 companies. The average maturity of these deposits is 233 days and an average interest rate of 0.54% as of December 31, 2013.

12.2	Restrictions

Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require maintenance of:

- A ratio of consolidated net financial debt to consolidated net worth not exceeding 1.2 to 1;

- A ratio of consolidated net financial debt to EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters prior to each report date of less than 4.25 to 1;

- A ratio of EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters to consolidated financial expense prior to each report date of at least 3.0 to 1;

- Unencumbered assets in an amount equal to at least 120% of total outstanding liabilities;

- Minimum consolidated assets of at least UF50.5 million; and

- Minimum consolidated net worth of at least UF28.0 million.

As of September 30, 2014 and December 31, 2013, the Company was in compliance with the aforementioned financial debt covenants.

13	Provisions and other liabilities

13.1	Provisions

The composition of this item as of September 30, 2014 and December 31, 2013 is as follows:

	As of
	Current		Non-current
Accruals and provision	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision(1)	35,136,205	41,702,612	86,956,800	67,478,190
Onerous contracts provision (2)	4,569,434	4,703,671	17,976,205	20,744,396

Total	39,705,639	46,406,283	104,933,005	88,222,586

(1)	Provision for Legal Claim

The following table shows the civil, labor and tax proceedings faced by the Company and its subsidiaries (by country). The proceedings comprising each category are those presenting a probable occurrence likelihood and the amount of loss can be quantified or estimated.

	Provision Legal Claims			Exposure
	Civil	Labor	Tax	Total	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total as of September 30,2014	32,929,563	27,495,153	61,668,289	122,093,005	35,136,205	86,956,800
Total as of December 31,2013	32,828,662	22,863,865	53,488,275	109,180,802	41,702,612	67,478,190

Provision By Country	September 30, 2014 ThCh$	December 31, 2013 ThCh$
Chile	7,938,314	8,803,142
Argentina	27,167,188	30,310,517
Brazil	77,481,727	61,400,391
Peru	231,337	1,218,767
Colombia	9,274,439	7,447,985
Total Provision	122,093,005	109,180,802

The nature of these obligations is as follows:

Civil provision: This primarily corresponds to civil and commercial trials that mainly deal with claims from customers, defects in products, accidents of customers in the stores and law suits related with customer service.

Labor provision: This primarily corresponds to staff severance indemnities and salary disputes from former employees.

Tax provision: This primarily corresponds to tax claims in the countries in which the Company operates.

(2) Provisions for onerous contracts

The provisions recorded under this concept correspond mainly to the excess over the fair value payable related to onerous lease contracts recorded in business combinations of the period.

13.2	Movement of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2014	109,180,802	25,448,067	134,628,869
Movements in Provisions:
Additional provisions	10,335,905	—	10,335,905
Increase (decrease) in existing provisions	11,459,527	(3,524,309)	7,935,218
Provision used during the year	(12,061,682)	—	(12,061,682)
Increase (decrease) in foreign exchange rate	3,178,453	621,881	3,800,334

Changes in provisions, total	12,912,203	(2,902,428)	10,009,775

Total provision, closing balance as of September 30, 2014	122,093,005	22,545,639	144,638,644

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2013	134,475,084	38,132,983	172,608,067
Movements in Provisions:
Additional provisions	21,877,548	—	21,877,548
Increase (decrease) in existing provisions	(24,671,255)	(12,684,916)	(37,356,171)
Provision used during the year	(11,624,382)	—	(11,624,382)
Reversal of unused provision	(1,615,445)	—	(1,615,445)
Increase (decrease) in foreign exchange rate	(9,260,747)	—	(9,260,747)

Changes in provisions, total	(25,294,281)	(12,684,916)	(37,979,197)

Total provision, closing balance as of December 31, 2013	109,180,803	25,448,067	134,628,870

14	Net equity

14.1	Paid-in capital

As of September 30, 2014, the authorized, subscribed and paid-in capital amounts to ThCh$ 2,321,380,936 (ThCh$ 2,321,380,936 as of December 31, 2013).

14.2	Subscribed and paid shares

As of June 22, 2012, the Company proceeded to increase the authorized Capital through the issuance of 270,000,000 of shares, without a par value and in a unique series, as agreed at the shareholders meeting held on April 29th, 2011 which complemented and modified preliminary agreements made at extraordinary shareholders meetings on March 1st and May 15th of 2012. 27,000,000 shares out of the capital increase were set aside to offer them in a stock option plan for the Company’s upper management.

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was ThCh$ 3,555,56. The final issue share price was ThCh$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs) and 183,507,000 shares were issued in the local market in Chile.

At the extraordinary shareholders meeting held on November 20, 2012, the shareholders agreed to increase capital by ThCh$835,000,000 through the issuance of 332,987,717 of shares in one series and without a par value. 10% out of the total issuance was set aside to offer them in a stock option plan for employees, the remaining of the shares was offered to the Company’s shareholders.

The following tables show the movement of the authorized and the issued and fully paid shares described above between January 1, 2013 and September 30, 2014:

Movement of authorized shares	No of shares
Authorized shares as of January 1, 2013	2,574,015,016

Capital increase as of February 28, 2013	5,661,074
Capital increase as of March 13, 2013	290,741,796
Capital increase as of March 25, 2013	3,286,076
Increase pursuant to stock option plan	33,298,771
Decrease due to unsubscribed Capital in 2013	(17,979,999)

Authorized shares as of December 31, 2013	2,889,022,734

Authorized shares as of September 30, 2014	2,889,022,734

Movement in issued and fully paid shares
Paid shares as of January 1, 2013	2,507,103,215

Capital increase as of February 28, 2013	5,661,074
Capital increase as of March 13, 2013	290,741,796
Capital increase as of March 25, 2013	3,286,076
Exercise of stock option	21,931,802

Paid shares as of December 31, 2013	2,828,723,963

Paid shares as of September 30, 2014	2,828,723,963

As of September 30, 2014 and December 31, 2013, 60,298,771 issued shares were pending of subscription and payment, of which 27,000,000 and 33,298,771 will expire on April 29th and November 20th of 2017, respectively.

14.3	Dividends

The dividend distribution policy adopted by Cencosud S.A. establishes the payment of dividends of 30% of the distributable net profits.

In relation to SVS Ruling No. 1945, on October 29, 2010, the Company’s Board of Directors agreed that the net distributable profits for the year 2010 and following years will be the figure reflected in the financial statements as “profit for the year attributable controlling shareholders”, excluding the unrealized result for fair value appraisal of investment properties, net of deferred taxes. The figures used to determine the net distributable profits correspond to the ones presented on the financial statements filed with SVS in Chile.

In a extraordinary session held by the Company’s Board of Directors on March 28, 2013, it was proposed to the upcoming shareholders` meeting held on April 25, 2014, that a dividend of Ch$20.59906 per share is distributed on the account of results obtained in 2013.

The shareholders’ meeting held on April 26, 2013 approved to pay a minimum dividend amounting to ThCh$ 58,269,234 (Ch$20.59906). This dividend was paid in May 15, 2013.

On September 15th, 2013, the Board of Directors agreed on distributing a interim dividend of Ch$8 per share in relation to the profits of 2013. This dividend was paid on December 10th, 2013.

In an ordinary session held by the Board of Directors of Cencosud S.A., on March 28, 2014, it was agreed to propose in the upcoming Shareholders Meeting on April 25, 2014, a dividend of $20.59906 per share on account of profits to be available to the Shareholders on May 15, 2014. The Board communicated that the aforementioned proposal also considered a payment of an interim dividend of $8 per share made on December 10, 2013.

As of September 30, 2014, the Group has recorded a minimum dividend payment of ThCh$21,139,245 (ThCh$24,042,737 as of 12-31-2013) with its respective effect on equity based on the results of the quarter ended September 30, 2014, and the total effect on equity for the nine months ended September 30, 2014 amounts to ThCh$32,735,773 (ThCh$53,192,713 as of December 31, 2013).

14.4	Changes in ownership interest

No changes relating to ownership interest have occurred between December 31, 2013, and September 30, 2014.

In 2013, the increase (decrease) due to changes in ownership interest without a loss of control presented in the statement of changes in equity reflects the effect of the exchange of shares between Cencosud S.A. and the minority shareholders in connection with the merger of two companies of the Group, which resulted in an increase in the Company’s ownership percentage in subsidiary Cencosud Retail.

15	Breakdown of significant results

The items by function from the Statements of Income are described as follows in 15.1, 15.2 and 15.3.

Expenses by nature of integral income by function	For the nine months ended September 30		For the three months ended September 30
	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Cost of sales	5,632,557,412	5,309,115,093	1,920,785,174	1,773,176,381
Distribution cost	18,707,492	17,279,076	6,575,812	5,769,785
Administrative expenses	1,669,474,839	1,610,403,783	581,470,621	545,493,951
Other expenses by function (*)	125,809,935	117,742,619	42,958,539	42,355,921

Total	7,446,549,678	7,054,540,571	2,551,790,146	2,366,796,038

(*)	Mainly includes marketing expenses

15.1	Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

	For the nine months ended September 30							For the three months ended September 30
	Consolidated	Discontinued operations	Continuing Operations	Consolidated	Discontinued operations	Continuing operations	Total	Discontinued operations	Continuing operations	Total	Discontinued operations	Continue operations
Expenses by nature	2014	2014	2014	2013	2013	2013	2014	2014	2014	2013	2013	2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cost of goods sold	5,324,505,102	—	5,324,505,102	5,027,394,009		5,027,394,009	1,804,139,425	—	1,804,139,425	1,676,606,544	—	1,676,606,544
Other cost of sales	350,074,487	(42.022.177)	308,052,310	327.493.746	(45.772.662)	281,721,084	128.640.071	(11.994.322)	116,645,749	106.979.814	(10.409.977)	96,569,837
Personnel expenses	1,082,594,151	(28,521,227)	1,054,072,924	1,008,946,164	(27,568,118)	981,378,046	387,604,611	(9,382,912)	378,221,699	348,661,563	(9,628,193)	339,033,370
Depreciation and amortization	150,111,914	(1,691,568)	148,420,346	145,856,694	(1,833,870)	144,022,824	51,504,450	(576,361)	50,928,089	48,466,423	(618,378)	47,848,045
Distribution cost	18,707,492	—	18,707,492	17,279,076		17,279,076	6,575,812	—	6,575,812	5,769,785	—	5,769,785
Other expenses by function	135,768,235	(9,958,300)	125,809,935	125.266.384	(7.523.765)	117,742,619	46,169,724	(3,211,185)	42,958,539	45,066,928	(2,711,007)	42,355,921
Cleaning	54,664,662	(64,051)	54,600,611	50,758,391	(57,152)	50,701,239	19,950,020	(22,609)	19,927,411	17,808,370	(17,744)	17,790,626
Safety and security	43,917,340	(51,111)	43,866,229	46,185,293	(50,056)	46,135,237	16,273,648	(17,084)	16,256,564	16,328,148	(16,366)	16,311,782
Maintenance	62,944,412	(663,200)	62,281,212	58,457,557	(1,069,556)	57,388,001	22,096,961	(254,944)	21,842,017	18,080,778	(285,283)	17,795,495
Professional fees	55,496,078	(1,927,305)	53,568,773	60,203,728	(2,922,167)	57,281,561	19,205,597	(405,209)	18,800,388	21,770,975	(1,032,353)	20,738,622
Bags for Customers	18,042,203	—	18,042,203	23,817,592	—	23,817,592	6,204,639	—	6,204,639	7,445,079	—	7,445,079
Credit card commission	63,824,447	—	63,824,447	58,318,124	—	58,318,124	22,455,834	—	22,455,834	20,014,266	—	20,014,266
lease	137,739,173	(1,550,254)	136,188,919	124,190,318	(1,079,111)	123,111,207	47,612,658	(537,445)	47,075,213	41,463,202	(346,604)	41,116,598
Other	41,704,410	(7,095,235)	34,609,175	76.885.428	(8,635,476)	68,249,952	2,217,250	(2,458,483)	(241,233)	19,751,841	(2,351,773)	17,400,068

Total	7,540,094,106	(93,544,428)	7,446,549,678	7,151,052,504	(96,511,933)	7,054,540,571	2,580,650,700	(28,860,554)	2,551,790,146	2,394,213,716	(27,417,678)	2,366,796,038

15.2	Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

	For the nine months ended September 30						For the three months ended September 30
	Consolidated	Discontinued operations	Continuing operations	Consolidated	Discontinued operations	Continued opeartions	Total	Discontinued opeartions	Continuing operations	Total	Discontinued operations	Continuing operations
Personnel expenses	2014	2014	2014	2013	2013	2013	2014	2014	2014	2013	2013	2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	860,933,487	(24,475,163)	836,458,324	794,002,470	(19,033,459)	774,969,011	307,624,827	(8,007,300)	299,617,527	276,967,837	(6,054,938)	270,912,899
Short-term employee benefits	199,039,034	(3,037,087)	196,001,947	191,253,564	(6,954,580)	184,298,984	72,996,803	(1,079,925)	71,916,878	63,686,383	(2,792,457)	60,893,926
Termination benefits	22,621,630	(1,008,977)	21,612,653	23,690,130	(1,580,079)	22,110,051	6,982,981	(295,687)	6,687,294	8,007,343	(780,798)	7,226,545

Total	1,082,594,151	(28,521,227)	1,054,072,924	1,008,946,164	(27,568,118)	981,378,046	387,604,611	(9,382,912)	378,221,699	348,661,563	(9,628,193)	339,033,370

15.3	Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

	For the nine months ended September 30						For the three months ended September 30
	Consolidated	Discontinued operations	Continuing operations	Consolidated	Discontinued operations	Continuing operations	Consolidated	Discontinued operations	Continuing operations	Consolidated	Discontinued operations	Continuing operations
Depreciation and amortization	2014	2014	2014	2013	2013	2013	2014	2014	2014	2013	2013	2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	137,822,501	(1,691,568)	136,130,933	135,554,658	(889,253)	134,665,405	48,054,046	(1,274,483)	46,779,562	45,338,509	(290,476)	45,048,033
Amortization	12,289,414	—	12,289,414	10,302,036	(944,617)	9,357,419	3,450,405	698,122	4,148,527	3,127,914	(327,902)	2,800,012

Total	150,111,915	(1,691,568)	148,420,347	145,856,694	(1,833,870)	144,022,824	51,504,451	(576,361)	50,928,089	48,466,423	(618,378)	47,848,045

15.4	Other gains (losses)

	For the nine months ended September 30						For the three months ended September 30
	Consolidated	Discontinued operations	Continuing operations	Consolidated	Discontinued operations	Continuing operations	Consolidated	Discontinued operations	Continuing operations	Consolidated	Discontinued operations	Continuing operations
Other gains (loss)	2014	2014	2014	2013	2013	2013	2014	2014	2014	2013	2013	2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Fair value derivatives	29,056,682	(19,607)	29,037,075	12,193,188	(9,081)	12,184,107	19,565,288	(872)	19,564,416	5,713,270	(26,965)	5,686,305
Insurance claims	1,411,112		1,411,112	2,203,829		2,203,829	—		—	—		—
Sales of Property, plant and equipment	(1,503,651)		(1,503,651)	(28,859)		(28,859)	(22,884)		(22,884)	324,632		324,632
Other Net Gains and Losses	(4,774,381)		(4,774,381)	(4,072,221)		(4,072,221)	(5,070,944)		(5,070,944)	(1,797,650)		(1,797,650)

Total	24,189,762	(19,607)	24,170,155	10,295,937	(9,081)	10,286,856	14,471,460	(872)	14,470,588	4,240,252	(26,965)	4,213,287

15.5	Other operating income

	For the nine months ended September 30						For the three months ended September 30
	Consolidated	Discontinued operations	Continuing operations	Consolidated	Discontinued operations	Continuing operations	Total	Discontinued operations	Continuing operations	Total	Discontinued operations	Continuing operations
Other operating income	2014	2014	2014	2013	2013	2013	2014	2014	2014	2013	2013	2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sell Carton & Wraps	3,201,860		3,201,860	2,308,230		2,308,230	602,497		602,497	786,686		786,686
Recovery of fees	1,754,852		1,754,852	846,551		846,551	715,935		715,935	215,340		215,340
Increase on revaluation of investment properties	26,367,626		26,367,626	35,335,334		35,335,334	24,728,613		24,728,613	17,831,795		17,831,795
Other Income	5,273,337	(198,189)	5,075,148	5,726,550	(14,755)	5,711,795	1,644,260	(96,082)	1,548,178	1,499,821	(21,469)	1,478,352

Total	36,597,675	(198,189)	36,399,486	44,216,665	(14,755)	44,201,910	27,691,305	(96,082)	27,595,223	20,333,642	(21,469)	20,312,173

15.6	Financial results

The following is the financial income detailed for the periods ended:

	For the nine months ended September 30						For the three months ended September 30
	Consolidated	Discontinued operations	Continuing operations	Consolidated	Discontinued operations	Continuing operations	Total	Discontinued operations	Continuing operations	Total	Discontinued operations	Continuing operations
Financial results	2014	2014	2014	2013	2013	2013	2014	2014	2014	2013	2013	2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial income from cash flow hedging	—			25,010		25,010	—	—	—	—	—	—
Other finance income	5,028,442	259,620	5,288,062	4,165,882	99,409	4,265,291	1,135,069	259,620	1,394,689	379,836	99,409	479,245

Financial income	5,028,442	259,620	5,288,062	4,190,892	99,409	4,290,301	1,135,069	259,620	1,394,689	379,836	99,409	479,245

Bank loan expenses	(55,834,634)	(18,442,593)	(74,277,227)	(56,890,869)	(17,866,843)	(74,757,712)	(19,572,850)	(4,937,985)	(24,510,835)	(16,971,826)	(7,071,328)	(24,043,154)
Bond debt expenses	(57,448,131)	(11,069,911)	(68,518,042)	(61,014,948)	(6,418,454)	(67,433,402)	(18,042,098)	(5,738,308)	(23,780,406)	(21,670,785)	(1,541,078)	(23,211,863)
Interest on time deposits	(9,885,062)		(9,885,062)	(10,035,809)		(10,035,809)	(3,062,868)	—	(3,062,868)	(3,504,845)	—	(3,504,845)
Valuation of financial derivatives expenses	(6,168,373)		(6,168,373)	(13,898,793)		(13,898,793)	(1,820,461)	—	(1,820,461)	(3,697,827)	—	(3,697,827)

Financial Expenses	(129,336,200)	(29,512,504)	(158,848,704)	(141,840,419)	(24,285,297)	(166,125,716)	(42,498,277)	(10,676,293)	(53,174,570)	(45,845,283)	(8,612,406)	(54,457,689)

Results from UF indexed bonds in Chile	(21,333,256)	(3,652,430)	(24,985,686)	(3,833,030)	(1,791,555)	(5,624,585)	(3,520,304)	(627,258)	(4,147,562)	(3,647,197)	(1,706,220)	(5,353,417)
Results from other Brazlian indexed unit	(4,416,799)		(4,416,799)	(4,602,591)		(4,602,591)	(562,461)	—	(562,461)	(1,318,782)	—	(1,318,782)
Results from UF indexed Other	3,033,553		3,033,553	(64,665)		(64,665)	481,512	—	481,512	(60,899)	—	(60,899)

(Losses) gains from indexation	(22,716,502)	(3,652,430)	(26,368,932)	(8,500,286)	(1,791,555)	(10,291,841)	(3,601,253)	(627,258)	(4,228,511)	(5,026,878)	(1,706,220)	(6,733,098)

Financial debt IFC-ABN Argentina	(3,120,304)		(3,120,304)	(3,393,977)		(3,393,977)	(359,319)	—	(359,319)	(1,206,747)	—	(1,206,747)
Bond debt USA and Peru	(12,560,590)	(9,980,797)	(22,541,387)	(8,544,506)	(5,511,837)	(14,056,343)	(12,651,551)	(4,140,894)	(16,792,445)	4,133,164	138,025	4,271,189
Financial debt Peru	(607,700)	(153,422)	(761,122)	(3,220,396)	(360,306)	(3,580,702)	(623,404)	(152,912)	(776,316)	190,730	3,695	194,425
Financial assets and Financial debt—Colombia	150,070		150,070	102,686		102,686	—	—	—	1,805	—	1,805
Exchange difference	(16,138,524)	(10,134,219)	(26,272,743)	(15,056,193)	(5,872,143)	(20,928,336)	(13,634,274)	(4,293,806)	(17,928,080)	3,118,952	141,720	3,260,672

Financial results total	(163,162,784)	(43,039,533)	(206,202,317)	(161,206,006)	(31,849,586)	(193,055,592)	(58,598,735)	(15,337,737)	(73,936,472)	(47,373,373)	(10,077,497)	(57,450,870)

16	Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments,” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

16.1	Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basic on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail. There are no customers whose purchases represent more than 10% of the consolidated revenue, nor a specific business segment.

The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other”. In 2014, as part of the agreement between Scotiabank Chile and Cencosud, upon regulatory approvals, Scotiabank Chile will acquire fifty-one percent (51%) of the legal entities which mostly encompass the financial services operations/business in Chile. The remaining forty-nine percent (49%) owned by Cencosud as indicated in the Framework Agreement further explained in note 2.5.

16.2	Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the years ended September 30, 2014 and December 31, 2013 in thousands of Chilean pesos is the following:

Regional information by segment

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discontinued operation Financial services
Nine months ended September 30, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	5,916,731,378	151,497,437	870,043,591	671,448,293	83,258,620	3,217,237	7,696,196,556	155,173,273
Cost of sales	(4,515,143,849)	(17,484,993)	(569,088,902)	(502,447,243)	(25,990,381)	(2,402,044)	(5,632,557,412)	(42,022,177)

Gross margin	1,401,587,529	134,012,444	300,954,689	169,001,050	57,268,239	815,193	2,063,639,144	113,151,096

Other revenues by function	7,108,909	26,429,354	725,185	722,906	0	1,413,132	36,399,486	198,189
Sales, general and administrative expenses	(1,230,698,752)	(23,809,022)	(234,166,963)	(184,478,927)	(29,517,709)	(111,320,893)	(1,813,992,266)	(51,522,250)
Financial expenses and income, net	—	—	—	—	—	(153,560,642)	(153,560,642)	(29,252,884)
Participation in profit or loss of equity method associates	(606,444)	1,081,624	—	—	—	—	475,180	—
Exchange differences	—	—	—	—	—	(26,272,743)	(26,272,743)	(10,134,219)
(Losses) from Indexation	—	—	—	—	—	(26,368,932)	(26,368,932)	(3,652,430)
Other earnings (Losses), net	—	—	—	2,434,854	—	21,735,301	24,170,155	19,607
Income tax charge	—	—	—	—	—	(56,856,289)	(56,856,289)	(3,761,422)

Profit (loss)	177,391,242	137,714,400	67,512,911	(12,320,117)	27,750,530	(350,415,873)	47,633,093	15,045,687
Profit (loss) from continued operations	177,391,242	137,714,400	67,512,911	(12,320,117)	27,750,530	(350,415,873)	47,633,093	—
Profit (loss) from discontinued operations attributable to owners of the Company	—	—	—	—	—	—	—	15,045,687
Profit (loss) attributable to non-controlling interest	—	—	—	—	—	(221,189)	(221,189)	—

Profit for the year attributable to controlling shareholders, Total	177,391,242	137,714,400	67,512,911	(12,320,117)	27,750,530	(350,637,062)	47,411,904	15,045,687

Depreciation and amortization	100,113,393	4,138,265	15,083,520	19,391,699	1,390,779	8,302,691	148,420,347	1,691,568

Nine months ended September 30, 2013
Revenues from ordinary activities	5,601,338,867	147,427,736	842,063,063	654,188,749	58,272,845	13,624,035	7,316,915,295	160,835,110
Cost of sales	(4,225,796,716)	(16,865,732)	(571,573,759)	(474,459,537)	(17,130,744)	(3,288,605)	(5,309,115,093)	(45,772,662)

Gross margin	1,375,542,151	130,562,004	270,489,304	179,729,212	41,142,101	10,335,430	2,007,800,202	115,062,448

Other revenues by function	8,195,818	35,405,053	185,853	189,351	0	225,835	44,201,910	14,755
Sales, general and administrative expenses	(1,206,345,310)	(24,318,126)	(225,093,709)	(173,990,378)	(25,781,376)	(89,896,579)	(1,745,425,478)	(50,739,270)
Financial expenses and income, net	—	—	—	—	—	(161,835,415)	(161,835,415)	(24,185,888)
Participation in profit or loss of equity method associates	143,815	3,835,714	—	—	—	—	3,979,529
Exchange differences	—	—	—	—	—	(20,928,336)	(20,928,336)	(5,872,143)
(Losses) from Indexation	—	—	—	—	—	(10,291,841)	(10,291,841)	(1,791,555)
Other earnings, net	—	—	—	1,029,785	—	9,257,071	10,286,856	9,081
Income tax charge	—	—	—	—	—	(65,476,377)	(65,476,377)	(2,497,669)

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Continuing operations total	Discontinued operation Financial services
Nine months ended September 30, 2013	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Profit (loss)	177,536,474	145,484,645	45,581,448	6,957,970	15,360,725	(328,610,212)	62,311,050	29,999,759
Profit (loss) from continued operations	177,536,474	145,484,645	45,581,448	6,957,970	15,360,725	(328,610,212)	62,311,050
Profit (loss) from discontinued operations attributable to owners of the Company	—	—	—	—	—	—	—	29,999,759
Profit (loss) attributable to non-controlling interest	—	—	—	—	—	(467,054)	(467,054)	—

Profit (loss) for the year attributable to controlling shareholders, Total	177,536,474	145,484,645	45,581,448	6,957,970	15,360,725	(329,077,266)	61,843,996	29,999,759

Depreciation and amortization	102,079,314	2,947,177	14,521,294	18,352,862	1,268,156	4,854,021	144,022,824	1,833,870

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

The financing policy of the Group has been historically being financed and managing these resources through the Company Holding Cencosud S.A. The funds are subsequently transferred to other countries as required to finance the local investments. This policy aims to reduce the financial cost of the Group.

16.3	Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment

Nine months ended September 30, 2014	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation Financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	1,691,068,940	85,315,502	337,244,442	647,076,513	329,538	(914,699)	2,760,120,236	155,173,273
Cost of sales	(1,278,907,217)	(4,064,892)	(242,872,303)	(480,055,069)	(260,542)	(393,889)	(2,006,553,912)	(42,022,177)

Gross margin	412,161,723	81,250,610	94,372,139	167,021,444	68,996	(1,308,588)	753,566,324	113,151,096
Argentina
Ordinary income, total	1,285,766,639	46,024,675	484,150,393	—	43,282,325	7,735,680	1,866,959,712	—
Cost of sales	(892,081,599)	(11,893,440)	(289,728,899)	—	(9,624,467)	(1,837,086)	(1,205,165,491)	—

Gross margin	393,685,040	34,131,235	194,421,494	—	33,657,858	5,898,594	661,794,221	—

Brazil
Ordinary income, total	1,605,601,961	—	—	—	2,355,593		1,607,957,554	—
Cost of sales	(1,287,866,604)	—	—	—	—		(1,287,866,604)	—

Gross margin	317,735,357	—	—	—	2,355,593		320,090,950	—

Peru
Ordinary income, total	603,643,514	12,522,204	—	24,371,779	31,042,242	698,660	672,278,399	—
Cost of sales	(467,063,566)	(1,240,900)	—	(22,392,175)	(16,105,373)	(76,222)	(506,878,236)	—

Gross margin	136,579,948	11,281,304	—	1,979,604	14,936,869	622,438	165,400,163	—
Colombia
Ordinary income, total	730,650,325	7,635,057	48,648,756	—	6,248,921	(4,302,404)	788,880,655	—
Cost of sales	(589,224,862)	(285,761)	(36,487,699)	—	—	(94,847)	(626,093,169)	—

Gross margin	141,425,463	7,349,296	12,161,057	—	6,248,921	(4,397,251)	162,787,486	—

Gross margin by country and segment

Nine months ended September 30, 2013	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support service, financing, adjustments and other	Consolidated total	Discontinued operation Financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	1,610,270,819	80,747,499	326,243,755	647,214,857	377,972	(694,221)	2,664,160,681	160,835,110
Cost of sales	(1,218,503,945)	(4,162,217)	(238,228,813)	(468,740,315)	(257,553)	(491,284)	(1,930,384,127)	(45,772,662)

Gross margin	391,766,874	76,585,282	88,014,942	178,474,542	120,419	(1,185,505)	733,776,554	115,062,448

Argentina
Ordinary income, total	1,301,171,545	49,465,585	482,920,732	—	33,020,878	14,219,114	1,880,797,854	—
Cost of sales	(911,660,013)	(10,452,340)	(308,582,655)	—	(7,653,777)	(2,566,385)	(1,240,915,170)	—
Gross margin	389,511,532	39,013,245	174,338,077	—	25,367,101	11,652,729	639,882,684	—

Brazil
Ordinary income, total	1,483,496,956	—	—	—	3,193,132	—	1,486,690,088	—
Cost of sales	(1,146,058,922)	—	—	—	—	—	(1,146,058,922)	—
Gross margin	337,438,034	—	—	—	3,193,132	—	340,631,166	—

Peru
Ordinary income, total	537,738,995	10,804,930	—	6,973,892	17,155,296	99,142	572,772,255	—
Cost of sales	(412,310,112)	(1,989,812)	—	(5,719,222)	(9,219,414)	(230,937)	(429,469,497)	—
Gross margin	125,428,883	8,815,118	—	1,254,670	7,935,882	(131,795)	143,302,758	—

Colombia
Ordinary income, total	668,660,552	6,409,722	32,898,576	—	4,525,567	—	712,494,417	—
Cost of sales	(537,263,724)	(261,363)	(24,762,290)	—	—	—	(562,287,377)	—

Gross margin	131,396,828	6,148,359	8,136,286	—	4,525,567	—	150,207,040	—

16.4	Regional information by segment: Total assets

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At September 30, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	65,006,949	9,174,812	4,502,471	23,473,900	18,929,597	3,488,093	124,575,822
Other financial assets, current	—	—	—	—	—	23,867,043	23,867,043
Other non-financial assets, current	4,533,258	2,237,306	2,942,808	1,420,874	186,035	2,789,059	14,109,340
Trade receivables and other receivables, current	276,959,571	24,441,931	55,429,385	35,093,294	260,402,499	13,324,484	665,651,164
Trade receivables due from related parties, current	—	—	—	—	—	—	—
Inventory, current	764,854,425	—	257,501,477	174,045,355	—	—	1,196,401,257
Income tax receivable, current	8,464,549	13,189,702	3,947,879	4,370,145	1,792,025	35,005,174	66,769,474
Assets held for sale, non current	—	—	—	—	755,060,431	—	755,060,431

Total current assets	1,119,818,752	49,043,751	324,324,020	238,403,568	1,036,370,587	78,473,853	2,846,434,531
Non-Current Assets
Other financial assets, non-current	—	—	—	—	—	263,340,706	263,340,706
Other non-financial assets, non-current	—	—	—	—	—	36,130,604	36,130,604
Trade receivables and other receivables, non-current	20,750,369	—	—	—	13,319,374	1,345,273	35,415,016
Equity method investments	482,865	47,854,674	—	—	—	—	48,337,539
Intangible assets other than goodwill	218,692,352	142,434	4,982,266	168,299,856	3,420,162	16,060,883	411,597,953
Goodwill	1,703,039,287	150,580	4,447,515	138,159,463	—	—	1,845,796,845
Property, plant and equipment	2,194,907,494	345,289,752	327,388,983	255,146,380	3,848,930	31,285,880	3,157,867,419
Investment property	—	1,612,261,344	—	—	—	—	1,612,261,344
Income tax assets, non-current	—	—	—	—	—	58,883,195	58,883,195
Deferred income tax assets	—	—	—	—	—	374,461,476	374,461,476

Total non-current assets	4,137,872,367	2,005,698,784	336,818,764	561,605,699	20,588,466	781,508,017	7,844,092,097

Total Assets	5,257,691,119	2,054,742,535	661,142,784	800,009,267	1,056,959,053	859,981,870	10,690,526,628

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2013	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	125,058,185	5,226,904	10,216,015	13,349,795	16,426,776	1,433,950	171,711,625
Other financial assets, current	—	—	—	—	—	49,583,940	49,583,940
Other non-financial assets, current	7,138,420	665,031	2,067,224	400,880	400,137	933,801	11,605,493
Trade receivables and other receivables, current	331,091,832	26,414,689	65,976,199	39,509,197	660,782,211	9,673,425	1,133,447,553
Trade receivables due from related parties, current	—	432,303	—	—	—	—	432,303
Inventory, current	656,307,740	—	208,372,176	180,226,711	—	—	1,044,906,627
Income tax receivable, current	10,011,982	2,738,250	1,436,634	2,344,763	822,592	5,443,082	22,797,303

Total current assets	1,129,608,159	35,477,177	288,068,248	235,831,346	678,431,716	67,068,198	2,434,484,844
Non-Current Assets
Other financial assets, non-current	—	—	—	—	—	92,405,358	92,405,358
Other non-financial assets, non-current	—	—	—	—	—	38,263,337	38,263,337
Trade receivables and other receivables, non-current	13,923,011	—	—	—	139,992,578	1,924,223	155,839,812
Equity method investments	1,052,894	48,889,260	—	—	—	—	49,942,154
Intangible assets other than goodwill	196,641,232	1,897	1,190,519	144,038,458	210,865,748	18,883,653	571,621,507
Goodwill	1,552,836,901	170,515	4,873,805	138,159,463	—	—	1,696,040,684
Property, plant and equipment	2,342,823,658	160,353,883	332,811,904	252,986,187	6,145,009	6,763,227	3,101,883,868
Investment property	—	1,568,432,058	—	—	—	—	1,568,432,058
Income tax assets, non-current	—	—	—	—	—	53,727,039	53,727,039
Deferred income tax assets	—	—	—	—	—	302,593,552	302,593,552

Total non-current assets	4,107,277,696	1,777,847,613	338,876,228	535,184,108	357,003,335	514,560,389	7,630,749,369

Total Assets	5,236,885,855	1,813,324,790	626,944,476	771,015,454	1,035,435,051	581,628,587	10,065,234,213

16.5	Current Asset and liabilities by segment

Regional information by segment Current assets and liabilities at September 30, 2014	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,230,538,681	47,585,808	215,221,408	151,872,164	51,821,984	35,768,402	1,732,808,447

Regional information by segment Current assets and liabilities at December 31, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,358,568,357	45,068,829	247,192,916	215,322,018	70,380,105	21,460,993	1,957,993,218

16.6	Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At September 30, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,779,416,138	1,220,431,419	1,619,411,058	1,143,554,427	1,927,713,586	10,690,526,628
Total liabilities	3,797,119,728	683,302,339	773,133,995	426,032,479	501,598,955	6,181,187,496
Total Net equity	966,252,998	663,793,957	846,277,063	606,900,483	1,426,114,631	4,509,339,132
Adjustments to net investment	16,043,412	(126,664,877)	—	110,621,465	—	—
Net investment	982,296,410	537,129,080	846,277,063	717,521,948	1,426,114,631	4,509,339,132
Percentage of Net equity	21.4%	14.7%	18.8%	13.5%	31.6%	100.0%
Percentage of equity	21.8%	11.9%	18.8%	15.9%	31.6%	100.0%

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2013	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,594,880,919	1,234,539,186	1,483,616,643	1,008,012,702	1,744,184,763	10,065,234,213
Total liabilities	3,609,794,420	696,788,617	658,786,450	394,025,753	444,471,884	5,803,867,124
Total Net equity	965,703,934	657,231,680	824,830,193	513,888,403	1,299,712,879	4,261,367,089
Adjustments to net investment	19,382,565	(119,481,111)	—	100,098,546	—	—
Net investment	985,086,499	537,750,569	824,830,193	613,986,949	1,299,712,879	4,261,367,089
Percentage of Net equity	22.7	15.4	19.4	12.0	30.5	100.0%
% Percentage of equity	23.1	12.6	19.4	14.4	30.5	100.0%

16.7	Regional information, including intersegments is as follows:

	For the nine months ended September 30, 2014
Regional information, by segment	Total revenue by segment	Total revenue intra-segment	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	5,916,731,378	—	5,916,731,378
Shopping	258,359,346	106,861,909	151,497,437
Home Improvement	876,729,637	6,686,046	870,043,591
Department stores	671,448,293	—	671,448,293
Financial Services	238,431,893	—	238,431,893
Discontinued operations - Financial Services	(155,173,273)	—	(155,173,273)
Others	3,217,237	—	3,217,237

TOTAL	7,809,744,511	113,547,955	7,696,196,556

	For the nine months ended September 30, 2013
Regional information, by segment	Total segment revenue	Total segment revenue	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	5,601,338,867	—	5,601,338,867
Shopping	229,133,701	81,705,965	147,427,736
Home Improvement	850,083,953	8,020,890	842,063,063
Department stores	654,188,749	—	654,188,749
Financial Services	219,107,955	—	219,107,955
Discontinued operations - Financial Services	(160,835,110)	—	(160,835,110)
Others	13,624,035	—	13,624,035

TOTAL	7,406,642,150	89,726,855	7,316,915,295

16.8	Non-current assets by country

At September 30, 2014	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	28,442,455	5,969,051	—	1,710,698	8,400	36,130,604
Trade receivables and other receivables	11,297,607	3,565,765	20,551,644	—	—	35,415,016
Equity Method investments	47,854,674	(600,766)	—	1,083,631	—	48,337,539
Intangible assets other than goodwill	188,432,628	14,913,979	84,015,351	110,202,339	14,033,656	411,597,953
Goodwill	246,271,648	3,370,637	608,600,042	274,297,575	713,256,943	1,845,796,845
Property Plant and Equipment	1,167,918,079	335,312,374	426,194,540	373,188,140	855,254,286	3,157,867,419
Investment Property	1,239,067,298	186,360,615	—	152,963,116	33,870,315	1,612,261,344
Income tax assets, non-current	42,248,139	329,982	—	—	16,305,074	58,883,195

Non-current assets—Total	2,971,532,528	549,221,637	1,139,361,577	913,445,499	1,632,728,674	7,206,289,915

At December 31, 2013	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	30,922,885	5,928,669	—	1,404,223	7,560	38,263,337
Trade receivables and other receivables	128,147,510	13,997,371	13,694,931	—	—	155,839,812
Equity Method investments	48,889,260	192,079	—	860,815	—	49,942,154
Intangible assets other than goodwill	372,172,379	10,830,938	74,926,954	100,080,155	13,611,081	571,621,507
Goodwill	246,271,648	3,816,863	555,816,040	248,204,885	641,931,248	1,696,040,684
Property Plant and Equipment	1,216,059,698	377,125,449	389,333,433	330,734,647	788,630,641	3,101,883,868
Investment Property	1,204,788,484	198,805,718	—	134,354,573	30,483,283	1,568,432,058
Income tax assets, non-current	42,963,654	756,141	—	—	10,007,244	53,727,039

Non-current assets—Total	3,290,215,518	611,453,228	1,033,771,358	815,639,298	1,484,671,057	7,235,750,459

The amounts for non-current assets by country shown in this note exclude other non-current financial assets, deferred tax assets as per IFRS 8.

16.9	Consolidated Cash Flow by segment:

Regional information by segment Consolidated Segment Flows at September 30, 2014	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	111,472,866	49,839,977	(21,301,555)	44,260,810	19,340,788	(106,136,187)	97,476,699	(10,136,575)
Net cash flows from (used in) investing activities	(97,370,258)	(32,786,681)	(15,105,458)	(8,830,698)	(82,256,155)	(6,808,010)	(243,157,260)	76,229,178
Net cash flows from (used in) financing activities	(80,851,908)	(13,006,557)	31,230,278	(25,306,007)	65,435,390	114,644,750	92,145,946	(63,157,055)

Regional information by segment Consolidated Segment Flows at September 30, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	70,463,695	57,310,114	(9,383,105)	49,088,214	1,122,791	(78,680,291)	89,921,418	37,340,513
Net cash flows from (used in) investing activities	(175,230,148)	(47,254,920)	(17,199,823)	(9,509,777)	(62,783)	43,467,140	(205,790,311)	(13,770,559)
Net cash flows from (used in) financing activities	11,501,758	(14,129,158)	17,396,442	(55,694,835)	(7,333,483)	35,399,675	(12,859,601)	(23,569,954)

16.10	Additions to non-current assets:

As of September 30, 2014	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	80,979,113	13,659,559	9,305,767	17,129,738	387,904	14,814,136	136,276,217
Intangible asset, other that goodwill	9,611,503	29,133	37,541	1,837,225	691,852	3,078,116	15,285,370
Goodwill	—	—	—	—	—	—	—
Investment properties	—	21,533,020	—	—	—	—	21,533,020

Total additions	90,590,616	35,221,712	9,343,308	18,966,963	1,079,756	17,892,252	173,094,607

As of December 31, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	185,955,442	13,119,685	15,953,772	21,905,020	726,912	6,924,556	244,585,387
Intangible asset, other that goodwill	16,598,139	17,128	968,004	1,923,291	3,057,342	14,031,338	36,595,242
Goodwill	—	—	—	—	—	—	—
Investment properties	—	37,900,602	—	—	—	—	37,900,602

Total additions	202,553,581	51,037,415	16,921,776	23,828,311	3,784,254	20,955,894	319,081,231

16.11	Banco Paris statements:

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of September 30, 2014 and December 31, 2013

	As of
Assets	9/30/2014	12/31/2013
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	16,516,711	15,352,349
Other financial assets, current	13,483,064	8,785,942
Trade receivables and other receivables	117,366,958	129,922,520
Current tax assets	1,261,552	460,086

Total current assets	148,628,285	154,520,897

Non-current assets
Trade receivable and other receivables, non-current	11,707	11,707
Receivables from related entities	105,157,351	102,904,388
Equity method investment	1,187,077	38,010
Intangible assets other than goodwill	3,002,313	3,175,651
Property, plant and equipment	801,627	1,284,878
Deferred income tax assets	5,290,561	2,451,102

Total non-current assets	115,450,636	109,865,736

Total assets	264,078,921	264,386,633

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of September 30, 2014 and December 31, 2013.

	As of
Net equity and liabilities	9/30/2014	12/31/2013
	ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	140,055,369	152,017,643
Trade payables and other payables	9,027,499	9,367,366
Current income tax liabilities	2,151,103	543,641
Current provision for employee benefits	403,288	539,068
Total current liabilities	151,637,259	162,467,718

Non-current liabilities
Other financial liabilities,	62,964,906	58,435,417
Trade accounts payables	2,858,742	1,334,706
Deferred income tax liabilities	1,195,816	1,292,601

Total non-current liabilities	67,019,464	61,062,724

Total liabilities	218,656,723	223,530,442

Net equity
Paid-in capital	39,579,421	39,579,421
Retained earnings (accumulated losses)	4,193,230	5,398,170
Other reserves	1,649,547	(4,121,400)

Net equity attributable to controlling shareholders	45,422,198	40,856,191
Non-controlling interest	—	—

Total net equity	45,422,198	40,856,191

Total net equity and liabilities	264,078,921	264,386,633

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of September 30, 2014 and 2013,

	For the nine months ended September 30,
Statement of integral income	2014	2013
	ThCh$	ThCh$
Revenues from ordinary activities	39,878,673	35,906,873
Cost of Sales	(5,075,553)	(745,859)

Gross Margin	34,803,120	35,161,014
Administrative expenses	(20,270,460)	(19,074,468)
Financial income	259,620	99,409
Financial expenses	(9,885,062)	(10,035,809)
Other gain (losses)	(1,082)	(3,738)
Exchange differences	(2,143)	3,430

Profit before tax	4,903,993	6,149,838
Income tax charge	(710,763)	(1,208,576)

Profit from ongoing operations	4,193,230	4,941,262

Net income	4,193,230	4,941,262

17	Restrictions, contingencies, legal proceedings and other matters

•	The subsidiaries of Cencosud S.A. in Chile are involved in lawsuits and litigation that are pending as of September 30, 2014. The amounts of these claims are covered by a civil liability insurance policy.

•	A civil lawsuit was filed against our indirectly controlled affiliate, GBarbosa Comercial (Brazil), by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by the ruling, albeit still not judicial, that was issued through another public civil claim, which annulled a bank of hours from May 2007 to April 2009.

•	An indirectly controlled subsidiary of Cencosud Colombia S.A. in Chile is involved in a litigation regarding extracontractual civil liability due to the non-filing of its financial statements as of September 30, 2014. The amounts of these claims are covered by a civil liability insurance policy.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient information at this time.

The contingencies and legal proceedings disclosed above are each deemed to be of a possible outcome.

18	Stock options

As of September 30, 2014 the Company has a share-based compensation plan for executives of Cencosud S.A., and affiliates. The details of the arrangements are described below:

Agreement	Stock options granted to key executives
Nature of the arrangement	2014 retention plan for executives	2015 retention plan for executives
Date of grant	September 2013	September 2014
Number of instruments granted	22,640,254 shares	10,057,500 shares
Exercise price	Ch$ 2,600	Ch$ 1,646
Share price at granted date	Ch$ 2,071	Ch$ 1,785
Vesting	0.9; 1.9; 2.9; 3.9 years	1.2; 2.2; 3.1 and 3.4 years
Condition

a)   As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in their employment relationship.

b)   From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of their employment duties, at the Company’s sole discretion.

a)   As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in their employment relationship.

b)   From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of their employment duties, at the Company’s sole discretion.

Settlement	Shares
Data used in the options pricing model:
Weighted average price of shares used	Ch$ 2,071	Ch$ 1,785
Exercise price	Ch$ 2,600	Ch$ 1,646
Expected volatility	23,4%	27%
Expected term at grant day (in years)	0.9; 1.9; 2.9; 3.9 years	1.2; 2.2; 3.1 and 3.4 years
Risk free interest rate	5.0%	3.3%
Expected dividends (dividends yield)	1%	0.9%
Anticipated % of executives leaving the plan (at grant date)	10%	10%
Fair value of the option at the grant date	Ch$ 157.49	Ch$ 404.37

As of March 31, 2013, the Company had the following compensation plans for executives, which during the month of April 2013on the rights-based compensation plan for executives options were exercised Cencosud SA and subsidiaries that held the company, Details of the plans are described below:

Agreement	Stock options granted to key executives
Nature of the arrangement	Years of service plan	Performance incentive
Date of grant	1/1/2010	1/1/2010
Number of instruments granted	8,392,143 shares	16,607,857 shares
Exercise price	Ch$ 1,750	Ch$ 1,750
Share price at granted date	Ch$ 1,766,8	Ch$ 1,766,8
Vesting	3.3	3.3
Condition

a)      As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in their employment relationship.

b)      From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of their employment duties, at the Company’s sole discretion.

		The investing condition requires that EBITDA for the year ended December 31, 2012 (meaning the Consolidated net income of Cencosud S.A. plus financial interest, depreciation, amortization and income taxes and excluding the variation of adjustment unit and change by revaluation of investment properties) increase 100% or more based on the EBITDA for the year ended December 31, 2009 (amounting to ThCh$ 403,210,000, EBITDA is calculated based only on the businesses that the Company has or operates as of signing date of the stock options contract and excludes any acquisition (such as purchase, merger, or other similar transaction) made by the Company. The Board has approved a change to the performance incentive plan, as is described below.
Settlement	Shares	Shares
Data used in the options pricing model:
Weighted average price of shanes used	Ch$ 1,766,8	Ch$ 1,766,8
Exercise price	Ch$ 1,750	Ch$ 1,750
Expected volatility	16.0%	16.0%
Expected term at grant day (in years)	3.3	3.3
Risk free interest rate	4.7%	4.7%
Expected dividends (dividends yield)	0%	0%
Anticipated % of executives leaving the plan (at grant date)	10%	10%
Fair value of the option at the grant date	Ch$ 331.87	Ch$ 331.87

	Numbers of shares
Stock options granted to key executives	9/30/2014	12/31/2013
1) Outstanding as of the beginning of the period	22,010,664	18,443,792
2) Granted during the period	10,152,500	26,374,148
3) Forfeited during the period	(1,539,868)	(875,474)
4) Exercised during the period	—	(21,931,802)
5) Expired at the end of the period	(5,209,098)	—
6) Outstanding at the end of the period	25,414,198	22,010,664
7) Vested and expected to vest at the end of the period	25,414,198	22,010,664
8) Eligible for exercise at the end of the period	683	370

	For the nine months ended September 30		For the three months ended September 30
Stock options—Impact in P&L	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Impact in the income statement	1,840,503	3,039,696	627,041	431,698

The Board has approved a change to the performance incentive plan, changing the condition of exercise in accordance with the EBITDA increase percentage actually achieved. It was also agreed to postpone the deadline for exercising the stock option plans until April 22, 2013.

Additionally, the Board delegated to its Chairman the possibility of providing additional options to the aforementioned performance incentive plan to certain key executives under the condition that they not exceed the limit of number of shares approved by the Shareholders dated April 25, 2008 for this purpose.

At the end of each reporting period, the Company revises its estimates of the number of options that can be exercised. The estimated number of options to be exercised is 20,896,776 and 22,010,664 shares at September 30, 2014 and December 31, 2013, respectively.

In relation to the 2014 Retention Plan, the outstanding options as of September 30, 2014 and December 31, 2013 had a weighted-average contractual life of 1.43 and 1.92 years, respectively. Also, the new 2015 retention plan released in April 2014 has a a weighted-average contractual life of 1.98.

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

19	Disposal Group held for sale

The Company, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into the Framework Agreement on June 20, 2014 with BNS and its wholly owned subsidiary Scotiabank Chile to further develop, on a joint basis, the Business. The Framework Agreement provides that the Business shall be operated through the Subject Companies. As part of the agreement, Scotiabank Chile, upon the issuance of certain regulatory approvals, will acquire a fifty-one percent (51%) controlling interest in each of the Subject Companies, with Cencosud retaining the remaining forty-nine percent (49%) non-controlling interest.

Under IFRS Standard N° 5 (“IFRS 5”), “Disposal of subsidiaries, business and non-current assets”, the Subject Companies are considered as from June 20, 2014 as “Assets held for sale” as a result of Cencosud’s commitment to sell a controlling interest to an unrelated party under the Framework Agreement and the occurrence of such transaction is deemed highly probable by management.

IFRS 5 requires that (a) assets that meet the criteria to be classified as held for sale be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and (b) assets that meet the criteria to be classified as held for sale be presented separately in the statement of financial position and the results of discontinued operations, net of tax, and be presented separately in the statement of comprehensive income. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or on the face of the statements of cash flows. IFRS 5 requires that a company “re-present” its statement of comprehensive income as if the operation had been discontinued for all prior periods presented.

Accordingly, our consolidated balance sheet as of September 30, 2014 reflects the disposal of the Subject Companies (the financial services segment in Chile) as “Assets held for sale” and our consolidated statement of comprehensive income for the three-month and nine-month periods ended September 30, 2014 and 2013 reflect the disposal of the Subject Companies as discontinued operations. Net cash flows from operating, investing and financing activities of discontinued operations have been separately presented in the consolidated statement of cash flows for the nine-month period ended September 30, 2014 and 2013.

a)	Assets and liabilities of disposal group held for sale

As of September 30 2014, the disposal group was stated at its carrying amount

Assets	9/30/2014
ThCh$
Current assets
Cash and cash equivalents	2,935,548
Other financial assets, current	6,321,930
Other non-financial assets, current	2,343,130
Trade receivables and other receivables	402,338,632
Current tax assets	526,451

Total current assets	414,465,691

Non-current assets
Other non-financial assets, non-current	—
Trade receivable and other receivables, non-current	119,337,171
Intangible assets other than Goodwill	207,477,168
Property Plan and Equipment	1,643,561
Non-Current tax assets	522,067
Deferred income tax assets	11,614,773

Total non-current assets	340,594,740

Total assets	755,060,431

Liabilities	9/30/2014
ThCh$
Current liabilities
Other financial liabilities, current	140,055,369
Trade payables and other payables	33,388,868
Other provisions, current	2,101,472
Current income tax liabilities	356,114
Current provision for employee benefits	1,108,757

Total current liabilities	177,010,580

Non-current liabilities
Other non-financial liabilities,	62,964,906
Deferred income tax liabilities	402,489

Total non-current liabilities	63,367,395

Total liabilities	240,377,975

b)	Cumulative income or expenses included in OCI.

Therea are no cumulative income or expenses included in OCI relating to the disposal Group.

20	Deferred income taxes and current tax

The source of the deferred income taxes recorded as of September 30, 2014 and December 31, 2013 are the following:

20.1	Deferred income tax assets

Deferred income tax assets	As of
	9/30/2014	12/31/2013
	ThCh$	ThCh$
Fixed assets	18,889,436	24,577,902
Accumulations or accruals	5,496,363	2,898,063
Inventory	20,735,570	19,071,557
Bad-debt reserve	20,020,546	26,738,963
Accruals and provisions	68,575,891	58,954,431
Vacation / annual leave	4,807,354	4,683,348
Tax carry forward losses	235,936,316	165,670,965

Total	374,461,476	302,595,229

The recovery of the deferred tax asset balances requires that the business achieves a sufficient level of taxable income in the future. The Company estimates that the estimated projected future income will cover the recovery of the assets.

20.2	Deferred income tax liabilities

Deferred income tax liabilities	As of
	9/30/2014	12/31/2013
	ThCh$	ThCh$
Fixed assets	364,366,662	335,327,877
Intangibles	149,631,748	110,695,030
Accumulations or accruals	14,349,351	7,987,656
Foreign currency translation	18,118,757	17,472,121

Total	546,466,518	471,482,684

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As of
Deferred income tax assets	9/30/2014	12/31/2013
	ThCh$	ThCh$
Deferred tax assets to be recovered after more than 12 months	366,735,964	284,963,431
Deferred tax assets to be recovered within 12 months	7,725,512	17,631,798

Deferred tax assets	374,461,476	302,595,229

	As of
Deferred income tax liabilities	9/30/2014	12/31/2013
	ThCh$	ThCh$
Deferred tax liabilities to be recovered after more than 12 months	(536,726,086)	(463,844,751)
Deferred tax liabilities to be recovered within 12 months	(9,740,432)	(7,637,933)

Deferred tax liabilities	(546,466,518)	(471,482,684)

Deferred tax liability (net)	(172,005,042)	(168,887,455)

The gross movement on the deferred income tax account is as follows:

	As of
	9/30/2014	12/31/2013
	ThCh$	ThCh$
As of 1 December	(168,887,454)	(178,277,276)
Debit to the statement of income	4,279,116	(25,367,188)
Business combinations and exchange differences	2,837,801	34,536,563
Tax debited (credited) directly to equity	977,778	220,446
Discontinued operations	(11,212,283)	—

Deferred tax balance (net)	(172,005,042)	(168,887,455)

20.3	The deferred income tax roll-forward is as follows:

	As of
Movements in deferred income tax asset	9/30/2014	12/31/2013
	ThCh$	ThCh$
Deferred income tax assets Initial balance	302,595,229	268,680,396
Increase (decrease) in deferred income tax assets	47,411,311	46,775,285
Increase (decrease) for change in income tax rate	16,485,280	—
Increase (decrease) in foreign exchange rate	7,969,656	(12,860,452)

Deferred income tax assets, final balance	374,461,476	302,595,229

	As of
Movements in deferred income tax liability	9/30/2014	12/31/2013
	ThCh$	ThCh$
Deferred income tax liabilities, Initial balance	(471,482,684)	(446,957,672)
Increase (decrease) in deferred income tax liabilities	(28,984,231)	(72,839,845)
Increase (decrease) in income tax rate	(40,867,748)	—
Increase (decrease) in foreign exchange rate	(5,131,855)	48,314,833

Deferred income tax liabilities, final balance	(546,466,518)	(471,482,684)

The changes in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred tax liabilities	Fixed assets	Intangibles	Accruals	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of 1 January 2013	(333,469,052)	(89,151,556)	(14,266,291)	(10,070,773)	(446,957,672)
Charged (credit to the Statement of income	(1,858,825)	(21,543,474)	6,278,634	(7,401,347)	(24,525,012)
Charged directly to equity	—	—	—	—	—

At December 31, 2013	(335,327,877)	(110,695,030)	(7,987,657)	(17,472,120)	(471,482,684)
Charged (credit) to the statement of income	(29,038,785)	(38,936,718)	(6,361,694)	(646,637)	(74,983,834)
At September 30, 2014	(364,366,662)	(149,631,748)	(14,349,351)	(18,118,757)	(546,466,518)

Deferred tax assets	Tax losses carry forward	Bad debt provision	Provisions	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of 1 January 2013	120,720,440	25,227,789	60,657,224	62,074,943	268,680,396
Charged (credit) to the Statement of Income	44,950,525	1,511,174	(1,702,793)	(10,146,702)	34,612,204
Charged directly to equity	—	—	—	(697,371)	(697,371)

At December 31, 2013	165,670,965	26,738,963	58,954,431	51,230,870	302,595,229

Charged (credit) to the Statement of Income	70,265,351	(6,718,417)	9,621,461	(2,279,926)	70,888,469
Charged directly to equity	—	—	—	977,778	977,778

At September 30, 2014	235,936,316	20,020,546	68,575,892	49,928,722	374,461,476

20.4	Compensation of deferred income tax assets and liabilities

The deferred tax assets and liabilities are offset when there is a legal right to compensate the current tax assets against the current tax liabilities and when the deferred income tax assets and liabilities are related to the income tax levied on the same tax authority and the same entity.

The compensated amounts are detailed below:

Concept	Gross assets/ liabilities	Compensated values	Compensated values
Deferred income tax assets	302,595,229	(1,677)	302,593,552
Deferred income tax liabilities	(471,482,684)	1,677	(471,481,007)

Final balance at December 31, 2013	(168,887,455)	—	(168,887,455)

Deferred income tax assets	374,461,476	—	374,461,476
Deferred income tax liabilities	(546,466,518)	—	(546,466,518)

Final balance at September 31, 2014	(172,005,042)	—	(172,005,042)

20.5	Current income tax assets and current income tax liabilities

The composition of this item as of September 30, 2014 and December 31, 2013 is the following:

Current tax assets	9/30/2014	12/31/2013
	ThCh$	ThCh$
Current tax assets, total	66,769,474	22,797,303
Compensated values	—	—

Current tax assets	66,769,474	22,797,303

Current income tax liabilities	9/30/2014	12/31/2013
	ThCh$	ThCh$
Current income tax liabilities, total	62,955,128	63,131,459
Compensated values	—	—

Current income tax liabilities	62,955,128	63,131,459

Non-current tax assets	9/30/2014	12/31/2013
	ThCh$	ThCh$
Minimum presume income tax	16,635,056	10,763,386
Tax receivable long term	42,248,139	42,963,653

Non-current tax assets	58,883,195	53,727,039

21	Corporate income tax

The corporate income tax expense on continuing operations amounts to ThCh$ 56,856,289 and ThCh$ 65,476,377 for the periods according to the following detail:

Expenses (income) due to income tax, current and deferred portions (presentation)	For the nine months ended September 30		For the three months ended September 30
	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Current tax expense	61,135,405	78,330,516	(10,833)	23,990,507
Adjustments to income tax of the prior period		—

Total current tax expenses, Net	61,135,405	78,330,516	(10,833)	23,990,507

Deferred tax income (expense) due to taxes arising from the creation and reversal of temporary differences	(28,661,583)	(18,612,660)	14,361,591	(6,865,825)
Deferred expenses (income) due to taxes arising from the changes in tax rates or new rates	24,382,467	5,758,521	24,382,467	1,599,446

Total deferred tax expenses, net	(4,279,116)	(12,854,139)	38,744,058	(5,266,379)

Tax expense on continuing operations	56,856,289	65,476,377	38,733,225	18,724,128

Expenses (income) due to income tax, by source (national, foreign) (presentation)	For the nine months ended September 30		For the three months ended September 30
	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Current income tax expense, Net, Foreign	58,231,409	57,556,585	11,861,185	24,260,279
Current income tax expense, Net, Local	2,903,996	20,773,931	(16,915,282)	(269,772)

Current income tax expense, Net, Total	61,135,405	78,330,516	(5,054,097)	23,990,507

Deferred income tax expense, Net, Foreign	(26,995,616)	(7,737,704)	(2,890,862)	(5,073,686)
Deferred income tax expense, Net, Local	22,716,500	(5,116,435)	46,678,184	(192,693)

Deferred income tax expense, Net, Total	(4,279,116)	(12,854,139)	43,787,322	(5,266,379)

Tax Expense on continuing operations	56,856,289	65,476,377	38,733,225	18,724,128

The following chart shows the reconciliation between the corporate income tax calculations resulting from the application of the legal and effective rates for the periods:

	For the nine months ended September 30		For the three months ended September 30
Reconciliation of income tax expense using the statutory rate to income tax expense using the effective rate	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Income tax expense using the legal rate	21,395,546	28,057,914	8,416,353	13,192,495

Tax effect of rates in other territories	7,037,198	10,166,567	845,924	3,853,192
Non-taxable expenses	5,897,510	8,516,918	2,528,972	5,417,714
Tax Effect of changes in tax rates	24,382,467	3,378,357	24,382,467	6,430,340
Exchange difference from business combination	—	14,847,769	—	(780,718)
Effect of share of profit of equity-accounted investee.	477,786	3,979,529	(1,407,700)	1,210,202
Other increase (decrease)	(2,334,218)	(3,470,677)	3,967,209	(10,599,097)

Adjustments to tax expenses using the legal rate, total	35,460,743	37,418,463	30,316,872	5,531,633

Income tax expense using the effective rate	56,856,289	65,476,377	38,733,225	18,724,128

a)	Tax losses:

The Company has deferred assets for tax losses arising from the different countries where it has investments. These arise mainly in the retail and real estate areas, both in Chile and abroad. For the tax losses carry-forward, there are no limits regarding their usage in all jurisdictions where the Group operates, the realization of tax losses is estimated based on the Group’s future projections.

These losses are in countries where they have no time limit and their reversal is estimated as projected future revenues as increasing.

b)	Reversal of asset and liability timing differences:

The reversal of asset and liability timing differences is directly related to the nature of the asset and liability accounts generating these differences. There is no set term for the reversal of timing differences, due to the reversal of some and the origin of others.

c)	Rate of income tax.

The current income tax rate in Chile that affects the Company is 21% for the fiscal year 2014 (Dec 2013: 20%).

On September 29, 2014, Law No. 20,780 was enacted and published in the Official Gazette, introducing various amendments to the current income tax law and taxation rules for other taxes.

The new tax reform comprises a dual income tax system, Attributed Profit Income (API) and Partially Integrated System (PIS), the main differences between these systems are as follows:

Attributed Profit Income (API)	Partially Integrated System (PIS)
Shareholders would be taxed on an accrued basis	Shareholders would be taxed on a cash basis (dividend distribution)
Income tax rate of 25%	Income tax rate of 27%
Final tax with a 100% of tax credit	Final tax credit with 65% of tax credit
ETR (effective tax rate) of 35%	ERT of 44.5% (exception)
Excess of distribution over the taxable income will be taxable by the owner (exception)	Excess of distribution over the taxable income will be taxable by the last owner w/o tax credit

Under the recently enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017, 2018 and following fiscal years, respectively, based on the adoption of the partially integratedsystem

Alternatively, for the years 2014, 2015, 2016 and 2017 and following fiscal years, an increase of 21%, 22.5%, 24%, and 25%, respectively, will apply in the event that other companies adopt the attributed taxable income system.

The Income Tax System adopted by Cencosud was the partially integrated system unless otherwise is indicated by the Shareholders by the end of 2016 (July – December).

Based on the adoption of the Partially Integrated System and the application of the progressive increase of its rates, Cencosud had an increase in its deferred tax liability balance which resulted in a loss in its Income Statement for approximately ChTh$24,382,467.

The rates that affect its foreign subsidiaries are: 35% in Argentina, 33% in Colombia, 30% in Peru and 34% in Brazil. For Colombia,             this current rate was modified from 33% to 34% and enacted in 2013.

d)	Deferred taxes not recognized.

The Company has no unrecognized deferred taxes as of the date of these financial statements.

22	Discontinued operation of financial services segment in Chile

As presented in note 19. the Company has considered the Subject Companies as discontinued operations. The following tables present the results for the discontinued operations.

Results of discontinued operation

	For the nine months ended September 30		For the three months ended September 30
In thousands of Chilean pesos	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	155,173,273	160,835,110	49,212,804	52,283,322
Cost of sales	(42,022,177)	(45,772,662)	(11,994,322)	(10,409,977)

Gross Margin	113,151,096	115,062,448	37,218,482	41,873,345

Other revenues by function	198,189	14,755	96,082	21,469
Sales, general and administrative expenses	(41,563,950)	(43,215,505)	(13,655,047)	(14,296,693)
Other expenses by function	(9,958,300)	(7,523,765)	(3,211,184)	(2,711,007)
Other gain (loss)	19,607	9,081	872	26,965

Results from operating activities	61,846,642	64,347,014	20,449,205	24,914,079

Finance income	259,620	99,409	87,500	99,409
Finance expenses	(29,512,504)	(24,285,297)	(10,676,293)	(8,612,406)
Exchange differences	(10,134,219)	(5,872,143)	(4,294,826)	141,720
(Losses) from indexation	(3,652,430)	(1,791,555)	(627,258)	(1,706,220)

Results from operating activities before income tax	18,807,109	32,497,428	4,938,328	14,836,582
Income Tax	(3,761,422)	(2,497,669)	(987,666)	(2,961,923)
Profit for the period	15,045,687	29,999,759	3,950,662	11,874,659
Basic earnings per share	5.3	11.2	1.5	4.4
Diluted earnings per share	5.3	11.2	1.5	4.4

23	Subsequent events

On November 3, 2014, the Board of Directors resolved to distribute an interim dividend of CLP$8 (eight Chilean pesos) per share, with a charge to earnings for the year 2014.

On November 13, 2014 Daniel Rodríguez Cofré, Chief Executive Officer, presented his resignation to the Board of Directors of Cencosud, effective December 31, 2014. The Board agreed that Mr. Jaime Soler Bottinelli will take over as Chief Executive Officer starting January 1, 2015.

On November 19, 2014, Cencosud S.A. carried out the early redemption of the total amount outstanding of the Series A, C and D Bonds that were issued on November 21, 2005 and registered in the Securities Registry of the Superintendency of Securities and Insurance under the number 443. The bondholders were notified of this redemption in a timely manner through a publication in the Diario Financiero on October 17, 2014. The bonds were redeemed at an amount equal to the outstanding principal balance thereof plus accrued interest calculated to such redemption date. The aggregate amount paid on the redemption date totaled 10,000,000 Unidades de Fomento for principal plus interest accrued to the date of redemption.

Funding for the early redemption was obtained by Cencosud S.A. primarily under a $400,000,000 credit agreement entered into on November 14, 2014 with HSBC Bank USA, NA and The Bank of Nova Scotia, which was disbursed on November 17, 2014. The balance of the early redemption price was financed with cash on hand.

Between the date of issuance of these condensed consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
Name: Sebastián Rivera Martínez
Title: Legal Manager

Date: January 29, 2015